ALGONQUIN POWER & UTILITIES CORP.
ANNUAL INFORMATION FORM
For the year ended December 31, 2021
March 3, 2022

All information contained in this AIF is presented as at December 31, 2021, unless otherwise specified. In this AIF, all dollar figures are in U.S. dollars, unless otherwise indicated.

Table of Contents

1. CORPORATE STRUCTURE	2
1.1 Name, Address and Incorporation	2
1.2 Intercorporate Relationships	3
2. GENERAL DEVELOPMENT OF THE BUSINESS	5
2.1 Three Year History	6
2.1.1 Fiscal 2019	6
2.1.2 Fiscal 2020	7
2.1.3 Fiscal 2021	8
2.1.4 Fiscal 2022	10
3. DESCRIPTION OF THE BUSINESS	10
3.1 Regulated Services Group	10
3.1.1 Description of Operations	11
3.1.2 Specialized Skill and Knowledge	16
3.1.3 Competitive Conditions	16
3.1.4 Cycles and Seasonality	16
3.2 Renewable Energy Group	17
3.2.1 Description of Operations	17
3.2.2 Specialized Skill and Knowledge	20
3.2.3 Competitive Conditions	21
3.2.4 Cycles and Seasonality	21
3.3 Corporate Development Activities	21
3.3.1 Development of Regulated Services Group Assets	21
3.3.2 Development of Renewable Energy Group Assets	21
3.4 Principal Revenue Sources	22
3.5 Environmental Protection	23
3.6 Employees	23
3.7 Foreign Operations	23
3.8 Economic Dependence	23
3.9 Social and Environmental Policies and Commitment to Sustainability	23
3.10 Credit Ratings	25
4. ENTERPRISE RISK FACTORS	27
4.1 Risk Factors Relating to Operations	27
4.2 Risk Factors Relating to Financing and Financial Reporting	35
4.3 Risk Factors Relating to Regulatory Environment	39
4.4 Risk Factors Relating to Strategic Planning and Execution	42
4.5 Risks Related to COVID-19	48
5. DIVIDENDS	49
5.1 Common Shares	49

TABLE OF CONTENTS
(continued)

5.2 Preferred Shares	49
5.3 Dividend Reinvestment Plan	50
6. DESCRIPTION OF CAPITAL STRUCTURE	50
6.1 Common Shares	50
6.2 Preferred Shares	50
6.3 Subordinated Notes	52
6.4 Equity Units	53
6.5 Shareholders’ Rights Plan	53
7. MARKET FOR SECURITIES	54
7.1 Trading Price and Volume	54
7.1.1 Common Shares	54
7.1.2 Preferred Shares	54
7.1.3 Subordinated Notes	56
7.1.4 Equity Units	57
7.2 Prior Sales	57
7.3 Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer	57
8. DIRECTORS AND OFFICERS	57
8.1 Name, Occupation and Security Holdings	57
8.2 Audit Committee	60
8.2.1 Audit Committee Charter	61
8.2.2 Relevant Education and Experience	61
8.2.3 Pre-Approval Policies and Procedures	61
8.3 Corporate Governance, Risk, and Human Resources and Compensation Committees	61
8.4 Cease Trade Orders, Bankruptcies, Penalties or Sanctions	62
8.5 Conflicts of Interest	62
9. LEGAL PROCEEDINGS AND REGULATORY ACTIONS	62
9.1 Legal Proceedings	62
9.2 Regulatory Actions	62
10. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	62
11. TRANSFER AGENTS AND REGISTRARS	63
12. MATERIAL CONTRACTS	63
13. EXPERTS	63
14. ADDITIONAL INFORMATION	63

SCHEDULE A - Mandate of the Audit Committee    A-1
SCHEDULE B - Glossary of Terms    B-1

Caution Concerning Forward-looking Statements and Forward-looking Information
This document may contain statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws or “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but is not limited to, statements relating to: expected future growth, results of operations, performance, business prospects and opportunities of the Corporation; expectations regarding earnings and cash flows; expectations regarding the impact of the 2019 novel coronavirus ("COVID-19") on the Corporation; expectations regarding the use of proceeds from financings; expectations regarding credit ratings and the maintenance thereof, statements relating to renewable energy credits expected to be generated and sold; the expected approval timing and cost of various transactions; statements regarding the Corporation’s sustainability and environmental, social and governance goals, including its net-zero by 2050 target; expectations and plans with respect to current and planned projects; expectations with respect to revenues pursuant to Offtake Contracts; anticipated customer benefits; ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, financing, results, ownership structures, regulatory matters, in-service dates and completion dates; expectations regarding the Corporation’s corporate development activities and the results thereof; expectations regarding the Corporation’s capital plan and development pipeline; expected demand for renewable sources of power; expected capacity of and energy sales from new energy projects; business plans for AQN’s subsidiaries and joint ventures; environmental liabilities; dividends to shareholders; the timing for closing of pending acquisitions, including the Kentucky Power Transaction; expectations regarding the purchase price for the Kentucky Power Transaction and the expected financing thereof; expectations regarding the timing for the transfer or retirement (for rate-making purposes in Kentucky) of the Mitchell Plant; and expectations regarding future "greening the fleet" initiatives, including with respect to Kentucky Power. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of a material increase in the costs of compliance with environmental laws following the completion of the Kentucky Power Transaction; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing (including tax equity financing and self-monetization transactions for U.S. federal tax credits) on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social or market conditions; the successful and timely development and construction of new projects; the closing of pending acquisitions substantially in accordance with the expected timing for such acquisitions; the absence of capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long-term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a change in applicable laws, political conditions, public policies and directions by governments, materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of material fluctuations in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; favourable relations with external stakeholders; favourable labour relations; the realization of the anticipated benefits of the Kentucky Power Transaction; that the Corporation will be able to successfully integrate newly acquired entities, and the absence of any material adverse changes to such entities prior to closing; the successful transfer of operational control over the Mitchell Plant to Wheeling Power Company; the transfer of the Mitchell Plant being implemented in accordance with the Corporation’s expectations; the absence of undisclosed liabilities of entities being acquired; that such entities will maintain constructive regulatory relationships with state regulatory authorities; the ability of the Corporation to retain key personnel of acquired entities and the value of such employees; no adverse developments in the business and affairs of the sellers during the period when transitional services are provided to the Corporation in connection with any acquisition; the ability of the Corporation to satisfy its liabilities and meet its debt service obligations following completion of any acquisition; the absence of any reputational harm to the Corporation as a result of any acquisition; and the ability of the Corporation to successfully execute future “greening the fleet” initiatives. Given the continued uncertainty and evolving circumstances surrounding the COVID-19 pandemic and related response from governments, regulatory authorities, businesses, suppliers and customers, there is more uncertainty associated with the Corporation's assumptions and expectations as compared to periods prior to the onset of COVID-19.
The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social or market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters, diseases, pandemics and other force majeure events; critical equipment breakdown or failure; supply chain disruptions; the failure of information technology infrastructure and cybersecurity; physical security breach; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of tax credits; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes in, or failure to comply with, applicable laws and regulations; failure of compliance programs; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; failure to dispose of assets (at all or at a competitive price) to fund the Corporation’s operations and growth plans; delays and cost overruns in the design and construction of projects, including as a result of COVID-19; loss of key customers; failure to complete or realize the anticipated benefits of acquisitions or joint ventures; Atlantica or a third party joint venture partner acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica’s ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation’s interests; fluctuations in the price and liquidity of the Common Shares and the Corporation’s other securities; the severity and duration of the COVID-19 pandemic and its collateral consequences, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses; impact of significant demands placed on the Corporation as a result of pending acquisitions or growth strategies; potential undisclosed liabilities of any entities being acquired by the Corporation; uncertainty regarding the length of time required to complete pending acquisitions; the failure to implement the Corporation’s strategic objectives or achieve expected benefits relating to acquisitions; Kentucky Power’s failure to receive regulatory approval for the construction of new renewable generation facilities; indebtedness of any entity being acquired by the Corporation; reputational harm and increased costs of compliance with environmental laws as a result of announced or completed acquisitions; unanticipated expenses and/or cash payments as a result of change of control and/or termination for convenience provisions in agreements to which any entity being acquired is a party; and the reliance on third parties for certain transitional services following the completion of an acquisition. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading “Enterprise Risk Factors” in this AIF and under the heading “Enterprise Risk Management” in the Corporation's management discussion and analysis for the three and twelve months ended December 31, 2021 (which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar) (“MD&A”).
Forward-looking information contained herein is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management's current expectations and plans relating to the future, and the reader is cautioned that such information may not be appropriate for other purposes. Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained herein is qualified by these cautionary statements.
1.CORPORATE STRUCTURE
1.1Name, Address and Incorporation
Algonquin Power & Utilities Corp. (“AQN”) was originally incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc. Pursuant to articles of amendment dated August 20, 1990 and January 24, 2007, the Corporation amended its articles to change its name to Société Hydrogenique Incorporée – Hydrogenics Corporation and Hydrogenics Corporation – Corporation Hydrogenique, respectively. Pursuant to a certificate and articles of arrangement dated October 27, 2009, the Corporation, among other things, created a new class of common shares, transferred its existing operations to a newly formed independent corporation, exchanged new common shares for all of the trust units of Algonquin Power Co. (“APCo”) and changed its name to Algonquin Power & Utilities Corp. AQN amended its articles on November 2, 2012, January 1, 2013, February 27, 2014, October 16, 2018, May 21, 2019 and January 14, 2022 to provide for the creation of series of preferred shares of the Corporation. See “Description of Capital Structure – Preferred Shares”. On June 10, 2016, the Corporation amended its articles to provide for a minimum of three directors and a maximum of 20 directors and to provide that the registered office of the Corporation be situated anywhere within the Province of Ontario. The head and registered office of AQN is located at Suite 100, 354 Davis Road, Oakville, Ontario L6J 2X1.
Unless the context indicates otherwise, references in this AIF to the “Corporation” refer collectively to AQN, its direct or indirect subsidiary entities and partnership interests held by AQN and its subsidiary entities.
1.2Intercorporate Relationships
Most of the Corporation’s business is conducted through subsidiary entities, including those entities which hold project assets. The following chart depicts, in summary form, the Corporation’s key businesses as of the date of this AIF.
The following table outlines the Corporation’s significant subsidiaries, and excludes certain other subsidiaries. The assets and revenues of the excluded subsidiaries did not individually exceed 10%, or in the aggregate exceed 20%, of the total consolidated assets or total consolidated revenues of the Corporation as at December 31, 2021. The voting securities of each subsidiary are held in the form of common shares, share quotas or partnership interests in the case of partnerships and their foreign equivalents, and units in the case of trusts.

Significant Subsidiaries	Description	Jurisdiction	Ownership of Voting Securities
REGULATED SERVICES GROUP
Liberty Utilities (Canada) Corp.		Canada	100%
Liberty Utilities Co. (“Liberty Utilities”)		Delaware	100%
Liberty Utilities (CalPeco Electric) LLC	Owner of the CalPeco Electric System	California	100%
Liberty Utilities (Granite State Electric) Corp.	Owner of the Granite State Electric System	New Hampshire	100%
Liberty Utilities (EnergyNorth Natural Gas) Corp.	Owner of the EnergyNorth Gas System	New Hampshire	100%
Liberty Utilities (Litchfield Park Water & Sewer) Corp.	Owner of the Litchfield Park Water System	Arizona	100%
Liberty Utilities (Midstates Natural Gas) Corp.	Owner of the Midstates Gas Systems	Missouri	100%
Liberty Utilities (Peach State Natural Gas) Corp.	Owner of the Peach State Gas System	Georgia	100%
Liberty Utilities (New England Natural Gas Company) Corp.	Owner of the New England Gas System	Delaware	100%
Liberty Utilities (New York Water) Corp.[2]	Owner of the New York Water System	New York	100%
Liberty Utilities (St. Lawrence Gas) Corp.	Owner of the St. Lawrence Gas System	New York	100%
The Empire District Electric Company (“Empire”)	Owner of, among other things, electric and electric transmission utility assets serving locations in Missouri, Kansas, Oklahoma and Arkansas, and power generation assets	Kansas	100%
Neosho Ridge Wind, LLC	Owner of the Neosho Ridge Wind Facility	Delaware	100%[1]
North Fork Ridge Wind, LLC	Owner of the North Fork Wind Facility	Delaware	100%[1]
Kings Point Wind, LLC	Owner of the Kings Point Wind Facility	Delaware	100%[1]
The Empire District Gas Company (“EDG”)	Operator of a natural gas distribution utility in Missouri	Kansas	100%
Liberty Utilities (Canada) LP (“Liberty Utilities Canada”)		Canada	100%
Liberty Utilities (Gas New Brunswick) LP	Owner of the New Brunswick Gas System	New Brunswick	100%
Bermuda Electric Light Company Limited	Owner of an electric distribution, transmission and generation system in Bermuda	Bermuda	100%
Empresa de Servicios Sanitarios de Los Lagos S.A.	Owner of a water and wastewater system in Chile	Chile	64%
RENEWABLE ENERGY GROUP
Liberty (AY Holdings) B.V. (“AY Holdings”)	Owner of approximately 44% equity interest in Atlantica	Netherlands	100%
Algonquin Power Co.		Ontario	100%
Altavista Solar, LLC	Owner of the Altavista Solar Facility	Virginia	100%
Deerfield Wind Energy, LLC	Owner of the Deerfield Wind Facility	Delaware	100%[1]
GSG 6, LLC	Owner of the Shady Oaks Wind Facility	Illinois	100%
Maverick Creek Wind, LLC	Owner of the Maverick Creek Wind Facility	Delaware	100%[1]
Minonk Wind, LLC	Owner of the Minonk Wind Facility	Delaware	100%[1]
Odell Wind Farm, LLC	Owner of the Odell Wind Facility	Minnesota	100%[1]
Senate Wind, LLC	Owner of the Senate Wind Facility	Delaware	100%[1]
St. Leon Wind Energy LP (“St. Leon LP”)	Owner of the St. Leon Wind Facility	Manitoba	100%
Sugar Creek Wind One LLC	Owner of the Sugar Creek Wind Facility	Delaware	100%[1]
1 The Corporation directly or indirectly holds 100% of the managing interests, with 100% of the non-managing interests directly or indirectly held by third party partners.
2 Acquisition closed effective as of January 1, 2022.

2.GENERAL DEVELOPMENT OF THE BUSINESS
The Corporation owns and operates a diversified portfolio of regulated and non-regulated generation, distribution, and transmission utility assets. AQN seeks to maximize total shareholder value through real per share growth in earnings and cash flows to support a growing dividend and share price appreciation.
One of AQN’s financial objectives is to maintain a BBB flat investment grade credit rating. To realize that objective, AQN monitors and strives to adhere to various targets communicated by rating agencies related to their assessments of financial and business risk at AQN. These targets currently include expectations that AQN satisfies specific leverage targets and continues to generate at least 70% of EBITDA (as determined by applicable rating agency methodologies) from AQN’s Regulated Services Group. In pursuing its growth strategy, AQN evaluates investment opportunities with a view to preserving its ability to achieve these rating agency targets, which would require AQN to grow its Regulated Services Group at least in the same proportions as the Renewable Energy Group. The business mix target may from time to time require AQN to grow its Regulated Services Group or implement other strategies in order to pursue investment opportunities within its Renewable Energy Group.
The Corporation’s operations are organized across two primary business units consisting of: the Regulated Services Group, which primarily owns and operates a portfolio of regulated assets in the United States, Canada, Bermuda and Chile; and the Renewable Energy Group, which primarily owns and operates a diversified portfolio of renewable generation assets. The Corporation also undertakes development activities for both business units, working with a global reach to identify, develop, acquire, or invest in renewable power generating facilities, regulated utilities and other complementary infrastructure projects. See “Description of the Business – Corporate Development Activities” for more information.

Regulated Services Group	Renewable Energy Group

Electric Utilities Natural Gas Utilities Water and Wastewater Utilities Natural Gas and Electric Transmission Energy Generation and Storage	Wind Power Generation Solar Generation Hydro Electric Generation Thermal Co-Generation Renewable Natural Gas Energy Storage
Regulated Services Group
The Regulated Services Group operates a diversified portfolio of regulated utility systems located in the United States, Canada, Bermuda and Chile serving approximately 1,093,000 customer connections as of December 31, 2021. With the acquisition of Liberty New York Water, the Regulated Services Group added an additional approximately 125,000 customer connections in the state of New York effective January 1, 2022. The Regulated Services Group seeks to provide safe, high quality and reliable services to its customers and to deliver stable and predictable earnings to the Corporation. In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group seeks to deliver growth through earnings-accretive acquisitions of additional utility systems and pursuing “greening the fleet” opportunities.
Renewable Energy Group
The Renewable Energy Group generates and sells electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities primarily located across the United States and Canada. The Renewable Energy Group seeks to deliver growth through development of new power generation projects and earnings-accretive acquisitions of additional power generation facilities, as well as the acquisition and development of other complementary projects, such as renewable natural gas and energy storage. The Renewable Energy Group directly owns and operates hydroelectric, wind, solar, and thermal facilities with a combined gross generating capacity of approximately 2.3 GW.
In addition to directly owned and operated assets, the Renewable Energy Group has investments in generating assets with approximately 1.4 GW of net generating capacity, which includes the Corporation’s 51% interest in the Texas Coastal Wind Facilities and approximately 44% indirect beneficial interest in Atlantica Sustainable Infrastructure plc (formerly Atlantica Yield plc) (“Atlantica”), a NASDAQ-listed company that acquires, owns and manages a diversified international portfolio of contracted renewable energy, power generation, electric transmission and water assets. AQN reports its investment in Atlantica under the Renewable Energy Group.
2.1Three Year History
The following is a description of the general development of the business of the Corporation over the last three fiscal years.

2.1.1Fiscal 2019
Corporate
(i)At-the-Market Equity Program
On February 28, 2019, AQN announced that it had established its initial at-the-market equity program that allowed AQN to issue up to $250 million (or the equivalent in Canadian dollars) of Common Shares from treasury to the public from time to time, at AQN’s discretion, at the prevailing market price when issued on the TSX, the NYSE or on any other existing trading market for the Common Shares in Canada or the United States.
(ii)Offering of Subordinated Notes
On May 23, 2019, AQN completed an underwritten offering of 6.2% fixed-to-floating subordinated notes – Series 2019-A (the “2019 Subordinated Notes”). Under the offering, AQN issued $350 million aggregate principal amount of 2019 Subordinated Notes. The 2019 Subordinated Notes are redeemable by AQN on or after July 1, 2024 and have a maturity date of July 1, 2079. Upon the occurrence of certain bankruptcy-related events in respect of AQN, the 2019 Subordinated Notes automatically convert into preferred shares, Series G of AQN (the “Series G Shares”).
See “Description of Capital Structure – Subordinated Notes” for more detail on the 2019 Subordinated Notes and see “Description of Capital Structure – Preferred Shares” for more detail on the Series G Shares.
(iii)October 2019 Offering of Common Shares
On October 16, 2019, AQN completed an underwritten marketed public offering of approximately 26.3 million of its Common Shares, including the exercise of a portion of the over-allotment option on October 21, 2019, at a price to the public of $13.50 per share, for gross proceeds of $354.4 million.
(iv)Corporate Credit Facilities
On May 23, 2019, AQN fully repaid the remaining outstanding balance of $187 million on its corporate term facility in conjunction with the issuance of the 2019 Subordinated Notes. On July 12, 2019, AQN entered into a new $500 million senior unsecured revolving credit facility with a syndicate of lenders. In conjunction with the new facility, AQN’s C$165 million credit facility was terminated. On October 24, 2019, AQN entered into a new $75 million uncommitted bilateral letter of credit facility, which was subsequently amended to $50 million.
Regulated Services Group
(i)Definitive Agreement to Acquire Bermuda Electric Light Company
On June 3, 2019, AQN announced the execution of an implementation agreement with Ascendant Group Limited (subsequently renamed Liberty Group Limited) ("Ascendant") pursuant to which AQN agreed to acquire Ascendant and its subsidiaries for $36.00 per Ascendant common share, representing an aggregate share purchase price of approximately $365 million. Ascendant, through its major subsidiary, Bermuda Electric Light Company Limited (“BELCO”), is the sole electric utility in Bermuda, providing regulated electrical transmission and distribution services to approximately 36,000 customer connections and the majority of the regulated bulk electrical generation on the island.
(ii)Regulated Services Group Commercial Paper Program
On July 1, 2019, the Regulated Services Group established a commercial paper program pursuant to which the Regulated Services Group can issue up to $500 million of unsecured notes with maturities not exceeding 270 days from the issuance date.
(iii)Completion of the Acquisition of Enbridge Gas New Brunswick Limited Partnership
On October 1, 2019, the Regulated Services Group completed the acquisition of Enbridge Gas New Brunswick Limited Partnership, along with its general partner, for C$331 million. The New Brunswick Gas System is a regulated utility that provides natural gas to approximately 12,000 customers in 14 communities across New Brunswick and operates approximately 1,200 kilometers of natural gas pipeline.
For more detail on the New Brunswick Gas System, see “Description of the Business – Regulated Services Group – Description of Operations – Natural Gas Distribution Systems” below.
(iv)Completion of the Acquisition of St. Lawrence Gas Company, Inc.
On November 1, 2019, the Regulated Services Group completed the acquisition of St. Lawrence Gas Company, Inc. and its subsidiaries for approximately $61.8 million. The St. Lawrence Gas System is a regulated utility that provides natural gas to approximately 17,000 customers in northern New York State and operates approximately 1,100 km of natural gas distribution pipeline.
For more detail on the St. Lawrence Gas System, see “Description of the Business – Regulated Services Group – Description of Operations – Natural Gas Distribution Systems” below.

(v)Definitive Agreement to Acquire New York American Water
On November 20, 2019, the Regulated Services Group entered into a stock purchase agreement with American Water Works Company, Inc. and New York American Water Company, Inc. (subsequently renamed Liberty Utilities (New York Water) Corp.) (“Liberty New York Water”) to purchase all of the outstanding shares of Liberty New York Water for a purchase price of $608 million, subject to customary adjustments. Liberty New York Water is a regulated water and wastewater utility serving over 125,000 customer connections across seven counties in southeastern New York. Operations include approximately 1,270 miles of water mains and distribution lines with 98% of customers in Nassau County on Long Island.
Renewable Energy Group
(i)Issuance of C$300 million of Senior Unsecured Debentures
On January 29, 2019, APCo issued C$300 million of “green” senior unsecured debentures bearing interest at 4.60% and with a maturity date of January 29, 2029. The debentures were sold at a price of C$999.52 per C$1,000.00 principal amount. This was the Renewable Energy Group’s inaugural “green” offering.
2.1.2Fiscal 2020
Corporate
(i)Management Changes
On February 5, 2020, AQN announced the appointment of Arun Banskota to the newly-created position of President. On July 17, 2020, AQN announced the retirement of Ian Robertson and the appointment of Mr. Banskota to the role of Chief Executive Officer. On September 18, 2020, AQN announced the retirement of David Bronicheski and the appointment of Arthur Kacprzak to the role of Chief Financial Officer. On October 9, 2020, AQN announced the retirement of Christopher Jarratt as Vice-Chair.
(ii)Corporate Credit Facilities
Given the uncertainty around the COVID-19 pandemic, on April 9, 2020, AQN entered into a new $865 million delayed draw non-revolving term credit facility with a syndicate of banks and a $135 million bilateral delayed draw non-revolving term facility. On October 5, 2020, these two delayed draw facilities were replaced with a $1 billion revolving credit facility with a syndicate of banks, which matured on December 31, 2021.
(iii)At-the-Market Equity Program
On May 15, 2020, AQN re-established its at-the-market equity program, which allowed AQN to issue up to $500 million (or the equivalent in Canadian dollars) of Common Shares from treasury to the public from time to time, at AQN's discretion, at the prevailing market price when issued on the TSX, the NYSE, or any other existing trading market for the Common Shares in Canada or the United States. The Corporation’s at-the-market equity program is no longer active, having lapsed upon the filing of the Corporation’s current base shelf prospectus on November 18, 2021.
(iv)July 2020 Offering of Common Shares
On July 17, 2020, AQN completed a public offering of approximately 57.5 million Common Shares, comprised of approximately 37 million Common Shares that were widely marketed and sold through a syndicate of underwriters (including the exercise of the over-allotment option), and a concurrent direct offering of approximately 20.5 million Common Shares that were sold to an institutional investor. The Common Shares were issued at a price of C$17.10 per Common Share for aggregate gross proceeds of approximately C$982.7 million.
Regulated Services Group
(i)Issuance of C$200 million of Senior Unsecured Debentures
On February 14, 2020, Liberty Utilities Canada issued C$200 million of senior unsecured debentures bearing interest at 3.315% and with a maturity date of February 14, 2050. The debentures were issued at par.
(ii)Regulated Services Group Credit Facilities
Given the uncertainty around the COVID-19 pandemic, on April 9, 2020, the Regulated Services Group entered into a $600 million delayed draw non-revolving term credit facility with a syndicate of banks. On October 5, 2020, this delayed draw facility was replaced with a $600 million revolving credit facility with a syndicate of banks, which matured on December 31, 2021.
(iii)Acquisition of ESSAL
On September 11, 2020, AQN entered into an agreement to acquire from Aguas Andinas S.A. its 53.5% direct and indirect participation in the water utility company Empresa de Servicios Sanitarios de Los Lagos S.A. ("ESSAL") for approximately $92.3 million. In compliance with local regulations, a tender offer process was launched for the remaining shares of ESSAL. The tender offer was completed on October 14, 2020 and the settlement of the tendered shares occurred on October 19, 2020, resulting in AQN acquiring, in total, approximately 94% of the outstanding shares of ESSAL for an aggregate purchase price of approximately $162.1 million. On December 21, 2020, AQN entered into a share purchase agreement under which Toesca Infraestructura II Fondo de Inversión agreed to purchase an approximately 31.9% interest in Eco Acquisitionco SpA (the holding company through which AQN's interests in ESSAL are held) for a purchase price of approximately $51.8 million, which closed on January 4, 2021. As a result, AQN indirectly owns approximately 64% of the outstanding shares of ESSAL. ESSAL is a vertically integrated, regional water and wastewater provider with approximately 240,000 customer connections in Southern Chile.
For more detail on ESSAL, see “Description of the Business – Regulated Services Group – Description of Operations – Water Distribution and Wastewater Collection Systems” below.
(iv)Issuance of $600 Million of Senior Unsecured Notes
On September 23, 2020, the Regulated Services Group, through its financing affiliate Liberty Utilities Finance GP1, completed an inaugural offering into the U.S. 144A market with the issuance of $600 million of “green” senior unsecured notes bearing interest at 2.050% and having a maturity date of September 15, 2030.
(v)Acquisition of Ascendant
On November 9, 2020, AQN announced that it successfully completed its acquisition of Ascendant for approximately $365 million.
For more detail on BELCO, see “Description of the Business – Regulated Services Group – Description of Operations – Electric Distribution Systems” below.
Renewable Energy Group
(i)Renewable Energy Group Credit Facility
On February 24, 2020, the Renewable Energy Group increased availability under its revolving letter of credit facility to $350 million.
(ii)Renewable Energy Development Framework Agreement
On July 30, 2020, the Renewable Energy Group announced an agreement with Chevron seeking to co-develop renewable power projects that are expected to provide electricity to strategic Chevron assets. In connection with this agreement, four projects in the Permian Basin totalling 120 MW received a final investment decision to proceed from both partners in 2021.
(iii)Completion of Great Bay II Solar Facility and the Sugar Creek Wind Facility
On August 13, 2020, the 43 MW Great Bay II Solar Facility, located in Somerset County, Maryland achieved commercial operation. On November 9, 2020, the 202 MW Sugar Creek Wind Facility, located in Logan County, Illinois, achieved commercial operation.
(iv)Definitive Agreement to Acquire 51% Interest in a Portfolio of Texas Coastal Wind Facilities
On November 20, 2020, the Renewable Energy Group entered into an agreement to acquire a 51% interest in a portfolio of four wind facilities (Stella, Cranell, East Raymond and West Raymond) (collectively the "Texas Coastal Wind Facilities") from RWE Renewables, a subsidiary of RWE AG. The Texas Coastal Wind Facilities, located in the coastal region of south Texas, have an aggregate capacity of 861 MW.
2.1.3Fiscal 2021
Corporate
(i)June 2021 Offering of Equity Units
On June 23, 2021, the Corporation closed an underwritten marketed public offering of 20,000,000 “green” equity units (the "Equity Units") for total gross proceeds of $1.0 billion (the "Equity Unit Offering"). The underwriters subsequently exercised their option to purchase an additional 3,000,000 Equity Units on the same terms as the Equity Unit Offering, bringing the total gross proceeds including the over-allotment to $1.15 billion.
At issuance, each Equity Unit consisted of a 1/20 or 5% undivided beneficial interest in a $1,000 principal amount 1.18% remarketable senior note of the Corporation due June 15, 2026, and a contract to purchase Common Shares on June 15, 2024 based on a reference price determined by the volume-weighted average AQN common share price over the preceding 20 day trading period. Total annual distributions on the Equity Units are at the rate of 7.75%.
See “Description of Capital Structure – Equity Units” for additional details on the Equity Units.
(ii)Net-Zero Goal
On October 5, 2021, AQN announced its target to achieve net-zero (scope 1 and 2 greenhouse gas emissions) by 2050.

(iii)November 2021 Offering of Common Shares
On November 8, 2021, the Corporation completed a bought deal Common Share offering of 44,080,000 Common Shares, at a price of C$18.15, for total gross proceeds of C$800 million (the “2021 Bought Deal Offering”). AQN intends to use the net proceeds of the 2021 Bought Deal Offering to partially finance the Kentucky Power Transaction (as defined below); provided that, in the short-term, prior to the closing of the Kentucky Power Transaction, the Corporation has used the net proceeds to repay certain indebtedness of the Corporation and its subsidiaries.
Regulated Services Group
(i)Agreement to Acquire Kentucky Power Company and AEP Kentucky Transmission Company
On October 26, 2021, the Regulated Services Group, through Liberty Utilities, entered into an agreement with American Electric Power Company, Inc. and AEP Transmission Company, LLC (collectively, the “Sellers”) to acquire Kentucky Power Company (“Kentucky Power”) and AEP Kentucky Transmission Company, Inc. (“Kentucky TransCo”) for a total purchase price of approximately $2.846 billion, including the assumption of approximately $1.221 billion in debt (the “Kentucky Power Transaction”).
Kentucky Power is a state rate-regulated electricity generation, distribution and transmission utility serving approximately 228,000 active customer connections in 20 eastern Kentucky counties and operating under a cost of service framework. Kentucky TransCo is an electricity transmission business operating in the Kentucky portion of the transmission infrastructure that is part of PJM. Kentucky Power and Kentucky TransCo are both regulated by the FERC.
Closing of the Kentucky Power Transaction is subject to receipt of certain regulatory and governmental approvals, including the approval by each of the Kentucky Public Service Commission and FERC of both the Kentucky Power Transaction and with respect to the termination and replacement of the existing operating agreement for the Mitchell coal generating facility (in which Kentucky Power owns a 50% interest, representing 780 MW) (the
“Mitchell Plant”), and the approval of the Public Service Commission of West Virginia with respect to the termination and replacement of the existing operating agreement for the Mitchell Plant, and the satisfaction of other customary closing conditions. The Kentucky Power Transaction is expected to close in mid-2022. See “Material Contracts” for additional details on the Kentucky Power Transaction and “Enterprise Risk Factors” for risks relating to the Kentucky Power Transaction.
(ii)Completion of Midwest Greening the Fleet Initiative
The Regulated Services Group successfully completed the construction and acquisition of all the wind facilities (North Fork Ridge, Kings Point and Neosho Ridge) related to its inaugural “greening the fleet” initiative. The initiative consists of 600 MWs of new strategically located wind energy generation which is expected to provide benefits to the Regulated Services Group's electric customers in Missouri, Arkansas, Oklahoma and Kansas.
On January 27, 2021, Empire closed its acquisition of the North Fork Ridge Wind Facility, and on May 5, 2021, Empire closed the acquisitions of the Kings Point and Neosho Ridge Wind Facilities.
Renewable Energy Group
(i)Issuance of C$400 Million of Senior Unsecured Debentures
On April 9, 2021, the Renewable Energy Group issued C$400.0 million of “green” senior unsecured debentures bearing interest at 2.85% and with a maturity date of July 15, 2031.The debentures were sold at a price of C$999.92 per C$1,000.00 principal amount.
(ii)Completion of the Maverick Creek Wind Facility, Altavista Solar Facility and Val-Éo Wind Facility
On April 21, 2021, the 492 MW Maverick Creek Wind Facility, located in Concho County, Texas, achieved commercial operation. On June 1, 2021, the 80 MW Altavista Solar Facility, located in Campbell County, Virginia, achieved commercial operation. On December 31, 2021, the 24 MW Val-Éo wind facility, located in Lac-Saint-Jean-Est County, Québec, achieved commercial operation.
(iii)Acquisition of 51% Interest in a Portfolio of Texas Coastal Wind Facilities
In the first quarter of 2021, the Renewable Energy Group closed the acquisitions of a 51% interest in three of the four Texas Coastal Wind Facilities (Stella, Cranell and East Raymond) that it had previously agreed to purchase from RWE Renewables, a subsidiary of RWE AG. On August 12, 2021, the Renewable Energy Group closed the acquisition of a 51% interest in the West Raymond Wind Facility. The Texas Coastal Wind Facilities have a total generating capacity of approximately 861 MW. The Texas Coastal Wind Facilities are located in the coastal region of south Texas and are expected to provide a complementary wind resource to the Corporation's existing assets in the State.

2.1.4Fiscal 2022
Corporate
(i)Offering of Subordinated Notes
On January 18, 2022, AQN completed an underwritten offering of (i) C$400 million aggregate principal amount of 5.25% fixed-to-fixed reset rate junior subordinated notes series 2022-A (the “2022-A Subordinated Notes”) due January 18, 2082 and (ii) $750 million aggregate principal amount of 4.75% fixed-to-fixed reset rate junior subordinated notes series 2022-B (the “2022-B Subordinated Notes”) due January 18, 2082 (collectively, the “2022 Subordinated Note Offerings”). Upon the occurrence of certain bankruptcy-related events in respect of AQN, the 2022-A Subordinated Notes automatically convert into preferred shares, Series H of AQN (the “Series H Shares”) and the 2022-B Subordinated Notes automatically convert into preferred shares, Series I of AQN (the “Series I Shares”). AQN intends to use the net proceeds of the 2022 Subordinated Offerings to partially finance the Kentucky Power Transaction; provided that, in the short-term, prior to the closing of the Kentucky Power Transaction, the Corporation has used a portion of, and expects to use the remainder of, the net proceeds to repay certain indebtedness of the Corporation and its subsidiaries.
See “Description of Capital Structure – Subordinated Notes” for more detail on the 2022-A Subordinated Notes and the 2022-B Subordinated Notes and see “Description of Capital Structure – Preferred Shares” for more detail on the Series H Shares and Series I Shares.
Regulated Services Group
(i)Acquisition of Liberty New York Water (formerly New York American Water Corporation, Inc.)
On January 3, 2022, the Regulated Services Group announced that it had completed its acquisition of Liberty New York Water for a purchase price of approximately $608 million. The purchase price for the acquisition of Liberty New York Water was funded through drawings on a $1.1 billion delayed draw non-revolving term credit facility of Liberty Utilities entered into on December 20, 2021. For more detail on the New York Water System, see “Description of the Business – Regulated Services Group – Description of Operations – Water Distribution and Wastewater Collection Systems” below.
3.DESCRIPTION OF THE BUSINESS
3.1Regulated Services Group
The Regulated Services Group operates a diversified portfolio of rate-regulated utilities located in the United States, Canada, Chile and Bermuda that, as at December 31, 2021, provided distribution services to approximately 1,093,000 customer connections in the electric (approximately 307,000 customer connections), natural gas (approximately 373,000 customer connections), and water and wastewater sectors (approximately 413,000 customer connections). See “Principal Revenue Sources” for a breakdown of revenue by regulated service type. With the acquisition of Liberty New York Water, the Regulated Services Group added an additional approximately 125,000 customer connections in the state of New York effective January 1, 2022.
The Regulated Services Group’s electrical distribution utility systems and related transmission and generation assets are located in the states of Arkansas, California, Kansas, Missouri, New Hampshire, and Oklahoma, and in Bermuda. The Regulated Services Group’s natural gas distribution utility systems are located in the province of New Brunswick and the states of Georgia, Illinois, Iowa, Massachusetts, Missouri, New Hampshire and New York. The Regulated Services Group’s water distribution and wastewater collection utility systems are located in the states of Arizona, Arkansas, California, Illinois, Missouri, New York (effective as of January 1, 2022) and Texas, and in Chile. The Regulated Services Group also owns and manages generating assets with a gross capacity of approximately 2.0 GW and has investments in generating assets with approximately 0.3 GW of net generation capacity. Below is a breakdown of revenue for the Regulated Services Group by geographic area for the twelve months ended December 31, 2021.

Geographic Area	% of Total Revenue
United States	82%
Canada	3%
Bermuda	10%
Chile	5%

3.1.1Description of Operations
Water Distribution and Wastewater Collection Systems
(i)Method of Providing Services and Distribution Methods
A water and/or wastewater utility services company provides utility water supply and/or wastewater collection and treatment services to its customers.
A water utility sources, treats and stores potable water and subsequently distributes it to its customers through a network of buried pipes (distribution mains). The raw water for human consumption is sourced from the ground and extracted through wells or from surface water such as lakes or rivers. The water is treated to potable water standards that are specified in federal and state regulations as administered and which are typically enforced by a federal, state or local agency. Following treatment, the water is either pumped directly into the distribution system or pumped into storage reservoirs from which it is subsequently pumped into the distribution system. This system of wells, pumps, storage vessels and distribution infrastructure is owned and maintained by the private utility. The fees or rates charged for water are comprised of a fixed charge component plus a variable fee based on the volume of water used. Additional fees are typically charged for other services such as establishing a connection, late fees and reconnects.
A wastewater utility collects wastewater from its customers and transports it through a network of collection pipes, lift stations and manholes to a centralized facility where it is treated, rendering it suitable for discharge to the environment or for reuse, usually as irrigation. The wastewater is ultimately delivered to a treatment plant. Primary treatment at the plant consists of the screening out of larger solids, floating material and other foreign objects and, at some facilities, grit removal. These removed materials are hauled to a landfill. Secondary treatment at the plant consists of biological digestion of the organic and other impurities which is performed by beneficial bacteria in an oxygen enriched environment. Excess and spent bacteria are collected from the bottom of the tanks, digested and/or dewatered, and the resulting solids are sent to landfill or to land application as a soil amendment. The treated water, referred to as “effluent”, is then used for irrigation or groundwater recharging or is discharged by permit into adjacent surface water. The standards to which this wastewater is treated are specified in each treatment facility’s operating permit and the wastewater is routinely tested to ensure its continuing compliance therewith. The effluent quality standards are based on federal and state regulations which are administered, and continuing compliance is enforced by the state agency to which federal enforcement powers are delegated.
(ii)Principal Markets and Regulatory Environments
The Regulated Services Group’s water and wastewater facilities are located in the United States in the states of Arizona, Arkansas, California, Illinois, Missouri, New York and Texas, and in Chile. The water and wastewater utilities are generally subject to regulation by the public utility commissions of the jurisdiction in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting procedures, issuance of securities, acquisitions and other matters. These utilities generally operate under cost-of-service regulation as administered by these regulatory authorities. The utilities generally use a historic or forward-looking test year in the establishment of rates for the utility and pursuant to this method the determination of the rate of return on approved rate base, recovery of depreciation on plant, together with all reasonable and prudent operating costs, establishes the revenue requirement upon which each utility’s customer rates are determined.
Rate cases allow a particular utility the opportunity to recover appropriate operating costs and to earn a rate of return on its capital investment as allowed by the regulatory authority under which the facility operates. The Corporation monitors the rates of return on each of its water and wastewater utility investments to determine the appropriate time to file rate cases in order to ensure it earns the regulatory approved rate of return on its investments. Rates are approved by the agency to provide the utility the opportunity, but not the guarantee, to earn a reasonable return on its investment after recovering its prudently incurred operating expenses.
(iii)Selected Facilities
(1)Litchfield Park Water System
The Litchfield Park Water System is a regulated water and wastewater utility located in and around the cities of Avondale, Goodyear and Litchfield Park west of Phoenix, Arizona that has a service area that includes the City of Litchfield Park and sections of the cities of Goodyear and Avondale as well as portions of unincorporated Maricopa County. Litchfield Park Water System’s operations consist of thirteen well sites, two reservoir sites, and approximately 500 km of water mains and distribution lines. Wastewater operations at the Litchfield Park Water System consists of two lift stations, approximately 400 km of collection mains to the Palm Valley Water Reclamation Facility with a permitted treatment capacity of 6.55 million gallons per day. The Litchfield Park Water System’s customer base includes a mixture of residential, commercial, and industrial customers. The Litchfield Park Water System is regulated by the Arizona Corporate Commission.
(2)Liberty Park Water and Liberty Apple Valley Water System
Liberty Utilities (Park Water) Corp. (“Liberty Park Water”) provides, owns and operates the water system in central Los Angeles. Liberty Park Water also wholly owns Liberty Utilities (Apple Valley Ranchos Water) Corp. (“Liberty Apple Valley Water”), which is a regulated utility providing water utility services to customers in and around the Town of Apple Valley, California. Liberty Park Water’s and Liberty Apple Valley Water’s customer base includes a mixture of residential, commercial, and industrial customers. The Liberty Park Water system consists of approximately 400 km of pipeline, 10 wells, 8 booster pump stations, and 6.9 million gallons of storage reservoirs and tank capacity. The Liberty Apple Valley Water system consists of approximately 800 km of pipeline, 21 wells, 8 booster pump stations, and 12 million gallons of storage reservoirs and tank capacity. Liberty Park Water and Liberty Apple Valley Water are regulated by the CPUC and use a forward-looking, multi-year rate plan.
(3)ESSAL System
ESSAL is a vertically-integrated water and wastewater utility company in Southern Chile. The utility operates 51 potable water production systems, 29 sewage plants, and 4,668 km of distribution and sewage networks covering 33 municipalities in the provinces of Valdivia, Ranco, Osorno, Llanquihue, Chiloé and Palena in the regions of Los Lagos and Los Ríos. The Corporation indirectly owns approximately 64% of the outstanding shares of ESSAL. ESSAL’s customer base includes a mixture of residential, commercial, and industrial customers. ESSAL is regulated by the Superintendence of Sanitary Services of Chile.
(4)New York Water System
The New York Water System is a regulated water and wastewater utility serving customers across seven counties in southeastern New York. Operations include approximately 1,270 miles of water mains and distribution lines, 92 groundwater wells, 52 treatment stations and 41 tanks with approximately 1.1 billion gallons of storage capacity. Approximately 86% of the New York Water System’s customer base is residential, with 98% of customers located in Nassau County on Long Island.
The New York Water System is regulated by the New York Public Service Commission. The New York Water System has a reconciliation mechanism designed to allow the Corporation to recover or refund, through a surcharge or credit, the annual difference between projections of revenues, production costs, and property taxes and the actual amounts experienced by the New York Water System. The New York Water System also utilizes an infrastructure surcharge mechanism to recover water quality and system improvement investments, and a pension and other post-employment benefits tracker mechanism that tracks changes from authorized expenses.
Electric Distribution Systems
(i)Method of Providing Services and Distribution Methods
Electric distribution is the final stage in the delivery system of providing electricity to end users. An electric distribution utility sources and distributes electricity to its customers through a network of buried or overhead lines. The electricity is sourced from power generation facilities. The electricity is transported from the source(s) of generation at high voltages through transmission lines and is then reduced through transformers to lower voltages at substations. The electricity from the substations is then delivered through distribution lines to the customers where the voltage is again lowered through a transformer for use by the customer.
The rates charged for electric distribution service are comprised of a fixed charge that recovers customer related costs, such as meter readings, and a variable rate component that recovers the cost of generation, transmission and distribution. Other revenues are comprised of fees for other services such as establishing a connection, late fee, reconnections, and energy efficiency programs.
The electric utilities located in Arkansas, California, Kansas, Missouri, New Hampshire and Oklahoma are subject to state regulation and rates charged by these utilities must be reviewed and approved by their respective state regulatory authorities. Similarly, the electric utility in Bermuda, BELCO, is subject to regulation by the RAB and its rates must be approved by the RAB.
(ii)Principal Markets and Regulatory Environments
The Regulated Services Group operates electrical distribution systems in the states of Arkansas, California, Kansas, Missouri, New Hampshire and Oklahoma, and in Bermuda under a cost-of-service methodology. The utilities use either an historical test year, adjusted pro-forma for known and measurable changes, in the establishment of their rates, or prospective test years based on expenses expected to be incurred in future periods. Pursuant to these methods, the revenue requirement upon which rates are based is determined by applying an approved return on rate base, and adding depreciation, operating expenses and administrative and general expenses.
Rate cases allow for a particular utility the opportunity to recover its appropriate operating costs and earn a reasonable rate of return on its capital investment as allowed by the regulatory authority under which the utility operates.
(iii)Selected Facilities
(1)CalPeco Electric System
The CalPeco Electric System provides electric distribution service to the Lake Tahoe basin and surrounding areas. The service territory, centered on a highly popular tourist destination, has a customer base spread throughout Alpine, El Dorado, Mono, Nevada, Placer, Plumas and Sierra counties in northeastern California. CalPeco Electric System’s connection base is primarily residential. Its commercial connections consist primarily of ski resorts, hotels, hospitals, schools and grocery stores. The CalPeco Electric system is regulated by the CPUC.

The Corporation entered into a new multi-year services agreement with NV Energy that commenced in December 2020 and expires in December 2025. The services agreement obligates NV Energy to use commercially reasonable efforts to supply the CalPeco Electric System with sufficient renewable power to, when combined with the output of the CalPeco Electric System’s Luning Solar Facility and Turquoise Solar Facility, satisfy the current California Renewables Portfolio Standard requirement for the term of the services agreement. This agreement lowers fixed rates for customers, while providing the opportunity to add renewable generation capacity. The CalPeco Electric System received approval from CPUC to recover the costs it will incur under this agreement. The CalPeco Electric System has authorization for rate recovery of the costs that the CalPeco Electric System has or will incur to acquire, own and operate the Luning Solar Facility and the Turquoise Solar Facility.
(2)Granite State Electric System
The Granite State Electric System provides distribution service in southern and northwestern New Hampshire, centered around operating centres in Salem in the south and Lebanon in the northwest. The Granite State Electric System’s customer base includes a mixture of residential, commercial and industrial customers. The Granite State Electric System consists of approximately 900 circuit miles, 40 distribution circuits and 12 electric distribution substations.
The Granite State Electric System is regulated by the NHPUC and the FERC. The Granite State Electric System is required to provide electric commodity supply for all customers who do not choose to take supply from a competitive supplier (“Energy Service”) in the New England power market and is allowed to fully recover its costs for the provision and administration of Energy Service under the Energy Service Adjustment Factor, as approved by the NHPUC. The Granite State Electric System must file with the NHPUC twice a year to adjust for market prices of power purchased.
(3)Empire District Electric System
Based in Joplin, Missouri, Empire is a regulated utility providing electric and natural gas in parts of Missouri, Kansas, Oklahoma and Arkansas. The largest urban area served is the city of Joplin, Missouri, and its immediate vicinity. The vertically-integrated regulated electricity operations of Empire represent around half of the Regulated Services Group’s operating revenues and assets. Empire’s customer base includes a mixture of residential, commercial, and industrial customers. Empire also operates a fibre optics business.
Empire is subject to regulation by the MPSC, the KCC, the OCC, the APSC and the FERC.
Empire has various owned generation, including the approximately 150 MW North Fork Wind Facility located in northwestern Jasper County and southwestern Barton County, Missouri; the approximately 150 MW Kings Point Wind Facility located in Barton County, southwestern Dade County, northeastern Jasper County, and northwestern Lawrence County, Missouri; and the approximately 300 MW Neosho Ridge Wind Facility located in Neosho County, Kansas, which all operate in the SPP.
(4)BELCO Electric System
BELCO is the sole provider of electricity transmission, distribution, and retail services to all customers in Bermuda and is a bulk generator of electricity on the island. BELCO’s customer base includes a mixture of residential, commercial, and industrial customers. Its network includes 1,000 km of high voltage distribution lines, 600 km of low voltage overhead service lines, 200 km of underground transmission cables and 34 substations.
BELCO is regulated by the RAB, the sole utility regulator in Bermuda. The Electricity Act 2016 brought changes to Bermuda’s electricity market which included the development of the first integrated resource plan, the encouragement of competitive electricity generation and a new retail tariff methodology.
Natural Gas Distribution Systems
(i)Method of Providing Services and Distribution Methods
Natural gas is a fossil fuel composed almost entirely of methane (a hydrocarbon gas) usually found in deep underground reservoirs formed by porous rock. In making its journey from the wellhead to the customer, natural gas may travel thousands of miles through interstate pipelines owned and operated by pipeline companies. Along the route, the natural gas may be stored underground in depleted oil and gas wells or other natural geological formations for use during seasonal periods of high demand. Interstate pipelines interconnect with other pipelines and other utility systems and offer system operators flexibility in moving the gas from point to point. The interstate pipeline companies are regulated by the FERC. Typically, the distribution network operates pipelines (including transmission and distribution pipelines), gate stations, district regulator stations, peak shaving plants and natural gas meters. The gas distribution utilities owned by the Regulated Services Group are subject to state or provincial regulation and rates charged by these facilities may be reviewed and altered by the state or provincial regulatory authorities from time to time.
(ii)Principal Markets and Regulatory Environments
The Regulated Services Group owns and operates natural gas distribution systems, under cost-of-service regulation in the states of Georgia, Illinois, Iowa, Massachusetts, Missouri, New Hampshire and New York and the province of New Brunswick. In establishing rates, the natural gas utilities use either a historical test year that is adjusted on a pro-forma basis for known and measurable changes or a prospective test year based on expenses expected to be incurred in a future period, which is the methodology utilized in New Brunswick and Illinois. Pursuant to the prospective test year method, the revenue requirement upon which rates are based is determined by applying an approved return on rate base, and adding depreciation, operating expenses, and administrative and general expenses.
Rate cases allow a particular utility the opportunity to recover its appropriate operating costs and earn a reasonable rate of return on its capital investment as allowed by the regulatory authority under which the facility operates. The Corporation monitors the rates of return on its utility investments to determine the appropriate times to file rate cases, with the goal of earning a reasonable rate of return on its investments.
(iii)Selected Facilities
(1)EnergyNorth Gas System
The EnergyNorth Gas System is a regulated natural gas utility providing natural gas distribution services in 31 communities covering five counties in New Hampshire. Its franchise service area includes the communities of Nashua, Manchester, Concord, Keene, and Berlin. The EnergyNorth Gas System’s customer base includes a mixture of residential, commercial, industrial and transportation customers. The EnergyNorth Gas System operates and maintains approximately 2,370 km of underground distribution mains, 71,100 service lines, and 73 local and district regulator stations.
The EnergyNorth Gas System is regulated by the NHPUC. The EnergyNorth Gas System has a revenue per customer decoupling mechanism to recover lost distribution revenue associated with energy efficiency and to otherwise account for the effects of abnormal weather and economic conditions, and includes a real-time weather normalization adjustment. In addition, the EnergyNorth Gas System has a cost of gas adjustment mechanism that allows for monthly adjustments to account for commodity cost changes.
(2)Empire District Gas System
EDG is engaged in the distribution of natural gas in Missouri serving customers in northwest, north central and west central Missouri. EDG’s customer base includes a mixture of residential, commercial, industrial and transportation customers.
EDG is regulated by the MPSC. A PGA allows EDG to recover from its customers, subject to audit and final determination by regulators, the cost of purchased gas supplies and related carrying costs associated with EDG’s use of natural gas financial instruments to hedge the purchase price of natural gas. This PGA allows EDG to make rate changes periodically (up to four times) throughout the year in response to weather conditions and supply demands.
(3)Peach State Gas System
The Peach State Gas System is a regulated natural gas system providing natural gas distribution services in 13 communities covering six counties in Georgia. The Peach State Gas System franchise service area includes the communities of Columbus, Gainesville, Waverly Hall, Oakwood, Hamilton and Manchester. The Peach State Gas System’s customer base primarily includes a mixture of residential, commercial, industrial, and transportation customers. In addition, the Peach State Gas System has a 50-year privatization agreement to operate and maintain the natural gas system at Fort Benning.
The Peach State Gas System is regulated by the Georgia Public Service Commission. The Peach State Gas System’s rates are reviewed and updated annually through a tariff provision called the Georgia Rate Adjustment Mechanism. Georgia allows recovery of gas costs (including commodity price, transportation, reservation and demand costs, hedging costs, storage costs).
(4)New England Gas System
The New England Gas System is a regulated natural gas utility providing natural gas distribution services in nine communities, including Fall River, North Attleborough, Blackstone and surrounding communities, located in the southeastern portion of Massachusetts through approximately 1,000 km of gas distribution pipeline. The New England Gas System’s customer base includes a mixture of residential, commercial, and industrial customers.
The New England Gas System is regulated by the MDPU. The cost of gas is recoverable from customers through the Gas Adjustment Factor (“GAF”) when billed to “firm” gas customers included in approved tariffs by the MDPU.  The GAF is adjusted twice annually and more frequently under certain circumstances.
(5)Midstates Gas Systems
The Midstates Gas Systems own regulated natural gas utilities providing natural gas distribution services to approximately 203 communities in the states of Illinois, Iowa and Missouri. The franchise service area includes the communities of Virden, Vandalia, Harrisburg and Metropolis in Illinois, Keokuk in Iowa, and Butler, Kirksville, Canton, Hannibal, Jackson, Sikeston, Malden and Caruthersville in Missouri. The Midstates Gas Systems’s customer base includes a mixture of residential, commercial, industrial and transportation customers.
The Midstates Gas Systems are regulated by the Illinois Commerce Commission, the Iowa Utilities Board and the MPSC. The regulators in Illinois, Iowa and Missouri allow recovery of gas costs (including commodity price, transportation, reservation and demand costs, hedging costs, and storage costs).  The rate is adjusted monthly in Illinois and Iowa with an annual reconciliation. In Missouri, the rate is adjusted annually with allowance to file quarterly. In Missouri and Illinois, mechanisms exist to allow for the recovery of the revenue requirement approved by the regulator. In Missouri, the weather normalization adjustment mechanism allows for the adjustment in revenue due to weather and in Illinois, the volume balancing adjustment mechanism allows for the recovery of revenue due to variances in the volume of gas used.
(6)New Brunswick Gas System
The New Brunswick Gas System is regulated by the NB Energy Board and has a distribution network that includes approximately 1,200 kilometers of natural gas pipeline, and provides service to customers in 14 communities in New Brunswick. The NB Energy Board’s regulatory activities in the natural gas sector are primarily in relation to the New Brunswick Gas System which is the exclusive holder of the natural gas distribution franchise for the Province of New Brunswick, which expires in 2044 and is extendable for an additional 25 year period. The New Brunswick Gas System’s customer base includes a mixture of residential, commercial, and industrial customers.
For rate cases, the NB Energy Board can review all facets of the operations but primarily focuses on the approval of the previous calendar year’s regulatory financial statements, future test year budgets, establishing revenue requirements, rate design and other decisions like community expansion plans, customer retention and incentive programs, load retention rate proposals, return on equity, debt structure and rate class reviews.
(7)St. Lawrence Gas System
The St. Lawrence Gas System is a regulated natural gas utility operating approximatively 1,100 km of natural gas distribution pipeline. It distributes natural gas to customers in more than 20 communities in northern New York State, including the Villages of Canton, Malone, Massena, Potsdam and Ogdensburg located in St. Lawrence County, Franklin County and a portion of Lewis County. The St. Lawrence Gas System’s customer base includes a mixture of residential, commercial, industrial, and electric generation customers.
The St. Lawrence Gas System is regulated by the New York State Public Service Commission. In a traditional rate case filing, the filing includes historical operating results (test year) and a 12-month forecast for the period the rates will be in effect (rate year). More commonly, the St. Lawrence Gas System will endeavor to settle the rate case filing, in which case it is expected that there would be a multi-year plan in which the rate base and revenue requirement is adjusted for subsequent years within the plan. The St. Lawrence Gas System has a revenue decoupling mechanism which applies to residential and commercial customers within sales and transportation service types. This mechanism reconciles actual delivery service revenue to allowed delivery service revenues, which effectively adjusts the revenue for weather, energy efficiency, and customer numbers.
Natural Gas and Electric Transmission
(i)Method of Providing Services and Transmission Methods
Pipelines offer a variety of services under their FERC tariffs to include firm and interruptible transportation, along with other services to provide commercial markets additional flexibility. Some examples of these types of services would be park and loan, pooling and balancing services. In addition, firm service tariff features would also provide additional features to support secondary market activity to include, but not limited to capacity assignment, capacity releases, segmentation and renewal options.
Electric transmission is the bulk transportation of generated electricity over long distances from a generating site, such as a power plant, to an electrical substation. Transmission lines move large amounts of power at a high voltage level to a substation for voltage step-down and on to a lower voltage distribution network resulting in electricity delivered to homes and businesses. Transmission services obtained through the FERC-governed OATT include network and point-to-point transmission service along with other ancillary services. Some examples of these types of services would be spinning and non-spinning reserves, black-start capability, regulation and voltage support and system control and dispatch.
(ii)Principal Markets and Regulatory Environments
Interstate natural gas pipeline transmission assets are regulated primarily by the FERC under the Natural Gas Act. Under this framework, this agency authorizes and certifies all construction, and or abandonment of interstate gas pipeline facilities, requires certificate holders, once operational, to establish and maintain an OATT and publicly post capacity available for transportation, and the agency periodically reviews, under just and reasonable standards, the tariff rates to be charged by the certificate holder. In addition, the FERC prescribes operating and safety standards to be followed along with other federal agencies such as Department of Transportation and the Occupational Safety and Health Administration.
Empire’s transmission rates and services and electric wholesale sales of electric energy in interstate commerce and its facilities are subject to the jurisdiction of the FERC, under the Federal Power Act. Wholesale rate recovery of transmission costs, as with wholesale rate recovery of any other cost, is subject to the FERC review.
The operations and rates of AQN’s transmission facility in New Brunswick are regulated by the NB Energy Board. It is entitled to recover the transmission revenue requirement, pursuant to the transmission tariff administered by New Brunswick Power Corporation. Any increase to its revenue requirement would result in an increase to the transmission rates under the OATT.

BELCO’s transmission rates are regulated by the RAB. BELCO’s transmission function and bulk generation functions are regulated under two licences held by BELCO: one for electricity transmission, distribution, and retail services and one for bulk generation.
(iii)Selected Facilities
(1)Empire Transmission Facilities
The Empire electric transmission facilities are located within a four state area of Missouri, Kansas, Oklahoma and Arkansas and primarily consist of 22 miles of 345 kV lines, 405 miles of 161 kV lines, 750 miles of 69 kV lines and 82 miles of 34.5 kV lines.
Empire is a member of the SPP which spans an area from the Canadian border in Montana and North Dakota in the north to parts of New Mexico, Texas and Louisiana in the south.  The transmission facilities are offered for service under an OATT approved by the FERC and administered by SPP.  Service requests are placed in the SPP Open Access Same-Time Information System (OASIS) and is evaluated by SPP for available capacity.  SPP determines who is offered available transmission capacity subject to the SPP Tariff and SPP Market Rules and is offered on a non-discriminatory basis.  Service requests can be either point-to-point or network service, where network service is used for serving electric load.  Empire is subject to four different states’ regulatory bodies, the Midwest Reliability Organization regional entity for NERC compliance, SPP Market Rules, and the FERC.
3.1.2Specialized Skill and Knowledge
The Regulated Services Group requires specialized knowledge of its utility systems, including electrical, gas, water and wastewater. Upon acquiring a new utility system, the Regulated Services Group will typically retain the existing employees with such specialized skill and knowledge. In addition, the Regulated Services Group will add, when required, additional trained utility personnel at its corporate offices to support the expanded portfolio of utility assets. The Regulated Services Group has developed in-house regulatory expertise in order to interact with the state regulators in the various jurisdictions in which it operates. The Regulated Services Group believes that the relationship with regulators is unique to each state and therefore is best delivered by local managers who work in the service territory. The local regulatory teams meet with regulatory agencies on a regular basis to review regulatory policies, service delivery strategies, operating results and rate making initiatives.
3.1.3Competitive Conditions
Generally, the Regulated Services Group’s utility businesses have geographic monopolies in their service territories. Competition at the Regulated Services Group’s electric distribution systems is primarily from other energy sources and on-site generation. Competition at the Regulated Services Group’s natural gas distribution systems is primarily with other methods of heating, including electricity, oil, and propane. Government policy and any changing societal perceptions of natural gas could also impact the competitiveness of natural gas in relation to other energy sources.
3.1.4Cycles and Seasonality
(i)Water and Wastewater Systems
Demand for water is affected by weather conditions including temperature and precipitation. For certain service areas, water usage during the summer months is significantly greater than the winter months primarily because of the outdoor water usage associated with irrigation as well as the water used for other purposes including swimming pools and cooling systems.
When either the amount or frequency of precipitation is significantly above average, water usage may decrease, resulting in reduced operating revenues. Drought conditions arise when the amount and frequency of precipitation is significantly below average for an extended period of time. Drought conditions may lead to voluntary and mandatory restrictions on water usage and thereby impact the Corporation’s ability to recover its fixed costs in delivering clean, safe, and reliable water to customers at reasonable rates.
The Regulated Services Group attempts to mitigate the risk of reduced water usage by seeking regulatory mechanisms in rate case proceedings. Certain regulatory jurisdictions have approved regulatory mechanisms that address changes in the actual recorded water usage as compared to the authorized water usage. For example, for the Liberty Park Water System, the water revenue adjustment mechanism tracks the difference between the CPUC authorized commodity revenue and the actual recorded commodity revenue to ensure recovery of fixed costs that are recovered through the commodity or quantity charge. The purpose of the mechanism is to de-couple water usage from revenues. Not all regulatory jurisdictions in which the Regulated Services Group operates have approved mechanisms to mitigate reduced water usage and the resulting reduction in revenues.
(ii)Electricity Systems
The CalPeco Electric System’s demand for energy sales fluctuate depending on weather conditions. The CalPeco Electric System is a winter-peaking utility. Above normal snowfall in the Lake Tahoe area may bring more tourists and may increase demand for electricity. The CalPeco Electric System has implemented a BRRBA rate mechanism that removes the annual variations of recorded revenues to ensure that it recovers its authorized base revenues (gross revenues less fuel, purchased power, and other non-base revenues) over each rate case cycle.
The Granite State Electric System experiences peak loads in both the winter and summer seasons, due to heating and cooling loads associated with New England weather.   The competitive market for power supply is managed by the ISO-NE. Generally, the Energy Service price for power may fluctuate as a result of the weather, but those costs are typically passed through directly to customers.
The Empire District Electric System experiences peak loads in both the winter and summer seasons, due to heating and cooling loads associated with weather in its service territory.  Generally, the Energy Service price for power may fluctuate as a result of the weather, but those costs are typically passed through directly to customers, but certain unusual or extraordinary events may require different forms of cost recovery.
BELCO system’s demand is largely driven by peak loads in a six-month period of hot, humid weather followed by six months of relatively mild weather. Demand is driven by cooling requirements with a very small amount of heating required.
(iii)Natural Gas Systems
The Regulated Services Group’s primary demand for natural gas from its natural gas distribution systems is driven by the seasonal heating requirements of its residential, commercial and industrial customers. The colder the weather, the greater the demand for natural gas to heat homes and businesses. As such, the natural gas distribution systems’ demand profiles typically peak in the winter months of January and February and decline in the summer months of July and August. Year to year variability also occurs depending on how cold the weather is in any particular year.
The Regulated Services Group attempts to mitigate the above noted fluctuations by seeking regulatory mechanisms during rate case proceedings. Certain jurisdictions have approved constructs to mitigate demand fluctuations. For example, at the Peach State Gas System, EnergyNorth Gas System and Midstates Gas Systems, a weather normalization adjustment is applied to customer bills that adjusts commodity rates to stabilize the revenues of the utility for changes in billing units attributable to weather patterns. Most regulatory jurisdictions in which the Regulated Services Group operates have approved mechanisms to mitigate gas demand fluctuations.
3.2Renewable Energy Group
The Renewable Energy Group generates and sells electrical energy, capacity, ancillary products and renewable attributes produced by its diverse portfolio of renewable and clean power generation facilities primarily located throughout the United States and Canada. The Renewable Energy Group seeks to deliver growth through development of new power generation projects and earnings-accretive acquisitions of additional power generation facilities, as well as the acquisition and development of other complementary projects, such as renewable natural gas and energy storage.
The Renewable Energy Group owns and operates hydroelectric, wind, solar and thermal facilities with a combined gross generating capacity of approximately 2.3 GW. Approximately 82% of the electrical output is sold pursuant to long-term contractual arrangements which as of December 31, 2021 had a production-weighted average remaining contract life of approximately 12 years. In addition to directly owned and operated assets, the Renewable Energy Group has investments in generating assets with approximately 1.4 GW of net generating capacity, which includes the Corporation’s 51% interest in the Texas Coastal Wind Facilities and approximately 44% indirect beneficial interest in Atlantica. Atlantica owns and operates a portfolio of international clean energy and water infrastructure assets under long term contracts with a Cash Available for Distribution (CAFD) weighted average remaining contract life of approximately 15 years as of December 31, 2021.
Below is a breakdown of the Renewable Energy Group's generating capacity by geographic area as of December 31, 2021, which is comprised of gross generating capacity of facilities owned and operated and net generating capacity of investments (including the Corporation’s 51% interest in the Texas Coastal Wind Facilities and approximately 44% interest in Atlantica).

Geographic Area	% of Generating Capacity
United States	74%
Canada	12%
International	14%
3.2.1Description of Operations
Wind Power Generating Facilities
(i)Production Method
The energy of the wind can be harnessed for the production of electricity through the use of wind turbines. A wind energy system transforms the kinetic energy of wind into electrical energy that can be delivered to the electricity distribution system for use by energy consumers. When the wind blows, large rotor blades on the wind turbines are rotated, generating energy that is converted to electricity. Most modern wind turbines consist of a rotor mounted on a shaft connected to a speed increasing gear box and high-speed generator. Monitoring systems control the angle of and power output from the rotor blades to ensure that the rotor blades are turned to face the wind direction, and generally to monitor the wind turbines installed at a facility. The Renewable Energy Group owns and operates 15 completed wind power generating facilities with a combined gross generating capacity of approximately 1.8 GW. The Renewable Energy Group also owns a 51% interest in the Texas Coastal Wind Facilities, a group of four wind facilities with an installed capacity of 861 MW.
(ii)Principal Markets and Distribution Methods
The principal markets for the Renewable Energy Group’s completed wind facilities in Canada are Manitoba, Ontario, Saskatchewan and Québec. The electricity generated by the wind turbines is connected to the local transmission system and purchased by Manitoba Hydro, the IESO, SaskPower and Hydro-Québec, in the respective provinces. The principal markets for the Renewable Energy Group’s completed wind facilities in the United States are PJM, MISO and ERCOT.
(iii)Selected Canadian Facilities
(1)St. Leon Wind Facility
The St. Leon Wind Facility is a 120 MW (including phase 1 and phase 2) wind powered electrical generating facility located near St. Leon, Manitoba, approximately 150 km southwest of Winnipeg. The St. Leon Wind Facility entered into a long-term PPA with Manitoba Hydro under which all electricity produced is sold to Manitoba Hydro.
(2)Amherst Island Wind Facility
The Amherst Island Wind Facility is a 74 MW wind powered electric generating facility located on Amherst Island near the village of Stella, approximately 15 km southwest of Kingston. The Renewable Energy Group's interest in the project was previously held in a joint venture with the EPC contractor. In May 2019 the Corporation entered into a partnership, in which the Corporation holds a 98.5% interest and Atlantica holds a 1.5% interest, in respect of the Amherst Island Wind Facility. The electricity generated by the project is being sold under a long-term PPA awarded as part of the IESO FIT program.
(iv)Selected United States Facilities
(1)Shady Oaks Wind Facility
The Shady Oaks Wind Facility is a 109.5 MW wind powered electrical generating facility located in Lee County, Illinois, approximately 80 km west of Chicago.  The Shady Oaks Wind Facility is party to a long-term power sales contract with the largest electric utility in the state of Illinois, Commonwealth Edison. The power sales contract is structured to hedge the preponderance of the Shady Oaks Wind Facility’s production volume against exposure to PJM ComEd Hub current spot market rates.  Annual production is subject to contingent curtailment based on certain regulatory constraints of the electricity purchaser. Ancillary services, including capacity, reactive power and RECs, are sold into the PJM market.
(2)Sandy Ridge Wind Facility
The Sandy Ridge Wind Facility is a 50 MW wind powered electrical generating facility located in Centre County, Pennsylvania, 180 km east of Pittsburgh.  Sandy Ridge Wind, LLC is party to an energy production hedge (a “Primary Energy Production Hedge”) with respect to the majority of production with an energy trading company, which expires in 2022, following which it has a Primary Energy Production Hedge with another third party. In addition, under a long-term agreement with an energy services retailer, the Sandy Ridge Wind Facility will sell energy and RECs on a generator firm basis. Ancillary services, including capacity and RECs, are sold into the PJM market.
(3)Minonk Wind Facility
The Minonk Wind Facility is a 200 MW wind powered electrical generating facility located near Minonk, IL, approximately 200 km southwest of Chicago, Illinois.  The Minonk Wind Facility is party to a Primary Energy Production Hedge with an energy trading company, which expires in 2022, following which, it has a Primary Energy Production Hedge with another third party. Ancillary services, including capacity, reactive power and RECs, are sold into the PJM market.
(4)Senate Wind Facility
The Senate Wind Facility is a 150 MW wind powered electrical generating facility located near Graham, Texas, approximately 200 km west of Dallas, Texas.  The Senate Wind Facility is party to a long-term Primary Energy Production Hedge with an energy trading company. RECs are sold into the ERCOT market.
(5)Odell Wind Facility
The Odell Wind Facility is a 200 MW wind powered electrical generating facility located near Windom, Minnesota, approximately 230 km southwest of Minneapolis, Minnesota. The Odell Wind Facility is party to a long-term PPA with an investment grade utility under which all electricity and RECs produced at the facility are sold.

(6)Deerfield Wind Facility
The Deerfield Wind Facility is a 149 MW wind powered electrical generating facility located in central Michigan, approximately 180 km north of Detroit, Michigan. All energy, capacity, and RECs produced at the facility are sold to a local electric distribution utility pursuant to a long-term PPA.
(7)Sugar Creek Wind Facility
The Sugar Creek Wind Facility is a 202 MW wind powered electric generating facility located in Logan County, Illinois, approximately 275 km southwest of Chicago, Illinois. The majority of the output of the Sugar Creek Wind Facility is being sold through a long-term financial hedge. All RECs from the facility are sold under long-term contracts to utilities in the state.
(8)Maverick Creek Wind Facility
The Maverick Creek Wind Facility is a 492 MW wind powered electric generating facility located in Concho County, Texas, approximately 250 km northwest of Austin, Texas. The majority of the output of the Maverick Creek Wind Facility is being sold through two long-term PPAs with investment-grade entities.
(9)Texas Coastal Wind Facilities
The Renewable Energy Group owns a 51% interest in a portfolio of four wind facilities operated by RWE Renewables, a subsidiary of RWE AG, located in the coastal region of south Texas. The four wind facilities (Stella, Cranell, East Raymond and West Raymond) that make up the Texas Coastal Wind Facilities represent 861 MW of installed capacity. The four wind facilities have a weighted average offtake duration of 10 years.
Solar Power Generating Facilities
(i)Production Method
Solar power is the conversion of sunlight into electricity, either directly using photovoltaics or indirectly using concentrated solar power. The Corporation’s solar generation facilities utilize photovoltaics which convert light into electric current using the photovoltaic effect. The array of a photovoltaic power system produces direct current power which fluctuates with the sunlight’s intensity. For practical use, commercial installations convert this direct current generated power to alternating current through the use of inverters. The Renewable Energy Group owns and operates six completed solar power generating facilities with a combined gross generating capacity of approximately 240 MW.
(ii)Principal Markets and Distribution Methods
The principal markets for the Renewable Energy Group’s completed solar facilities are Ontario, California and PJM. The electricity generated by the solar panels is transmitted via electrical collection lines to the facility substation for subsequent delivery to the distribution/transmission system under control of the local distribution company and the ISO.
(iii)Selected Facilities
(1)Bakersfield I Solar Facility
The Bakersfield I Solar Facility is a 20 MW solar powered electric generating facility located near Bakersfield, California, 150 km northwest of Los Angeles, California. The Bakersfield I Solar Facility has a long-term fixed rate PPA with an investor-owned utility.
(2)Great Bay I Solar Facility
The Great Bay I Solar Facility is a 75 MW solar powered electric generating facility located in Somerset County in southern Maryland, approximately 15 km south of Salisbury, Maryland. All energy from the Great Bay I Solar Facility is sold to the U.S. Government Services Administration pursuant to a long-term PPA. All RECs from the project are retained by the project company and sold into the Maryland market.
(3)Great Bay II Solar Facility
The Great Bay II Solar Facility is a 43 MW solar powered electric generating facility located in Somerset County in southern Maryland, approximately 15 km south of Salisbury, Maryland. The majority of the output of the Great Bay II Solar Facility is sold through a long-term financial hedge. All RECs from the project are sold into the Maryland market.
(4)Altavista Solar Facility
The Altavista Solar Facility is an 80 MW solar powered electric generating facility located in Campbell County, Virginia, approximately 185 km west of Richmond, Virginia. The majority of the output of the Altavista Solar Facility is being sold to a wholly-owned subsidiary of Meta, pursuant to a long-term PPA.
Hydroelectric Generating Facilities
(i)Production Method
A hydroelectric generating facility consists of a number of key components, including a dam, intake structure, electromechanical equipment consisting of a turbine(s) and a generator(s). A dam structure is required to create or increase the natural elevation difference between the upstream reservoir and the downstream tailrace, as well as to provide sufficient depth within the reservoir for an intake. Water flows are conveyed from the upstream reservoir to the generating equipment via a penstock or headrace canal and an intake structure. Turbine(s) and generator(s) transform the hydraulic energy into electrical energy. The water which has flowed through the hydraulic turbine(s) is discharged back to the natural watercourse. A transmission line is often required to interconnect a facility with the grid. The majority of hydroelectric generating facilities are also equipped with remote monitoring equipment, which allows the facility to be monitored and operated from a remote location. The Renewable Energy Group owns and operates 16 hydroelectric power generating facilities with a combined gross generating capacity of approximately 120 MW.
(ii)Principal Markets and Distribution Methods
The principal markets in which the Renewable Energy Group operates hydroelectric generating facilities in Canada are Alberta, Ontario, New Brunswick and Québec. In the U.S., the principal market is Maine. The majority of generated hydroelectricity is conveyed from the relevant facility to the purchasers under the terms of long-term PPAs. The electricity is generally transferred by transmission line from the generating facility to the delivery point for the purchaser, and it is distributed through the grid to end user customers of the purchaser.
(iii)Selected Facility
(1)Tinker Hydro Facility
The Tinker Hydro Facility is located approximately 8 km north of Perth-Andover, New Brunswick and is situated near the mouth of the Aroostook River. The facility has a total nameplate capacity of approximately 34.5 MW.
As part of the generation assets in New Brunswick, the Corporation owns an electrical transmission system used to interconnect the Tinker Hydro Facility to the New Brunswick transmission network, provide transmission service to Perth Andover Electric Light Commission, and provide export/import capacity between Maine and New Brunswick.
The output of the Tinker Hydro Facility is actively marketed together with any applicable environmental attributes less any associated transportation costs. Additional energy and applicable environmental attributes are purchased from the market to supplement the energy generated from the Tinker Hydro Facility in order to service customer demand.
Thermal (Cogeneration) Electric Generating Facilities
(i)Production Method
Cogeneration is the simultaneous production of electricity and thermal energy such as hot water or steam from a single fuel source. The steam produced is normally required by an associated or nearby commercial facility, while the electricity generated is sold to a utility or used within the facility. Cogeneration provides facilities with greater efficiency, greater reliability and increased process flexibility than conventional generation methods. The Renewable Energy Group owns and operates two thermal electric power generating facilities with a combined gross generating capacity of approximately 130 MW.
(ii)Principal Markets and Distribution Methods
The principal markets for the Corporation’s cogeneration facilities are California and Connecticut. The electricity produced from these facilities is conveyed from the relevant facility to the electricity markets either under the terms of long-term contracts or according to ISO rules. In addition to grid sales of electricity and power, electricity and thermal energy are also sold to onsite or adjacent third-party thermal host facilities for use in production.
(iii)Selected Facilities
(1)Sanger Thermal Facility
The Sanger thermal cogeneration facility is a 56 MW natural gas-fired generating facility located in Sanger, California. The facility has an offtake agreement for 47 MW with an investment grade energy company with a term expiring at the end of 2022.
(2)Windsor Locks Thermal Facility
The Windsor Locks thermal cogeneration facility (the “Windsor Locks Thermal Facility”) is a 71 MW natural gas-fired generating facility located in Windsor Locks, Connecticut. The Windsor Locks Thermal Facility supplies thermal steam energy and a portion of electrical generation to Ahlstrom Corporation pursuant to a ground lease and an energy services agreement. Payments under the energy services agreement are fully indexed to the cost of natural gas consumed by the Windsor Locks Thermal Facility. The additional installed capacity at the site is sold into the ISO-NE capacity market and energy is sold in the day ahead energy market as required under the ISO-NE capacity market rules.
3.2.2Specialized Skill and Knowledge
The Renewable Energy Group’s employees have extensive experience in the independent power industry. The production of energy from all facilities requires specialized skill and knowledge in relation to such facilities, their component parts and the various markets in which the projects are operated. The Renewable Energy Group uses a mix of self-performance and contractor-provided services in connection with the operation and maintenance of its facilities.

3.2.3Competitive Conditions
Deregulation has increased the demand for privately generated power from a variety of sources. With favourable government policy, the increased prevalence and commitment to carbon-reduction targets, evolving technology, deregulation and opening of competition in the electricity marketplace, the Corporation expects that there will continue to be both an increased opportunity and increased competition, as energy customers have increased choice among various forms of electricity generation and new entrants in the renewable energy industry continue to emerge.
3.2.4Cycles and Seasonality
(i)Wind Power Generating Facilities
The Renewable Energy Group’s wind generation facilities are impacted by seasonal fluctuations and year to year variability of the wind resource. During the fall, winter and spring periods, winds are generally stronger than during the summer period. The ability of these facilities to generate income may be impacted by naturally occurring changes in wind patterns and wind strength.
(ii)Solar Power Generating Facilities
The Renewable Energy Group’s solar generation facilities are impacted by seasonal fluctuations and year to year variability in solar radiance. For instance, there are more daylight hours in the summer than there are in the winter, resulting in higher production in the summer months. The ability of these facilities to generate income may be impacted by naturally occurring changes in solar radiance, such as cloud cover and snow.
(iii)Hydroelectric Generating Facilities
The Renewable Energy Group’s hydroelectric operations are impacted by seasonal fluctuations and year to year variability of the available hydrology. These assets are primarily “run-of-river” and as such fluctuate with natural water flows. During the winter and summer periods, flows are generally lower, while during the spring and fall periods flows are generally higher. The ability of these assets to generate income may be impacted by changes in water availability or other material hydrologic events within a watercourse. Year to year, the level of hydrology varies impacting the amount of power that can be generated in a year.
The Renewable Energy Group attempts to mitigate the above noted natural resource fluctuation risks by acquiring or developing generating stations in different geographic locations.
3.3Corporate Development Activities
The Corporation undertakes development activities with a global reach to identify, develop and construct renewable power generating facilities, power transmission lines, water infrastructure assets and other complementary infrastructure projects, and to invest in electric, natural gas, water distribution and wastewater collection utility systems.
The Corporation has an approximately $12.4 billion capital investment plan for the period from 2022 through the end of 2026, consisting of approximately $8.8 billion of anticipated investments by its Regulated Services Group and approximately $3.6 billion of anticipated investments by its Renewable Energy Group.
3.3.1Development of Regulated Services Group Assets
The Regulated Services Group’s strategy is to grow its business organically and through earnings-accretive acquisitions. The approximately $8.8 billion Regulated Services Group capital plan from 2022 through the end of 2026 consists of anticipated organic rate base capital expenditures, pending acquisitions and initiatives focused on the transition to green energy.
3.3.2Development of Renewable Energy Group Assets
The Renewable Energy Group seeks to deliver growth through development of new power generation projects and earnings-accretive acquisitions of additional power generation facilities, as well as the acquisition and development of other complementary projects, such as renewable natural gas and energy storage.  The Renewable Energy Group is committed to working proactively with all stakeholders including local communities. The Renewable Energy Group believes that future opportunities for power generation and other related projects will continue to develop as new targets are set for renewable and other clean power generation projects.
The Renewable Energy Group's $3.6 billion capital plan from 2022 through the end of 2026 consists of anticipated investments in renewable generation projects and facilities. The Renewable Energy Group also has a pipeline of prospective greenfield projects that remain at an early stage of development.
The following table represents the Renewable Energy Group’s construction projects as of the date of this AIF:

Project Name	Location	Anticipated Size (MW)

Projects in Construction
Blue Hill Wind Project[1,2]	Saskatchewan	175
Community Solar Projects [3]	New York	16
Deerfield II Wind Project	Michigan	112
New Market Solar Project[1]	Ohio	100
Shady Oaks II Wind Project[1]	Illinois	108
Total Projects in Construction		511
1     The project is currently held in a joint venture, of which the Renewable Energy Group and a third party each own a 50% equity interest.
2     100% of total turbines have been erected and commissioning has started.
3     4 MW achieved commercial operations in December 2021.
3.4Principal Revenue Sources
AQN owns, directly or indirectly, interests in renewable generation facilities, thermal generation facilities, electricity distribution utilities, natural gas and propane distribution utilities, and water distribution and wastewater utilities.
The following provides a breakdown of the Corporation’s total revenue by percentage for the years ended December 31, 2020 and December 31, 2021:

	% of Total Revenue
	December 31, 2020	December 31, 2021
Utility electricity sales & distribution	46.3%	51.8%
Utility natural gas sales & distribution	27.1%	23.0%
Utility water distribution and wastewater treatment sales & distribution	9.2%	10.3%
Non-regulated energy sales	15.3%	11.7%
Other revenue[1]	2.1%	3.2%
1 Other revenue includes gas transportation and RECs.
For the Regulated Services Group, the following provides a breakdown of revenue by percentage for the years ended December 31, 2020 and December 31, 2021:

	% of Revenue
	December 31, 2020	December 31, 2021
Utility electricity sales & distribution	55.2%	59.2%
Utility natural gas sales & distribution	32.4%	26.3%
Utility water distribution and wastewater treatment sales & distribution	11.0%	11.8%
Other revenue[1]	1.4%	2.7%
1 Other revenue includes gas transportation.

For the Renewable Energy Group, the following provides a breakdown of revenue by percentage for the years ended December 31, 2020 and December 31, 2021:

	% of Revenue
	December 31, 2020	December 31, 2021
Wind generation	61.4%	56.3%
Solar generation	7.3%	9.4%
Hydroelectric generation	14.7%	15.2%
Thermal generation	11.3%	12.7%
Other revenue[1]	5.3%	6.4%
1 Other revenue includes RECs.
3.5Environmental Protection
The Corporation is subject to federal, state, provincial and local laws, rules and regulations regarding water quality, hazardous and solid waste management, air quality control and other environmental matters. These laws, rules and regulations require the Corporation to conduct its operations in a specified manner and to obtain and comply with a wide variety of environmental registrations, licenses, permits, inspections and other approvals. Failure to comply with environmental laws, rules and regulations may expose the Corporation to significant fines, penalties and/or interruptions in operations. The Corporation’s environmental policies and procedures are intended to achieve compliance with such applicable laws and regulations, with environmental and compliance departments having responsibility for monitoring the Corporation and its subsidiaries’ operations. The Corporation engages in a process of updating and revising its procedures for the ongoing evaluation of its operations to identify potential environmental exposures and enhance compliance with regulatory requirements.
Environmental protection requirements did not have a significant financial or operational effect on the Corporation’s capital expenditures, earnings and competitive position for the twelve months ended December 31, 2021. Moreover, other regimes that provide incentives and credits for generation of renewable energy and for carbon offsets, such as those described elsewhere in this AIF, are expected to increase the earnings and benefit the competitive position of the Corporation.
The Corporation faces a number of environmental risks that are normal aspects of operating within the renewable power generation, thermal power generation and utilities business segments which have the potential to become environmental liabilities (see “Enterprise Risk Factors – Risks Relating to Operations”).
3.6Employees
The Corporation’s executive management group consists of 10 individuals. As at December 31, 2021, the Corporation employed a total of 3,445 people.
3.7Foreign Operations
For the twelve months ended December 31, 2021, 96.49% of the revenue of the Regulated Services Group and approximately 65.31% of the revenue of the Renewable Energy Group was generated from operations located in the United States.
3.8Economic Dependence
The Corporation does not believe it is substantially dependent on any single contractual agreement or set of related agreements.
3.9Social and Environmental Policies and Commitment to Sustainability
The Corporation is committed to advancing a sustainable energy and water future. The Corporation aims to be a top quartile global utility, known for its dedication to safety and reliability, customer experience, employee engagement, community inclusion, environmental and social responsibility and financial performance.
Sustainability is often defined by a company’s philosophy to operate in an economically, socially and environmentally sustainable manner, while recognizing the interests of its stakeholders. The Corporation believes this philosophy will contribute to a sustainable future for its investors, employees, customers, communities, business partners, governments and the environment. The Corporation has formal policies and procedures that support its commitment to sustainability.

Oversight of Sustainability
The mandate of the Board states that in providing oversight of the corporate strategy, the Board will review the strategy plans in light of management’s assessment of emerging trends, opportunities, the competitive environment, risk issues and significant business practices. The Board has determined that the mandate of its Corporate Governance Committee includes oversight of the ongoing development and progress of Corporation’s sustainability plan and initiatives, and periodic reporting to the Board on progress related to the plan.
Accountability for developing and managing the Corporation’s sustainability plans and initiatives has been assigned to AQN’s Chief Governance Officer who leads the Corporation’s sustainability team. The mandate of the sustainability team is to ensure that the opportunities and risks relating to sustainability (environmental, social, and governance) as identified by the Corporation are considered and addressed as core components of the strategy and business processes of the organization, and to implement practices and programs throughout the Corporation that support the achievement of its mission.
In September 2018, the Corporation adopted its first Corporate Sustainability Policy. The Sustainability Policy is aligned with the United Nations’ Sustainable Development Goals (SDGs), namely Gender Equality (SDG5), Clean Water and Sanitation (SDG6), Affordable and Clean Energy (SDG7), Decent Work and Economic Growth (SDG8), Sustainable Cities and Communities (SDG11) and Climate Action (SDG13). In 2021, the Corporation further aligned with the UN SDGs by including these four additional SDGs: Industry, Innovation and Infrastructure (SDG9), Reduced Inequalities (SDG10), Responsible Consumption and Production (SDG12), and Life on Land (SDG15). By embedding these tenets into its decision making, the Corporation is committed to building and operating its business such that it makes a positive and durable contribution to a sustainable energy and water future.
Social Policies
The Corporation’s Code of Business Conduct and Ethics is a key component of the Corporation’s sustainability plan. All directors, officers, employees, agents and contractors are required to apply the Code of Business Conduct and Ethics to their work. The Corporation has also published a Human Rights Policy, which highlights its commitment to continue to act with integrity and respect for human rights.
The Corporation’s sustainability efforts incorporate local spending, local hiring and operational efficiency. The Corporation’s commitment to people is demonstrated through its employee training, learning and development programs, organizational improvements, emergency management programs and community involvement. Policies in place that support the Corporation’s commitment to sustainability include its Diversity Policy, Ethics Reporting Policy, Supplier Code of Conduct and Human Rights Policy.
Environmental, Health and Safety
The Corporation’s businesses have safety and environmental compliance policies in place. These policies have been communicated with employees and have been incorporated into their respective Safety Mission Statements and employee manuals. The Corporation’s Environmental and Health and Safety Groups are responsible for developing environmental and safety policies, developing and facilitating environmental and safety training, conducting internal audits of environmental and safety performance, and arranging for third party environmental and safety audits The Corporation is in the process of implementing an environmental management system designed to provide for the continuous measurement, evaluation and improvement of the Corporation’s management of its environmental compliance, risks and performance. In addition, the Corporation has environmental programs in place that promote energy efficiency and responsible water usage, help facilitate habitat conservation to minimize impact, monitor greenhouse gas emissions and promote waste reduction and spill prevention.
ESG Report and Climate Change Assessment Report
On October 5, 2021, the Corporation released its 2021 ESG Report, which sets out the Corporation’s strategies, initiatives, goals, and performance as they relate to the three foundational elements of sustainability: the environment in which we live and work; the social matters important to the Corporation’s core purpose and the Corporation’s key stakeholders; and the governance framework that guides its strategy and performance. The 2021 ESG Report outlines the Corporation’s progress towards its environmental, social and governance goals and demonstrates its ongoing commitment to delivering mission-critical services and renewable energy solutions. The 2021 ESG Report enhances the Corporation’s environmental, social and governance disclosure to provide transparency and a higher level of detail around priority environmental, social and governance issues for the Corporation’s stakeholders. The 2021 ESG Report was prepared in accordance with the Global Reporting Initiative: Comprehensive Option, and the Corporation has further enhanced its alignment to the United Nations’ Sustainable Development Goals, with the introduction of new goals and sub-targets that the Corporation feels align best with its business and strategy. The Corporation has also announced its target of achieving net-zero across its business operations for scope 1 and scope 2 emissions by 2050. In 2020, the Corporation formally supported the Task Force on Climate-Related Financial Disclosures (“TCFD”) recommendations, and in December 2020, released its inaugural Climate Change Assessment Report in response to guidelines established by the Financial Stability Board's TCFD recommendations, including information on all four TCFD categories (governance, strategy, risk management, and metrics and targets).

3.10Credit Ratings
The following chart shows credit ratings issued to the Corporation and currently in effect.1

	S&P3	DBRS[4]	Fitch[4]	Moody's
AQN - Issuer rating	BBB	BBB	BBB	-
AQN - Preferred Shares	P-3 (high)	Pfd-3	-	-
AQN - 2018 Subordinated Notes	BB+	-	BB+	-
AQN - 2019 Subordinated Notes	BB+	-	BB+	-
AQN – Equity Units	BB+ (Units)		BBB (Notes)
AQN – 2022-A Subordinated Notes	BB+	-	BB+	-
AQN – 2022-B Subordinated Notes	BB+	-	BB+	-
APCo - Issuer rating	BBB	BBB	BBB	-
APCo - Senior unsecured debt	BBB	BBB	BBB	-
Liberty Utilities Canada - Issuer Rating	-	BBB	-	-
Liberty Utilities Canada - Senior unsecured debt	-	BBB	-	-
Liberty Utilities - Issuer rating	BBB	-	BBB	-
Liberty Utilities - Commercial Paper	A-2	-	F2	-
Liberty Utilities Finance GP1 - Issuer rating[2]	BBB	BBB (high)	-	-
Liberty Utilities Finance GP1 - Senior unsecured notes[2]	-	BBB (high)	BBB+	-
Liberty Utilities Finance GP1 – 2.050% senior unsecured notes[2]	BBB		BBB+
Empire - Issuer rating	BBB	-	-	Baa1
Empire - First mortgage bonds	A-	-	-	A2
Empire - Senior unsecured debt	BBB	-	-	Baa1
Empire - Commercial paper	-	-	-	P-2
1    Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Credit ratings are not a recommendation to buy, sell or hold securities of AQN or any of its subsidiaries and do not comment as to market price or suitability for a particular investor. There can be no assurance that a rating will remain in effect for any given period of time or that the rating will not be revised or withdrawn at any time by the rating agency.
2    Issued by Liberty Utilities Finance GP1 and guaranteed by Liberty Utilities.
3    DBRS has placed the Corporation’s “BBB” Issuer Rating and “Pfd-3” Preferred Shares ratings “Under Review with Developing Implications”. DBRS indicated that it views the Kentucky Power Transaction as a positive development from a business risk perspective due to the expected increase in the Corporation’s regulated assets and rate base and expected improvements in jurisdictional diversification and capital expenditure planning. Notwithstanding these potentially positive impacts, the “Under Review with Developing Implications” rating action reflects DBRS’s view that the Corporation’s financing plan for the Kentucky Power Transaction could increase the Corporation’s nonconsolidated leverage.
4    S&P has revised its outlook on the Corporation, Liberty Utilities, APCo, Liberty Utilities Finance GP1 and Empire from stable to negative, noting at the time a lack of certainty regarding the Corporation’s financing plan for the Kentucky Power Transaction, which could expose the Corporation to execution risks related to the procurement of credit supportive funding. S&P also noted that the negative outlook incorporates the possibility of any material adverse regulatory requirements which may be necessary to close the Kentucky Power Transaction. S&P also affirmed its “BBB” issuer credit rating for each of the Corporation, Liberty Utilities, APCo, Liberty Utilities Finance GP1 and Empire. S&P placed its rating on Liberty Utilities Finance GP1’s senior unsecured debt on CreditWatch with negative implications to reflect its view of the potential for such debt to be structurally subordinated following the closing of the Kentucky Power Transaction.
5    Fitch has affirmed (i) the existing issuer ratings of both the Corporation and Liberty Utilities, and (ii) all the security ratings of the Corporation, Liberty Utilities and Liberty Utilities Finance GP1. Fitch also noted that the rating outlooks for the Corporation and Liberty Utilities are stable and that the credit ratings of APCo are unaffected by the Kentucky Power Transaction. Fitch noted that it views the Kentucky Power Transaction to be neutral to the credit quality of the Corporation and Liberty Utilities, given the underlying credit quality of Kentucky Power, and what Fitch expects to be a relatively credit-supportive financing plan for the Kentucky Power Transaction.
S&P
S&P rates long-term debt instruments and issuers with ratings ranging from “AAA”, which represents an extremely strong capacity of an obligor to meet its financial commitment, to “D”, which means, in the case of an issue rating, that the issuer is in default or in breach of an imputed promise, and in the case of an issuer rating, that there is a general default and the obligor will fail to pay all or substantially all of its obligations as they become due.     A rating of “A” by

S&P denotes an obligation somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories; however, the obligor's capacity to meet its financial commitments on the obligation is still strong. A rating of “BBB” by S&P denotes an obligor having adequate capacity to meet its financial commitments; however, adverse economic conditions or changing circumstances are more likely to weaken the obligor's capacity to meet its financial commitments. A rating of “BB” by S&P is included amongst a range of ratings determined to have significant speculative characteristics. An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues; however, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor having inadequate capacity to meet its financial commitments. S&P ratings from “AA” to “CCC” may be modified by the addition of a plus “+” or minus “-” sign to show relative standing within the major rating categories. The absence of either a plus “+” or minus “-” sign indicates that the rating is in the middle of the category.
S&P rates short-term debt instruments and issuers with ratings ranging from “A-1”, which represents a strong capacity of an obligor to meet its financial commitment, to “D”, which means that the issuer is in default or in breach of an imputed promise. A rating of “A-2” by S&P denotes an obligation somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories; however, the obligor's capacity to meet its financial commitments on the obligation is still satisfactory.
S&P’s Canadian preferred share rating scale serves the Canadian financial markets by expressing preferred share ratings in terms of rating symbols that have been actively used in the Canadian market over a number of years. A S&P preferred share rating on the Canadian preferred share rating scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on S&P’s global preferred share rating scale. S&P’s Canadian preferred share rating scale ranges from “P-1”, which represents a very strong capacity of an obligor to meet its financial commitments, to “D”, which represents a general default and that the obligor that will fail to pay all or substantially all of its obligations as they become due. A preferred share rating of “P-3 (high)” is equivalent to a rating of “BB+” on S&P’s global scale (which is discussed above). Ratings from “P-1” to “P-5” may be modified by “high” and “low” grades which indicate relative standing within the major rating categories.
DBRS
DBRS rates debt instruments and issuers with ratings ranging from “AAA”, which represents debt instruments and issuers of the highest credit quality, to “D”, which represents debt instruments for which an issuer has filed under any applicable bankruptcy, insolvency or winding up statute or for which there is a failure to satisfy an obligation after the exhaustion of grace periods. A rating of “BBB” by DBRS denotes an obligor having adequate credit quality; the capacity for the payment of financial obligations is considered acceptable although it may be vulnerable to future events. All rating categories other than “AAA” and “D” also contain subcategories "(high)" and "(low)". The absence of either a “(high)” or “(low)” designation indicates that the rating is in the middle of the category.
The DBRS preferred share rating scale ranges from “Pfd-1”, which represents a superior credit quality, supported by entities with strong earnings and balance sheet characteristics, to “D”, which represents that an issuer has filed under any applicable bankruptcy, insolvency or winding up statute or is in default per the legal documents. Preferred shares rated “Pfd-3” are of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. “High” or “low” grades are used to indicate the relative standing within a rating category. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category.
Fitch
Fitch rates long-term debt instruments and issuers with ratings ranging from “AAA”, which represents the highest credit quality and denotes the lowest expectation of default risk, to, in the case of rating for the debt instruments themselves, “C” which indicates exceptionally high levels of credit risk, or, in the case of issuer ratings, “D”, which indicates an issuer that in Fitch’s opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure or that has otherwise ceased business. A rating of “BBB” by Fitch indicates that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. A rating of “BB” by Fitch indicates an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met. Ratings from “AA” to “CCC” may be modified by the addition of a plus “+” or minus “-” sign to show relative standing within the major rating categories. The absence of either a plus “+” or minus “-” sign indicates that the rating is in the middle of the category.
Fitch rates short-term debt instruments and issuers with ratings ranging from “F1”, which represents the highest credit quality and denotes the lowest expectation of default risk, to “D”, which indicates an issuer default or the default of a short-term obligation. A rating of “F2” by Fitch indicates that expectations of default risk are currently low. There is considered to be a good capacity for timely payment of financial commitments. Ratings of “F1” may be modified by the addition of a plus “+” to denote any exceptionally strong credit feature.

Moody’s
Moody’s rates long-term debt instruments and issuers with ratings ranging from “Aaa”, which represents obligations judged to be of the highest quality, subject to the lowest level of credit risk, to “C”, which represents an obligation typically in default, with little prospect for recovery of principal or interest. A rating of “A” by Moody’s denotes obligations judged to be upper-medium grade and subject to low credit risk, while a rating of “Baa” by Moody’s denotes obligations judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. A Moody’s rating of “Aa” through “Caa” may be modified by the addition of numerical modifiers 1, 2 and 3 to show relative standing within the major rating categories. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.
Short-term obligations and issuers thereof may carry a rating ranging from Prime-1 or “P-1”, which represents an issuer’s superior ability to repay short-term debt obligations, to “Prime-3” or “P-3”, which represents an issuer’s acceptable ability to repay short-term obligations. Issuers may also be rated “Not Prime” or “NP”, which represents that an issuer does not fall within any of the Prime rating categories.
The Corporation has made, or will make, payments to each of S&P, DBRS, Fitch and Moody’s in connection with the assignment of ratings to both the Corporation and its securities. In addition, the Corporation has made customary payments in respect of certain subscription services provided to the Corporation by S&P and Fitch during the last two years.
4.ENTERPRISE RISK FACTORS
The Corporation is subject to a number of risks and uncertainties, certain of which are described in more detail below. The actual effect of any event on the Corporation’s business could be materially different from what is anticipated or described below. The description of risks below does not include all possible risks. See AQN’s MD&A for the year ended December 31, 2021 for additional risks that it faces.
Led by the Chief Compliance and Risk Officer, the Corporation has an established enterprise risk management, or ERM, framework. The Corporation’s ERM framework follows the guidance of ISO 31000 and the COSO Enterprise Risk Management – Integrated Framework. The Corporation’s ERM Policy details the Corporation’s risk management processes and risk governance structure.
As part of the risk management process, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by the Corporation’s internal ERM team. Key risks and associated mitigation strategies are reviewed by the executive-level Enterprise Risk Management Council and are presented to the Board’s Risk Committee periodically.
Identified risks are evaluated using a standardized risk scoring matrix to assess impact and likelihood. Financial, safety, security, reputational, reliability, and planned execution implications are among those considered when determining the impact of a potential risk. Risk treatment priorities are established based upon these risk assessments and incorporated into the development of the Corporation’s strategic and business plans. However, there can be no assurance that the Corporation’s risk management activities will be successful in identifying, assessing or mitigating the risks to which the Corporation is subject.
4.1Risk Factors Relating to Operations
The Corporation’s operations involve numerous risks which, if they materialize, could disrupt or adversely affect its business, results of operations, financial position and cash flows.
The Corporation’s ability to safely and reliably operate, maintain, construct and decommission (as applicable) its power generation facilities, utility systems and other assets involve a variety of risks customary to the power and utilities sectors, many of which are beyond the Corporation’s control, including those that arise from:
•severe weather conditions and natural disasters;
•global climate change;
•environmental contamination/wildlife impacts;
•casualty or other significant events such as fires, explosions, security breaches or drinking water contamination;
•critical equipment breakdown or failure;
•commodity supply and transmission constraints or interruptions;
•workplace and public safety events;
•infectious diseases, pandemics and similar public health threats, such as COVID-19;
•loss of key personnel;
•labour disputes;

•employee performance/workforce effectiveness;
•improper, illegal or erroneous acts of employees;
•demand (including seasonality);
•loss of key customers;
•reduction in the price received for goods/services;
•reliance on transmission systems and facilities operated by third parties;
•land use rights/access;
•supply chain disruptions;
•lower-than-expected levels of efficiency or operational performance;
•acts by third parties, including cyber-attacks, criminal acts, physical security breaches, information security breaches, vandalism, war and acts of terrorism;
•the reduction, elimination or expiration of beneficial government subsidies, credits or incentives;
•projects with a limited operating history;
•opposition by external stakeholders, including local groups, communities and landowners;
•commodity price fluctuations and inflation;
•lower prices for alternative fuel sources;
•the performance of newly developed technologies;
•obligations to serve utility customers within its certificated service territories;
•the Corporation’s reliance on subsidiaries; and
•the Corporation’s reliance on acquisition counterparties.
These and other operating events and conditions could result in service and operational disruptions and may reduce the Corporation’s revenues, increase costs or both, and may materially affect its business, results of operations, financial position, valuation and cash flows, particularly if a situation is not resolved in a timely manner or the financial impacts of restoration are not alleviated through insurance policies or regulated rate recovery.
The Corporation’s generation, distribution and transmission assets may be negatively impacted by changes in general economic, credit, social and market conditions.
The Corporation’s generation, distribution and transmission assets are affected by energy and water demand, sales and operating costs, among other things, in the jurisdictions in which they operate. Demand, sales, and operating costs may change as a result of, among other things, fluctuations in general economic conditions, energy and commodity prices, inflation, interest rates, employment levels, personal disposable income, customer preferences, advancements in new technologies and housing starts. Significantly reduced energy or water demand in the Corporation’s service territories could reduce capital spending forecasts, and specifically capital spending related to new customer growth. A reduction in capital spending could, in turn, affect the Corporation’s rate base and earnings growth. A downturn in economic conditions may have an adverse effect on the Corporation’s results of operations, financial condition, and cash flows despite regulatory measures, where applicable, available to compensate for some or all of the reduced demand and increased costs, and which recovery, if any, may lag costs incurred by the Corporation. In addition, an extended decline in economic conditions could make it more difficult for customers to pay for the utility services they consume, thereby affecting the aging and collection of the utilities’ trade receivables.
Energy conservation, energy efficiency, distributed generation, community choice aggregation, technology, regulatory policies and other factors that reduce energy and water demand could adversely affect the Corporation’s business, financial condition and results of operations.
The emergence of initiatives designed to reduce greenhouse gas emissions and control or limit the effects of climate change has resulted in incentives to increase energy efficiency and reduce water and energy consumption, including efforts to reduce the availability and reliance on natural gas. There may also be efforts to move to deregulation in certain of the markets in which the Regulated Services Group operates.
Significant technological advancements are taking place in the generation and utility industry, including advancements related to self-generation and distributed energy technologies such as fuel cells, micro turbines, wind turbines and solar panels and technologies related to lower energy, gas and water use. Adoption of these and other technologies may increase as a result of government subsidies, improving economics and changing customer preferences. Increased adoption of these practices, requirements and technologies could reduce demand for utility-scale electricity generation and electric, water, and natural gas distribution, and as a result, the Corporation’s business, financial condition and results of operations could be adversely affected.
The Corporation may also invest in and use newly developed, less proven, technologies or generation methods in its development and construction projects or in maintaining or enhancing its existing operations and assets. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology or generation method to perform as anticipated may adversely affect the profitability of a particular development project or existing operations and assets.

The Corporation and its facilities, operations and personnel are exposed to the effects of severe weather, natural disasters, diseases, pandemics, and other catastrophic and force majeure events beyond the Corporation’s control, and such events could result in a material adverse effect on the Corporation.
The Corporation’s facilities and operations are exposed to potential interruption and damage, and partial or full loss, resulting from environmental disasters, other seismic activity, equipment failures, severe weather, natural and man-made disasters, diseases, pandemics, and other catastrophic and force majeure events. There can be no assurance that in the event of an earthquake, hurricane, tornado, fire, flood, ice storm, tsunami, typhoon, geomagnetic storm, electromagnetic pulse, terrorist attack, cyber-attack, act of war or other natural, man-made or technical catastrophe, all or some parts of the Corporation’s generation facilities and infrastructure systems will not be disrupted or that project development or construction delays or injuries will not occur. The occurrence of such an event may not release the Corporation from performing its obligations pursuant to Offtake Contracts or other agreements with third parties. The occurrence of a significant event which disrupts the ability of the Corporation’s power generation assets to produce or sell power for an extended period, including events which preclude existing customers under Offtake Contracts from purchasing electricity, could have a material negative impact on the Corporation’s business. In addition, certain of the Corporation’s utilities operate in remote and/or mountainous terrain, including islands, where the Corporation’s facilities are at increased risk of loss or damage from fires, floods, washouts, landslides, earthquakes, hurricanes, tornadoes, avalanches and other acts of nature.
Wildfires may occur within the Corporation’s service territories, including, without limitation, in California and the southern United States, such as the Mountain View fire that occurred on November 17, 2020 within the CalPeco Electric System’s service territory in California. The Corporation’s facilities have the potential to cause fires as a result of equipment breakdown or failure, trees falling on, and lightning strikes to, distribution lines or equipment, and other causes. If it is accused or found to be responsible for such a fire, the Corporation could suffer costs, losses and damages, all or some of which may not be recoverable through insurance, legal, regulatory cost recovery or other processes and could materially affect the Corporation’s business, results of operations and cash flows, including its reputation with customers, regulators, governments and financial markets. Resulting costs could include fire suppression costs, fines, regeneration, timber value, asset replacement costs, inverse condemnation, increased insurance costs and costs arising from damages and losses incurred by third parties, including punitive damages.
An outbreak of infectious disease, a pandemic or a similar public health threat, such as COVID-19, or a fear of any of the foregoing, could adversely impact the Corporation by causing operating, supply chain and project development delays and disruptions, labour shortages and shutdowns (including as a result of government regulation and prevention measures), and increased costs to the Corporation. Please see “Risks Related to COVID-19” below for additional discussion regarding the risks associated with the COVID-19 pandemic and efforts to contain the virus.
The Corporation may experience critical equipment breakdown or failure, public safety events or other operating events, which could have a material adverse effect on the Corporation’s financial condition, results of operations, liquidity, reputation and ability to make distributions.
The Corporation’s facilities are subject to the risk of critical equipment breakdown or failure, safety shutdowns and lower-than-expected levels of efficiency or operational performance due to the deterioration of assets from use or age, design flaws and related design modification requests from original equipment manufacturers and service providers or errors in the operation or maintenance of these facilities, among other things. These and other public safety and operating events and conditions could result in bodily injury or death, property damage, the release of hazardous substances, increased capital expenditures, reduced production and service disruptions and, to the extent that a facility’s equipment requires longer than forecasted down times for maintenance and repair, or suffers disruptions of power generation, distribution or transmission for other reasons, the Corporation’s business, operating results, financial condition or prospects could be adversely affected. In addition, a portion of the Corporation’s infrastructure is located in remote areas, which may make access to perform maintenance and repairs difficult if such assets become damaged.
Such events could, among other things, potentially cause dam failures or drowning that could impact the Corporation’s hydroelectric facilities, and result in a loss of generating capacity, damage to the environment or damage and harm to third parties or the public, including as a result of the flow of large amounts of water causing flooding upstream or downriver. There are inherent hazards and operation risks in electric generation and distribution and gas distribution activities, such as electric contact, leaks, accidental explosions and mechanical problems that could cause the loss of human life, significant damage to property, environmental pollution and impairment of operations. Water and wastewater distribution systems operate under pressurized conditions within pressure ranges approved by regulators. Should a water distribution network become compromised or damaged, the resulting release of pressure could result in serious injury or death to individuals or damage to property. During periods of high rainfall, certain sewage networks may become saturated, including ESSAL’s, which may result in mixed waters flowing onto the public highway and/or activating the emergency spillways, and by operating at an increased or maximum capacity, the sewage system may be subject to increased deterioration over time.

The Corporation is subject to the risks associated with climate change and weather, as well as government and societal responses thereto, that may result in a material adverse effect on the Corporation.
The Corporation is subject to risks that arise or may arise from the impacts of climate change that may result in a material adverse effect on the Corporation. In addition to the current risks faced by the Corporation from climate change, the Corporation is subject to the transitional risk of climate change, including changing weather and regulations and increasing public concern about climate change and growing support for reducing carbon emissions. City, state, provincial and federal governments have been setting policies and enacting laws and regulations to deal with climate change impacts in a variety of ways, including de-carbonization initiatives and promotion of cleaner energy and renewable energy generation of electricity. Insurance companies are also evaluating the impacts of climate change which may result in fewer insurers, more restrictive coverage, and increased premiums.
Weather and Physical Risks
Climate change is predicted to lead to increased frequency and intensity of weather events and related impacts such as storms, wildfires, ice storms, tornadoes, hurricanes, cyclones, heavy rainfall, extreme winds, water availability and quality, flooding, sea level rise, storm surge and other changing weather patterns. To the extent the frequency and intensity of extreme weather events and storms increase as a result of climate change, the Corporation’s capital costs, cost of maintenance and cost of providing service may increase, including the costs and the availability of procuring insurance related to such impacts.
Climate change, including extreme weather events, create a risk of physical damage to the Corporation’s assets, which may negatively impact the Corporation’s ability to reliably provide services and production. High winds can damage structures and cause widespread damage to transmission and distribution infrastructure. Increased frequency and severity of weather events increases the likelihood that the duration of power outages and energy, fuel and water supply disruptions could increase. With respect to the Corporation’s wind facilities, ice can accumulate on wind turbine blades in the winter months, which can have a significant impact on energy yields, and could result in wind turbines experiencing down time. Increased rainfall or intensity of flooding could adversely affect the operations of the Corporation’s hydroelectric generating facilities as well as impact the Corporation’s water systems. The potential impacts of climate change, such as rising sea levels and larger storm surges from more intense hurricanes, can combine to produce greater damage to facilities located near coasts or on islands. Additionally, extreme weather conditions may increase the cost of maintaining the Corporation’s systems, and can contribute to increased system stress, including service interruptions. Weather conditions outside of the Corporation’s service territory could also have an impact on revenues. The Corporation may buy and sell electricity depending upon its needs and market opportunities. Extreme weather conditions creating high energy demand on the Corporation’s own and/or other systems and facilities may raise market electricity prices as the Corporation buys short-term energy to serve its own systems and facilities, or to satisfy its contractual energy delivery obligations. Such climate change risks may also impact third parties on which the Corporation relies, such as suppliers and services providers, resulting in delays and increased costs of providing goods or services.
Climate change is also characterized by increases in global air temperatures. Increased air temperatures may bring increased frequency and severity of wildfires, including within the Corporation’s service territories. Increased air temperatures could also result in decreased efficiencies over time of both generation and transmission facilities. Changes in precipitation due to climate change that result in droughts could also increase the risk of wildfire. If it is found to be responsible for such a fire, the Corporation could suffer costs, losses and damages, all or some of which may not be recoverable through insurance, legal, regulatory cost recovery or other processes and could materially affect the Corporation’s business, results of operations and cash flows, including its reputation with customers, regulators, governments and financial markets.
Generation and Customer Consumption Risks
The Corporation operates hydroelectric generation and water distribution businesses in certain of its markets. Such businesses depend on availability of water. Changes in precipitation patterns, water table levels, water temperatures and ambient air temperatures could adversely affect the availability of water and consequently the output from such facilities.
In addition, changes in intensity of wind resources due to climate change could impact the Corporation’s wind generation facilities and increased seasonal irradiance variance caused by climate change could impact the Corporation’s solar generation facilities.
Customers’ energy needs vary significantly in response to weather conditions, primarily temperature and humidity. For residential customers, heating and cooling represent their largest energy use. To the extent weather conditions are affected by climate change, customers’ energy use could increase or decrease depending on the duration and magnitude of the changes, which may adversely affect the Corporation’s business, results of operations and cash flows. Further, changes in attitudes towards reducing the impacts of climate change may also result in the reduction of energy and water use by the Corporation’s customers.
Additionally, to the extent climate change negatively impacts a region’s economic health, it may also negatively impact the Corporation’s revenues as the Corporation’s financial performance depends in part on the health of the regional economies that it serves.

Reputational Risks
Failure to address issues related to climate change may affect the Corporation’s reputation with stakeholders, its ability to operate and grow, its access to, and cost of, capital or insurance, the confidence of investors and customers who may seek more sustainable products and services, and the ability to recruit and retain employees.
In addition, all of the electricity generated by Kentucky Power is produced by the combustion of fossil fuels. As a result, the announcement and/or closing of the Kentucky Power Transaction could result in reputational harm to the Corporation and adversely affect perceptions regarding the Corporation’s commitment to environmental and sustainability matters, as well as the Corporation’s ability to accomplish its environmental and sustainability objectives.
Regulatory Risks
Changing carbon-related costs, policy and regulatory changes and shifts in supply and demand factors could lead to more expensive or scarcer products and services that are required by the Corporation in its operations. This could lead to supply shortages and delivery delays as well as the need to source alternate products and services.
Government and regulatory initiatives, including greenhouse gas emissions standards, air emissions standards, and water conservation programs, are being proposed and adopted in many jurisdictions in response to concerns regarding the effects of climate change. In some jurisdictions, government policy has included carbon pricing, emissions limits, and cap and trade mechanisms. Over the medium and longer terms, this could potentially lead to a significant portion of hydrocarbon infrastructure assets being subject to additional regulation and limitations in respect of greenhouse gas emissions and operations. Early closure of the Corporation’s owned and jointly owned electric generating facilities due to environmental risks, litigation or public policy changes could have a material adverse impact on the Corporation’s results of operations and liquidity.
Compliance Costs
The Corporation may be required to comply with existing or new climate-related and environmental legislative and regulatory requirements. Such legislative and regulatory initiatives could adversely affect the Corporation’s operations and financial performance over time. Depending on the regulatory response to government legislation and regulations, the Corporation may be exposed to the risk of reduced recovery through rates or “regulatory lag” in its Regulated Services Group in respect of such compliance costs, or may be required to take other actions in the case where costs may not be fully recoverable, or at all.
Litigation and Activism Risk
The Corporation could face litigation or regulatory action as a result of climate change, including related to environmental harm from carbon emissions or impacts from the Corporation’s facilities, damage caused to customers or other third parties by the Corporation’s utility systems as a result of weather and/or climate change, or inaccurate or inadequate climate change and other environmental, social and governance (ESG) public disclosure. The Corporation may also face shareholder proposals and activism-related ESG issues that may detract management’s attention from the Corporation’s day to day operations, affect public perceptions of the Corporation, and result in increased costs in response to such matters.
Security breaches, criminal activity, theft, terrorist attacks, cyber-attacks and other threats or incidents relating to the Corporation’s information security could directly or indirectly interfere with the Corporation’s operations, could expose the Corporation or its customers or employees to risk of loss, and could expose the Corporation to liability, regulatory penalties, reputational damage and other harm to its business.
The Corporation relies upon information and operational technology networks, systems and devices to process, transmit and store electronic information, and to manage and support a variety of business processes and activities and safely operate its assets. The Corporation also uses information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with financial reporting, legal and tax requirements. The Corporation’s technology networks, systems and devices collect and store sensitive data, including system operating information, proprietary business information belonging to the Corporation and third parties, as well as personal information belonging to the Corporation’s customers and employees. As the Corporation operates critical infrastructure, it may be at an increased risk of cyber-attacks or other security threats by third parties.
The Corporation’s or its third-party vendors’ technology systems and technology networks, devices and infrastructure may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to employee error or malfeasance, disruptions during software or hardware upgrades, telecommunication failures, theft, politically-driven attacks (including as a result of the conflict between Russia and Ukraine, and any associated sanctions imposed or actions taken by the United States, Canada or other countries or retaliatory measures by Russia), acts of war or terrorism, natural disasters or other similar events. In addition, certain sensitive information and data may be stored by the Corporation on physical devices, in physical files and records on its premises or transmitted to the Corporation verbally, subjecting such information and data to a risk of loss, theft and misuse. Methods used to attack critical assets could include general purpose or industry-specific malware delivered via network transfer, removable media, viruses, attachments, or links in e-mails. The methods used by attackers are continuously evolving and can be difficult to predict and detect. The occurrence of any of these events could impact the reliability of the Corporation’s power generation facilities and utility distribution and transmission systems; could cause services disruptions or system failures; could adversely affect safety; could expose the Corporation, its customers or its employees to a risk of loss or misuse of information; and could result in legal claims or proceedings, liability or regulatory penalties against the Corporation, damage the Corporation’s reputation or otherwise harm the Corporation’s business.
The long-term impact of terrorist attacks and cyber-attacks and the magnitude of the threat of future terrorist attacks and cyber-attacks on the utility and power generation industries in general, and on the Corporation in particular, cannot be known. Increased security measures to be taken by the Corporation as a precaution against possible terrorist attacks and cyber-attacks may result in increased costs to the Corporation. The Corporation must also comply with data privacy laws in each of the jurisdictions in which it operates. Certain data privacy laws have expanded in recent years, leading to increased obligations, and fines for breaches of privacy laws have increased. The Corporation may incur additional costs to maintain compliance, or significant financial penalties, in the event of a breach.
The Corporation cannot accurately assess the probability that a security breach may occur or accurately quantify the potential impact of such an event. The Corporation can provide no assurance that it will be able to identify and remedy all cybersecurity, physical security or system vulnerabilities or that unauthorized access or errors will be identified and remedied.
Should a breach occur, the Corporation may suffer costs, losses, and damages, all or some of which may not be recoverable through insurance, legal, regulatory, or other processes, and could materially adversely affect the Corporation’s business and results of operations including its reputation with customers, regulators, governments, and financial markets. Resulting costs could include, amongst others, response, recovery (including ransom costs), and remediation costs, increased protection or insurance costs, and costs arising from damages and losses incurred by third parties.
Risks including but not limited to any physical security breach, terrorist attacks, military campaigns, unauthorized access, electricity or equipment theft and vandalism could adversely affect the Corporation’s business and its operations.
A physical attack on the Corporation’s generation, transmission or distribution assets could interfere with its normal business operations and affect its ability to control such assets. A physical security intrusion could lead to theft, vandalism, harm to employees or the release of critical operating information, which could adversely affect the Corporation’s operations or adversely impact its reputation, and could result in significant costs, fines and litigation.
Uncertainty surrounding continued hostilities or sustained military campaigns (including as a result of the conflict between Russia and Ukraine, and any associated sanctions imposed or actions taken by the United States, Canada or other countries or retaliatory measures by Russia) may affect operations of the Corporation in unpredictable ways, including disruptions of supplies and markets for products of the Corporation, and the possibility that the Corporation’s operations or facilities could be direct targets of, or indirect casualties of, an act of terror or cyber-security attack. The effects of hostilities, military campaigns, or terrorist or cyber-security attacks could include disruption to the Corporation’s generation, transmission and distribution systems or to the electrical grid in general, and could result in a decline in the general economy and have a material adverse effect on the Corporation.
The loss of key personnel, the inability to hire and retain qualified employees, and labour disruptions could adversely affect the Corporation’s business, financial position and results of operations.
The Corporation’s operations depend on the continued efforts of its employees. Hiring and retaining key employees, including employees required for critical functions, and maintaining the ability to attract new skilled employees are important to the Corporation’s operational and financial performance. The Corporation cannot guarantee that any member of its management or any one of its key employees will continue to serve in any capacity for any particular period of time or that any leadership transitions will be successful.
Certain events or conditions, such as competition with other potential employers, an aging workforce, epidemic, pandemic (including COVID-19) or similar public health emergency, lack of diversity, mismatch of skill set or complement to future needs, or unavailability of contract resources may lead to operating challenges, labour disruption, increased risk of liability and increased costs. The challenges the Corporation might face as a result of such risks include a lack of resources, an increase in safety risks, potential negative impacts to diversity, equity and inclusion efforts, losses to its knowledge base and the time required to develop new workers’ skills. In any such case, costs, including costs for contractors to replace employees, productivity costs, and safety costs may rise. If the Corporation is unable to successfully attract and retain an appropriately qualified workforce, its financial position or results of operations could be negatively affected.
The maintenance of a productive and efficient labour environment without disruptions cannot be assured. In the event of a strike, work stoppage or other form of labour disruption, the Corporation would be responsible for procuring replacement labour and could experience disruptions in its operations and incur additional expense.
The Corporation’s revenues and results of operations are affected by seasonal fluctuations and year to year variability in weather conditions and natural resource availability.
The Corporation is subject to risks associated with seasonal fluctuations and year to year variability in weather conditions and natural resource availability, which affect the quantity of electric power generated, and sold by the Corporation, the availability of water to be distributed by the Regulated Services Group and the demand for the utility services of the Regulated Services Group.

The Regulated Services Group’s water distribution operations depend on an adequate supply of water to meet present and future demands of customers. Drought conditions could interfere with sources of water supply used by the utilities and affect their ability to supply water in sufficient quantities to existing and future customers. An interruption in the water supply could have an adverse effect on the results of operations of these utilities.
Demand for water, electricity and natural gas from the Regulated Services Group’s utility distribution systems is affected by weather conditions and temperature. Demand for water may decrease if there is above normal rainfall or rainfall is more frequent than normal, or if government restrictions are imposed on water usage during drought conditions. Demand for electricity and natural gas are also subject to significant seasonal variation, year-to-year variations and changes in weather patterns.
Please see “Description of the Business – Renewable Energy Group – Cycles and Seasonality” and “Description of the Business – Regulated Services Group – Cycles and Seasonality” for a description and discussion of these risks.
The Corporation historically has entered, and may in the future, enter into long-term Offtake Contracts and derivative contracts to reduce the risk of fluctuations in electricity prices, which contracts could give rise to performance and financial risks and could result in significant costs to the Corporation.
The Renewable Energy Group sells a significant portion of the energy, capacity, and RECs it generates under long-term Offtake Contracts. The Renewable Energy Group also enters into financial or physical power hedges to reduce the risk from fluctuations in market price. For instance, several of the Renewable Energy Group’s wind energy production facilities are subject to long-term hourly energy price hedges for a portion of their expected energy production. The Corporation may incur significant costs in establishing or terminating Offtake Contracts or may be unable to benefit from favourable changes in market price as a result of these Offtake Contracts, including where external price and cost factors, such as inflation or interest rate fluctuations, are not passed through the Offtake Contract to the counterparty.
In addition, the Corporation may not be able to generate power in the amounts or at the times required by the applicable Offtake Contract, due to the variable nature of the natural resource (for renewable power generation) or due to transmission grid curtailments, mechanical failures, weather events or other reasons. Because of this risk, the Corporation typically does not hedge the full expected production of a particular facility, which leaves a portion of expected production subject to market price risk. In addition, production shortfalls (relative to hedged production volumes) may force the Renewable Energy Group to purchase power in the merchant market at prevailing rates to settle against the applicable hedge contract. Such factors could materially and adversely affect the Corporation’s results of operations and cash flows, depending on both the amount of shortfall and the market price of electricity at the time of the shortfall.
The Corporation’s facilities rely on national and regional transmission systems and related facilities that are owned and operated by third parties and have both regulatory and physical constraints that could impede access to electricity markets.
A substantial portion of the Corporation’s power generation facilities depend on electric transmission systems and related facilities owned and operated by third parties to deliver the electricity the Corporation generates to delivery points where ownership changes and the Corporation is paid. These grids operate with both regulatory and physical constraints which in certain circumstances may impede access to electricity markets. There may be instances following system studies, in system emergencies or after other system issues in which the Corporation’s power generation facilities are physically disconnected from the power grid, or their production curtailed, for periods of time. Most of the Corporation’s electricity sales contracts do not provide for payments to be made if electricity is not delivered.
The power generation facilities of the Corporation may also be subject to changes in regulations governing the cost and characteristics of use of the transmission and distribution systems to which its power generation facilities are connected. In the future, these power generation facilities may not be able to secure access to interconnection or transmission capacity at reasonable prices, in a timely fashion or at all, which could then cause delays and additional costs in attempting to negotiate or renegotiate Offtake Contracts, complete construction projects, construct new projects or operate existing projects. Any such increased costs and delays could delay the commercial operation dates of the Corporation’s new projects and negatively impact the Corporation’s revenues and financial condition.
The Corporation does not own the land on which many of its projects are located and its use and enjoyment of real property rights for its projects may be adversely affected by the rights of lienholders and leaseholders, which could have a material adverse effect on its business, results of operations, financial condition and cash flows.
The Corporation does not own all of the land on which its projects are located. Such projects generally are, and future projects may be, located on land occupied under long-term easements, leases, and rights of way. The ownership interests in the land subject to these easements, leases and rights of way may be subject to mortgages securing loans or other liens and other easements, lease rights and rights of way of third parties that were created previously. As a result, some of the rights under such easements, leases or rights of way held by the Corporation may be subject to the rights of these third parties, and the rights of the Corporation to use the land on which its projects are or will be located and its rights to such easements, leases and rights of way could be lost or curtailed. Any such loss or curtailment of the rights of the Corporation to use the land on which its projects are or will be located could have a material adverse effect on its business, results of operations, financial condition, and cash flows.

Disruption, delays and excess costs in the Corporation’s supply chain may have a material adverse effect on the Corporation’s business, results of operations, financial condition and cash flows.
The Corporation’s ability to operate effectively is in part dependent upon access to, and the provision of, equipment, materials and services in a timely manner. Loss or delay of key equipment, materials and service suppliers, the provision of key equipment, materials and services at higher than expected or budgeted costs, and the reputational and financial risk exposures of key vendors, including as a result of changes in laws, regulations and standards, inflation, tariffs, transportation delays, delays in approvals and COVID-19, could affect the Corporation’s operations and timing, execution, viability and profitability of capital projects and could result in project development and construction delays (which may cause the Corporation to pay liquidated damages or other penalties or amounts), disruptions, and cost overruns.
The reduction, elimination or expiration of government subsidies, credits or incentives could adversely affect the Corporation’s prospects for growth and its results of operations, financial condition and cash flows.
The Corporation seeks to take advantage of government policies that promote renewable power generation and enhance the economic feasibility of renewable power projects. Renewable power generation sources currently benefit from various incentives in the form of feed-in tariffs, rebates, tax credits and other incentives throughout the markets in which the Corporation participates or intends to participate. The removal or phasing out of any such policies or laws could adversely affect the viability of certain of the Corporation’s expected growth initiatives, and could adversely affect the Corporation’s results of operations, financial condition and cash flows.
The Corporation’s portfolio includes development and constructions projects, as well as recently completed projects that have a limited operating history. Such projects may not perform as expected.
The Corporation’s portfolio includes development and constructions projects, as well as recently completed projects that have recently commenced operations and therefore have a limited operating history. As a result, the assumptions and estimates regarding the performance of these projects are and will be made without the benefit of a meaningful operating history. The ability of such projects to perform as expected will also be subject to risks inherent in newly constructed generation and transmission projects, including, but not limited to, equipment performance below the Corporation’s expectations, unexpected component failures and product defects, and generation and transmission system failures and outages. The failure of some or all of the projects to perform as expected could have a material adverse effect on the Corporation’s business, results of operations, financial condition and cash flows.
The Corporation’s financial performance may be adversely affected by fluctuations in commodity prices or lower prices for alternative fuel sources.
Market prices for power, generation capacity, ancillary services and natural gas are unpredictable and tend to fluctuate substantially, which may affect the Corporation’s operating results. With respect to the Regulated Services Group, commodity price exposure is primarily limited to the cost of electricity and natural gas. Although the Regulated Services Group’s utility rates and tariffs are generally designed to allow recovery of commodity costs, timing differences and other factors, which may be exacerbated by fluctuating prices, may result in less than full recovery. Further, customers may change consumption patterns depending on the cost of alternative energy or fuel sources.
Demand for the electrical energy generated by the Corporation’s electric generation assets is affected by the price and availability of other fuels, including, but not limited to, nuclear, coal and oil. To the extent renewable energy becomes less cost-competitive due to reduced or eliminated government renewable energy targets and other tax credits and incentives that favour renewable energy, cheaper alternatives or otherwise, demand for renewable energy could decrease. Slow growth or a long-term reduction in renewable energy demand could have a material adverse effect on the Corporation’s business, results of operations, financial condition and cash flows.
Cash flow deferrals related to energy commodities can be significant.
The Corporation is permitted to collect from customers only amounts approved by regulatory commissions. However, the Corporation’s costs to provide utility services can be much higher or lower than the amounts currently billed to customers. The Corporation is permitted to defer income statement recognition and recovery from customers for some of these differences, which are recorded as deferred charges with the opportunity for future recovery through retail rates. These deferred costs are subject to review for prudence and potential disallowance by regulators, who have discretion as to the extent and timing of future recovery or refund to customers.
Power and natural gas costs higher than those recovered in retail rates reduce cash flows. Amounts that are not allowed for deferral or which are not approved to become part of customer rates affect the Corporation’s results of operations.
Even if the regulators ultimately allow the Corporation to recover deferred power and natural gas costs, the Corporation’s operating cash flows can be negatively affected until these costs are recovered from customers.

The Regulated Services Group is obligated to serve utility customers within its certificated service territories, which may require that the Corporation make capital expenditures and incur indebtedness to expand service to new customers.
The Regulated Services Group may have facilities located within areas experiencing growth. These utilities may have an obligation to service new residential, commercial and industrial customers. While expansion to serve new customers could result in increased future cash flows, it may require significant capital commitments in the immediate term, some or all of which may not be recoverable in rates. Accordingly, the Regulated Services Group may be required to obtain additional capital or incur additional borrowings to finance these future construction obligations.
As a holding company, the Corporation does not have its own operating income and must rely on the cash flows from its subsidiaries to pay dividends and make debt payments.
The Corporation is a holding company with no significant operations of its own, and the Corporation’s primary assets are shares or other ownership interests of its subsidiaries. The Corporation’s subsidiaries are separate and distinct legal entities and may have no obligation to pay any amounts to the Corporation, whether through dividends, loans or other means. The ability of the Corporation’s subsidiaries to pay dividends or make distributions to the Corporation depends on several factors, including each subsidiary’s actual and projected earnings and cash flow, capital requirements and general financial condition, regulatory restrictions, covenants contained in credit facilities to which they are parties, and the prior rights of holders of their existing and future secured debt and other debt or equity securities. Further, the amount and payment of dividends or distributions from any subsidiary is at the discretion of such subsidiary’s board, which may reduce or cease payment of dividends or distributions at any time. In addition, there may be changes to tax regulation affecting the repatriation of dividends from other countries, which may negatively affect the Corporation.
The Corporation and its subsidiaries are not able to insure against all potential risks and may become subject to higher insurance premiums, and the Corporation’s ability to obtain insurance and the terms of any available insurance coverage could be materially adversely affected by international, national, state or local events and company-specific events, as well as the financial condition of insurers.
The Corporation maintains insurance coverage for certain exposures, but this coverage is limited and the Corporation is generally not fully insured against all significant losses. Insurance coverage for the Corporation is subject to policy conditions and exclusions, coverage limits, and various deductibles, and not all types of liabilities and losses may be covered by insurance. Further, certain assets and facilities of the Corporation are not fully insured, as the cost of the coverage is not economically viable. Insurance may not continue to be offered on an economically feasible basis and may not cover all events that could give rise to a loss or claim involving the Corporation’s assets or operations. There can also be no assurance that insurers will fulfill their obligations. The Corporation’s ability to obtain and maintain insurance and the terms of any available insurance coverage could be materially adversely affected by international, national, state or local events and company-specific events, as well as the financial condition of insurers.
If the Corporation were to incur a serious uninsured loss or a loss significantly exceeding the limits of its insurance policies, the results could have a material adverse effect on the Corporation’s business, results of operations, financial condition and cash flows. In the event of a large uninsured loss, including those caused by severe weather conditions, natural disasters and certain other events beyond the control of the Regulated Services Group, the Corporation may make an application to an applicable regulatory authority for the recovery of these costs through customer rates to offset any loss. However, the Corporation cannot provide assurance that the regulatory authorities would approve any such application in whole or in part. This potential recovery mechanism is not available to the Renewable Energy Group.
The Corporation is subject to litigation and administrative proceedings, which may adversely impact the Corporation’s consolidated financial position, results of operations and cash flows.
The Corporation is subject to legal proceedings, administrative proceedings, claims and other litigation, including class actions, that arise in the course of its business and activities. These actions may include contractual disputes, employment-related claims, securities-based litigation, claims from customers related to the services provided by the Corporation, claims for personal injury or property damage, public nuisance claims (including claims relating to emissions from coal or fossil fuel based generation facilities) , and actions by regulatory or tax authorities. The final outcome with respect to such legal proceedings cannot be predicted with certainty, and unfavourable outcomes or developments relating to these proceedings or future proceedings, such as judgments for monetary damages, injunctions, denial or revocation of permits or settlement of claims, could have an adverse effect on the Corporation’s financial condition, results of operations and cash flows. Such outcomes may not be covered by insurance. Even if the Corporation prevails in any such legal proceedings, the proceedings could be costly, time-consuming and divert the attention of management and other personnel, which could adversely affect the Corporation.
4.2Risk Factors Relating to Financing and Financial Reporting
A downgrade in AQN’s credit ratings or the credit ratings of its subsidiaries could have a material adverse effect on the Corporation’s business, cost of capital, financial condition and results of operations.
AQN has long-term consolidated corporate credit ratings of BBB from S&P, BBB from DBRS and BBB from Fitch. The ratings indicate the agencies’ assessment of the ability to pay the interest and principal of debt securities issued by the Corporation. See “Description of the Business – Credit Ratings”.

There can be no assurance that any of the current ratings of the Corporation will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Factors rating agencies typically consider in evaluating the creditworthiness of a business such as AQN’s include but are not limited to the following: the amount of leverage used in the business, the business mix including the relative contribution to EBITDA (as determined by applicable rating agency methodologies) of regulated utility operations versus non-regulated operations and the countries in which the business operates. Negative changes in these and other factors a rating agency deems to be significant that are expected to be prolonged could result in a credit rating downgrade. Additionally, changes in the capital structure of the Corporation could cause the rating agencies to re-evaluate and potentially downgrade the Corporation’s current credit ratings. A downgrade in credit ratings would result in an increase in the Corporation’s borrowing costs under its bank credit facilities and future issuances of long-term debt securities. Any such downgrade could also adversely impact the market price of the outstanding securities of the Corporation, and could require the Corporation to post additional collateral security under some of its contracts and hedging arrangements. If any of these ratings fall below investment grade (defined as BBB- or above for S&P and Fitch and BBB (low) or above for DBRS), the Corporation’s ability to issue short-term debt or other securities, or to market those securities, may be impaired or become more difficult or expensive. Therefore, any downgrade could have a material adverse effect on the Corporation’s business, cost of capital, financial condition and results of operations. Each rating agency employs proprietary scoring methodologies that assess business and financial risks of the entity rated. There can be no assurance that the principles on which the rating is based remain consistently applied, and these principles are subject to change from time to time at each rating agency’s discretion. For example, the rating agency’s views on total allowable leverage, specific industry risk factors, country risk and the Corporation’s business mix, amongst other factors, may change. Such changes could require AQN to adjust its business and strategy in order to maintain its credit ratings. AQN currently anticipates that to continue to maintain a BBB flat investment grade credit rating, it will, amongst other things, need to execute its growth strategy in a manner that preserves satisfaction of financial leverage targets and continues to generate at least 70% of EBITDA (as determined by applicable rating agency methodologies) from AQN’s Regulated Services Group. There can be no assurance that AQN will be successful, and the failure to do so could have a negative impact on AQN’s credit ratings.
In addition, the Kentucky Power Transaction could also result in a downgrade of the credit rating of Kentucky Power or its outstanding bonds, and could require Kentucky Power to offer to prepay $525 million in principal amount of its outstanding bonds if the credit ratings thereof fall below investment grade (or in the event such bonds are placed on “credit watch” or assigned a “negative outlook” if they are rated BBB- by S&P or Baa3 by Moody’s at such time).
Financial market disruptions or other factors could increase financing costs or limit access to credit and capital markets, which could adversely affect the Corporation’s ability to refinance existing indebtedness on favourable terms, execute its acquisition and investment strategy, and finance its other activities upon favourable terms.
As of December 31, 2021, the Corporation had substantial indebtedness. Management of the Corporation believes, based on its current expectations as to the Corporation’s future performance, that the cash flow from operations, the funds available under its credit facilities and its ability to access capital markets will be adequate to enable the Corporation to finance its operations, execute its business strategy and maintain an adequate level of liquidity. However, the Corporation’s expected revenue and capital expenditures are only estimates. Moreover, actual cash flows from operations will depend on regulatory, market and other conditions that are beyond the Corporation’s control and which may be impacted by the risk factors herein. As a result, there can be no assurance that management’s expectations as to future performance will be realized.
The Corporation’s ability to raise additional debt or equity, on favourable terms or at all, may be adversely affected by any adverse financial and operational performance or by financial market disruptions, prevailing market views and perceptions, or other factors outside the Corporation’s control.
In addition, the Corporation may at times incur indebtedness in excess of its long-term leverage targets, in advance of raising the additional equity capital necessary to repay such indebtedness and maintain its long-term leverage target. Any increase in the Corporation’s leverage could, among other things: limit the Corporation’s ability to obtain additional financing for working capital, investment in subsidiaries, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; restrict the Corporation’s flexibility and discretion to operate its business; limit the Corporation’s ability to declare dividends; require the Corporation to dedicate a portion of cash flows from operations to the payment of interest on its existing indebtedness, in which case such cash flows would not be available for other purposes; cause ratings agencies to re-evaluate or downgrade the Corporation’s existing credit ratings; expose the Corporation to increased interest expense on borrowings at variable rates; limit the Corporation’s ability to adjust to changing market conditions; place the Corporation at a competitive disadvantage compared to its competitors; make the Corporation vulnerable to any downturn in general economic conditions; and render the Corporation unable to make expenditures that are important to its future growth strategies.
The Corporation will need to refinance its existing consolidated indebtedness over time. There can be no assurance that the Corporation will be successful in refinancing its indebtedness when necessary or that additional financing will be obtained when needed, on commercially reasonable terms or at all. In the event that the Corporation cannot refinance indebtedness or raise additional indebtedness, or if the Corporation cannot refinance its indebtedness or raise additional indebtedness on terms that are not less favourable than the current terms, the Corporation’s cash flows and ability to declare dividends may be adversely affected.

The Corporation’s ability to meet its debt service requirements will depend on its ability to generate cash in the future, which depends on many factors, including the Corporation’s financial performance, debt service obligations, the realization of the anticipated benefits of acquisition and investment activities, and working capital and capital expenditure requirements. In addition, the Corporation’s ability to borrow funds in the future to make payments on outstanding debt will depend on the satisfaction of covenants in existing credit agreements and other agreements. A failure to comply with any covenants or obligations under the Corporation’s consolidated indebtedness could result in a default under one or more such instruments, which, if not cured or waived, could result in the termination of dividends by the Corporation and permit acceleration of the relevant indebtedness. There can be no assurance that, if such indebtedness were to be accelerated, the Corporation’s assets would be sufficient to repay such indebtedness in full. There can also be no assurance that the Corporation will generate cash flow in amounts sufficient to pay its outstanding indebtedness or to fund the Corporation’s other liquidity needs.
Fluctuations in interest rates could negatively affect the Corporation’s financing costs, ability to access capital and ability to continue successfully implementing its business strategy.
The Corporation is exposed to interest rate risk from certain outstanding variable interest indebtedness and any new credit facilities and debt issuances. Fluctuations in interest rates may also impact the costs to obtain other forms of capital. In addition, for the Regulated Services Group, costs resulting from interest rate increases may not be recoverable in whole or in part, and “regulatory lag” may cause a time delay in the payment to the Regulated Services Group of any such costs that are recoverable. Rising interest rates may also negatively impact the economics of development projects and energy facilities, especially where project financing is being renewed or arranged. As a result, fluctuations in interest rates could materially increase the Corporation’s financing costs, limit the Corporation’s options for financing, and adversely affect its results of operations, cash flows, key credit metrics, borrowing capacity and ability to implement its business strategy.
Currency exchange rate fluctuations may affect the Corporation’s financial results and increase certain financing risks.
The functional currency of most of the Corporation’s operations is the U.S. dollar. However, the Corporation is exposed to currency fluctuations from its Canadian and Chilean operations. Although the Corporation may hedge currency exchange rate exposure, the Corporation typically does not hedge its full exposure. If the Corporation does enter into currency hedges and exchange rates move in a favourable direction, such currency hedges may reduce or eliminate the Corporation’s realization of the benefit of favourable exchange rate movement. In addition, currency hedging transactions will be subject to risks that the applicable counterparty may prove unable or unwilling to perform its obligations under the contract, as a result of which the Corporation would lose some or all of the anticipated benefits of such hedging transactions.
The Corporation is, and will continue to be, party to agreements, including credit agreements and indentures, that contain covenants that restrict its financial flexibility.
The Corporation’s existing credit facilities contain covenants imposing certain requirements on the Corporation’s business including covenants regarding the ratio of indebtedness to total capitalization. Furthermore, AQN and its subsidiaries have, and may continue to, periodically issue long-term debt, which may consist of both secured and unsecured indebtedness. These third-party debt agreements also contain covenants, including covenants regarding the ratio of indebtedness to total capitalization. These requirements may limit the Corporation’s ability to take advantage of potential business opportunities as they arise and may adversely affect the Corporation’s conduct and the current business of certain operating subsidiaries, including restricting the ability to finance future operations and capital needs and limiting the subsidiaries’ ability to engage in other business activities. Other covenants place or could place restrictions on the Corporation’s ability and the ability of its subsidiaries to, among other things, incur additional debt, create liens, and sell or transfer assets.
Agreements the Corporation enters into in the future may also have similar or more restrictive covenants, especially if the general credit market deteriorates. A breach of any covenant in the existing credit facilities or the agreements governing the Corporation’s other indebtedness would result in an event of default. Certain events of default may trigger automatic acceleration of payment of the underlying obligations or may trigger acceleration of payment if not remedied within a specified period. Events of default under one agreement may trigger events of default under other agreements. Should payments become accelerated as the result of an event of default, the principal and interest on such borrowing would become due and payable immediately. If that should occur, the Corporation may not be able to make all of the required payments or borrow sufficient funds to refinance the accelerated debt obligations. Even if new financing is then available, it may not be on terms that are acceptable to the Corporation.
A significant portion of the Corporation’s debt will mature over the next five years and will need to be paid or refinanced, and changes to the debt and equity markets could adversely affect the Corporation’s business.
A significant portion of the Corporation’s debt is set to mature in the next five years, including its revolving credit facility. The Corporation may not be able to refinance its maturing debt on commercially reasonable terms, or at all, depending on numerous factors, including its financial condition and prospects at the time and the then current state of the banking and capital markets in Canada and the United States.

Challenges to the Corporation’s tax positions, and changes in applicable tax laws, could materially and adversely affect returns to the Corporation’s shareholders.
The Corporation is subject to income and other taxes primarily in the United States and Canada; however, it is also subject to income and other taxes in international jurisdictions, such as Chile and Bermuda. Changes in tax laws or interpretations thereof in the jurisdictions in which the Corporation does business could adversely affect the Corporation's results from operations, returns to shareholders, and cash flows. One or more taxing jurisdictions could seek to impose incremental or new taxes on the Corporation. While the U.S. Congress has drafted significant tax legislative proposals that include a minimum tax, additional interest limitations, and extension of clean energy tax credits, it is unknown when legislation incorporating these proposals could be enacted. On April 19, 2021, the Canadian federal government delivered its 2021 budget which contained proposed measures related to limitations on interest deductibility and changes in relation to international taxation. Draft legislative proposals pertaining to interest deductibility and other matters were released for public comment on February 4, 2022. If the proposed legislation becomes enacted, the interest deductibility limitations are expected to apply to the Corporation beginning in 2023. As a consequence of the Organization for Economic Cooperation and Development’s (“OECD”) project on “Base Erosion and Profit Shifting”, there could be a focus by taxing authorities to pursue common international principles for the entitlement to taxation of global corporate profits and minimum global tax rates. In December 2021, the OECD released model legislation outlining how a global minimum tax would apply. Each local jurisdiction will need to draft their own legislation to enact these minimum tax rules with application expected no earlier than January 1, 2023.
The Corporation cannot provide assurance that the Canada Revenue Agency, the Internal Revenue Service or any other applicable taxation authority will agree with the tax positions taken by the Corporation, including with respect to claimed expenses and the cost amount of the Corporation’s depreciable properties.  A successful challenge by an applicable taxation authority regarding such tax positions could adversely affect the results of operations and financial position of the Corporation.
Development by the Corporation of renewable power generation facilities in the United States depends in part on federal tax credits and other tax incentives.  These credits are currently subject to a multi-year step-down.  While recently enacted U.S. tax reform legislation did extend some of the credits, at reduced levels, for solar facilities that begin construction in 2021, 2022 and 2023 and for wind facilities that began construction in 2021, there can be no assurance that there will be further extensions in the future or that the reduced credits will be sufficient to support continued development and construction of renewable power facilities in the United States.  Moreover, if the Corporation is unable to complete construction on current or planned projects on anticipated schedules, the reduced incentives may be insufficient to support continued development or may result in substantially reduced financial benefits from facilities or long-term investment in facilities that the Corporation is committed to complete.  In addition, the Corporation has entered into certain tax equity financing transactions with financial partners for certain of its renewable power facilities in the United States, under which allocations of future cash flows to the Corporation from the applicable facility could be adversely affected in the event that there are changes in U.S. tax laws that apply to facilities previously placed in service.
The Corporation is subject to funding risks associated with defined benefit pension and OPEB plans.
Certain utility businesses acquired by the Corporation maintain traditional defined benefit pension plans covering eligible employees and retirees, and other post-employment benefit (“OPEB”) plans for eligible retired employees, including retiree health care and life insurance benefits. The Regulated Service Group also provides a cash balance pension plan covering substantially all of its U.S. employees who are not eligible for a traditional pension plan, under which employees are credited with a percentage of base pay plus a prescribed interest rate credit.
Future contributions to the Corporation’s plans are impacted by a number of variables, including the investment performance of the plans’ assets and interest rates used to discount future benefits. If capital market returns are below assumed levels, or if the interest rates used to discount future benefits decrease, the Corporation could be required to make contributions to its plans in excess of those currently expected, which would adversely affect the Corporation’s cash flows.
The Corporation is subject to credit risk of customers and other counterparties.
The Corporation is subject to credit risk with respect to the ability of customers and other counterparties to perform their obligations to the Corporation, including paying amounts that they owe to the Corporation. This credit risk exists with respect to utility customers, as well as counterparties to Offtake Contracts, supply agreements and derivative financial instruments, among others.
Adverse conditions in the energy industry or in the general economy, as well as circumstances of individual customers or counterparties, may adversely affect the ability of a customer or counterparty to perform as required under its contract with the Corporation. Losses from a utility customer may not be offset by bad debt reserves approved by the applicable utility regulator. If a customer under an Offtake Contract is unable to perform, the Renewable Energy Group may be unable to replace the contract on comparable terms, in which case sales of power (and, if applicable, RECs and ancillary services) from the facility would be subject to market price risk and may require refinancing of indebtedness related to the facility or otherwise have a material adverse effect. Default by other counterparties, including counterparties to supply and construction contracts, to hedging contracts that are in an asset position, and to short-term investments, also could adversely affect the financial results of the Corporation.

The Corporation makes certain assumptions, judgments and estimates that affect amounts reported in its consolidated financial statements, which, if not accurate, may adversely affect its financial results.
AQN prepares its consolidated financial statements in accordance with U.S. GAAP.  The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Significant areas requiring the use of management judgment include the scope of consolidated entities, useful lives and recoverability of depreciable assets, the measurement of deferred taxes and the recoverability of deferred tax assets, rate-regulation, unbilled revenue, asset retirement obligations, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination.  Actual results may differ from these estimates and any inaccuracies in these estimates could result in the Corporation incurring significant expenses and adversely affect the Corporation’s financial results.
As a foreign private issuer, AQN is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to shareholders.
AQN is a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and is permitted, under a multijurisdictional disclosure system adopted by the U.S. and Canada, to prepare its disclosure documents under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, AQN is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, AQN does not file the same reports that a U.S. domestic issuer would file with the SEC, although AQN is required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, AQN’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, AQN’s shareholders may not know on as timely a basis when AQN’s officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.
As a foreign private issuer, AQN is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. AQN is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While AQN is required to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, AQN has four months after the end of each fiscal year to file its annual information form with the SEC and is not required under the U.S. Exchange Act to file quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act.
In addition, as a foreign private issuer, AQN has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that AQN discloses the requirements that it is not following and describe the Canadian practices it follows instead. AQN currently relies on this exemption with respect to requirements regarding the quorum for any meeting of its shareholders. AQN may in the future elect to follow home country practices in Canada with regard to other matters. As a result, AQN’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.
4.3Risk Factors Relating to Regulatory Environment
The Corporation’s business, financial condition, results of operations and prospects depends in part on regulatory climates and regulatory outcomes in the jurisdictions in which it operates, and the failure to recover in a timely manner any significant amount of costs or obtain expected returns on assets or invested capital through rate base, cost recovery clauses, and other regulatory mechanisms or otherwise maintain required regulatory authorizations could materially and adversely affect the Corporation.
The Corporation is subject to comprehensive laws, regulations, orders and other requirements of a variety of federal, provincial, state, and local governments, including regulatory commissions, environmental agencies and other regulatory bodies, which laws, regulations, orders and other requirements affect the operations and activities of, and costs incurred by, the Corporation. This extensive regulatory framework regulates, among other things and to varying degrees, the Corporation’s industry, businesses, rates and cost structures, operation and licensing of generation facilities, construction and operation of generation, transmission and distribution facilities, acquisition, disposal, depreciation and amortization of facilities and other assets, financing, and environmental, health and safety standards. Such laws and regulations impose significant and increasing compliance costs on the Corporation’s operations. If any of the Corporation’s business units is found to be in violation of applicable requirements or regulations, it could be subject to significant penalties. In addition, changes in regulations or the imposition of additional regulations also could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
The utility commissions in the jurisdictions in which the Regulated Services Group operates regulate many aspects of its utility operations, including the rates that the Regulated Services Group can charge customers, siting and construction of facilities, pipeline safety and compliance, customer service and the utility’s ability to recover the costs that it incurs, including capital expenditures and fuel and purchased power costs.

A fundamental risk faced by a regulated utility is the disallowance by the utility’s regulator of operating expenses or capital costs requested to be placed into the utility’s revenue requirement. In addition, capital investments that have become stranded may pose additional risk for cost recovery and could be subject to legislation that would impact the extent to which such costs could be recovered. Similarly, recovery of extraordinary fuel expenses may pose additional risk for cost recovery and could be subject to legislation that would impact the extent to which such costs could be recovered. In addition, the time between the incurrence of costs and the granting of the rates to recover those costs by such regulatory agencies – known as “regulatory lag” – can adversely affect profitability. If the Corporation is unable to recover increased costs of operations or its investments in new facilities, or in the event of significant regulatory lag, the Corporation’s results of operations could be adversely affected.
In addition, there is a risk that the utility’s regulator will not approve the revenue requirements requested in outstanding or future applications for rates or will, on its own initiative, seek to reduce the existing revenue requirements. Rate applications for revenue requirements are subject to the utility regulator’s review process, usually involving participation from intervenors and a public hearing process. There can be no assurance that resulting decisions or rate orders issued by the utility regulators will permit the Corporation to recover all costs actually incurred, costs of debt and income taxes, or to earn a particular return on equity. A failure to obtain acceptable rate orders, or approvals of appropriate returns on equity and costs actually incurred, may materially adversely affect: the Regulated Services Group’s businesses, the undertaking or timing of capital expenditures, ratings assigned by credit rating agencies, the cost and issuance of long-term debt, and other matters, any of which may in turn have a material adverse effect on the Corporation. In addition, there is no assurance that the Corporation will receive regulatory decisions in a timely manner and, therefore, costs may be incurred prior to having an approved revenue requirement.
In the case of some of the Corporation’s hydroelectric generating facilities, water rights are owned by governments that reserve the right to control water levels, which may affect revenue, while in the United States, hydroelectric generating facilities are required to be licensed or have valid exemptions from the FERC. The failure to obtain all necessary licenses or permits for such facilities, including renewals thereof or modifications thereto, may result in an inability to operate the facility and could adversely affect cash generated from operating activities.
FERC has jurisdiction over wholesale rates for all electric energy sold by the Renewable Energy Group in the United States. Certain of the Renewable Energy Group’s facilities in the United States are required to meet the requirements of a “qualifying facility” or an “exempt wholesale generator” and, subject to certain exceptions, to obtain and maintain authority from the FERC to sell power at market-based rates. The failure of the Renewable Energy Group to obtain or maintain, as applicable, market-based rate authorization for its facilities could materially and adversely affect the Corporation.
Additionally, owners, operators and users of the bulk electric system in the United States are subject to mandatory reliability standards developed by the NERC and its regional entities. In Bermuda, the RAB regulates the reliability standards related to electricity transmission, distribution, and retail services and bulk electric generation. Increased reliability standard compliance obligations may cause higher operating costs or capital expenditures for the Corporation's utilities.
The Corporation is subject to numerous environmental laws, regulations and other standards and faces a number of environmental risks which have the potential to result in significant environmental liabilities, civil or criminal penalties, increases capital expenditures, reputational impacts or in mitigation or cessation of certain operations or projects, and could have a material adverse effect on the Corporation’s business, financial condition, results of operation and cash flows.
The Corporation is subject to extensive federal, state, provincial and local regulation with regard to water quality, hazardous and solid waste management, air quality control, air emissions and other environmental matters. Failure to comply with these laws and regulations could have a material adverse effect on the Corporation’s results of operations and financial position. In addition, new environmental laws and regulations, and new interpretations of existing environmental laws and regulations, have been adopted and may in the future be adopted, which may substantially increase the Corporation’s future environmental expenditures and compliance costs, and could cause the Corporation to retire generating capacity prior to the end of its estimated useful life.
The Corporation and its subsidiaries face a number of environmental risks, which have the potential to result in harm to the environment, including wildlife, and significant environmental liabilities and reputational impact. Certain environmental risks associated with the Corporation’s operations include uncontrolled natural gas or contaminant releases (or releases above the permitted limits), water contamination above permitted levels, generation of hazardous wastes, failure to maintain compliance with obligations under laws, rules, regulations, permits and licenses, acquired legacy environmental liabilities, operations adjustments or liability, and related financial impacts.
In addition, the Corporation’s operating subsidiaries generate certain wastes, some of which are characterized as hazardous, which must be managed in accordance with various federal, state, provincial and local environmental laws. Under federal, provincial and state laws, liability for historic contamination of property may be imposed on potentially responsible parties jointly and severally, without fault, even if the activities were lawful when they occurred.
Power generation, transmission and distribution operations can adversely affect endangered, threatened or otherwise protected species under federal, state or provincial statutes, laws, rules and regulations. Operation of wind projects and transmission and distribution lines involve a risk that protected flying species, such as birds and bats, may be impacted, including death caused by collision, electrocution and poisoning. Violations of wildlife protection laws in certain jurisdictions, including violations of certain laws protecting migratory birds and endangered species, may result in civil or criminal penalties, mitigation or cessation of certain operations or projects, and could adversely affect the Corporation’s financial condition, results of operations and cash flows.
All of the electricity generated by Kentucky Power is produced by the combustion of fossil fuels. As a result, the acquisition of Kentucky Power could result in reputational harm to the Corporation and adversely affect perceptions regarding the Corporation’s commitment to environmental and sustainability matters, as well as the Corporation’s ability to accomplish its environmental and sustainability objectives. The operation of fossil-fueled generation plants, including resulting emissions of nitrogen and sulfur oxides, mercury and particulates and the discharge and disposal of solid waste (including coal combustion residuals (“CCRs”)), is subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. Compliance with these requirements requires Kentucky Power to incur significant costs, including capital expenditures, for environmental monitoring, installation of pollution control equipment, emission fees, disposal activities, decommissioning, and permitting obligations at its facilities. If these compliance costs become uneconomical, Kentucky Power may ultimately be required to retire generating capacity prior to the end of its estimated life. The costs of complying with these legal requirements could also adversely affect Kentucky Power’s results of operations, financial condition and cash flows, and those of the Corporation following the closing of the Kentucky Power Transaction. In addition, the impacts could become even more significant if existing requirements governing air emissions management and disposal, CCR waste and/or waste matter discharge become more restrictive in the future, more extensive operating and/or permitting requirements are imposed or additional substances associated with power generation are subjected to increased regulation. Although Kentucky Power typically recovers expenditures for pollution control technologies, replacement generation, undepreciated plant balances and associated operating costs from customers, there can be no assurance that Kentucky Power will be able to obtain a rate order to fully recover the remaining costs associated with such plants in the future. The failure to recover these costs could reduce Kentucky Power’s results of operations, financial condition and cash flows, and those of the Corporation following the closing of the Kentucky Power Transaction.
In addition, future changes to environmental laws, including with respect to the regulation of CO2 emissions, could cause the Corporation and Kentucky Power to incur materially higher costs than it has incurred to date.
The Regulated Services Group’s water, wastewater, electricity and natural gas distribution systems could be subject to condemnation or other methods of taking by government entities under certain conditions.
The Regulated Services Group’s water, wastewater, electricity and natural gas distribution systems could be subject to condemnation or other methods of taking by government entities under certain conditions (including, without limitation, Liberty Utilities (Apple Valley Ranchos Water) Corp., which has been the subject of a condemnation lawsuit filed by the Town of Apple Valley). There can be no assurance that any value will be received for such assets by the Corporation and may result in a loss to the Corporation.
The Corporation is subject to risks related to changes in laws and regulations, and other actions by governmental and regulatory authorities, that could adversely affect the Corporation’s business, regulatory approvals, assets, results of operations and financial condition.
The operations and activities of the Corporation, its subsidiaries and its business units are subject to the laws, regulations, orders and other requirements of a variety of federal, state, provincial and local governments, including regulatory commissions, environmental agencies and other regulatory bodies, which laws, regulations, orders and other requirements affect the operations and activities of, and costs incurred by, the Corporation. The Corporation is accordingly subject to risks associated with changing political conditions and changes in, modifications to, or reinterpretations of, existing laws, orders or regulations, and the imposition of new laws, orders or regulations (including bills S6706/A7654 and S5527/A6393 adopted in the State of New York allowing the North Shore Water Authority and the South Nassau Water Authority to operate in the territories of private water companies, including the power of eminent domain, or changes being proposed to the constitution of Chile, such as changes to the water rights rules and provisions governing private ownership of water and wastewater utilities), and the taking of other action by governmental or regulatory authorities (including the revocation or non-renewal of utility franchises or other rights to provide utility services), any of which could adversely affect the Corporation’s business, regulatory approvals, assets, results of operations and financial condition. If the Corporation or any of its subsidiaries or business units were found to be in violation of such applicable laws, regulations, orders or other requirements, they could be subject to significant penalties or legal actions.
The Corporation operates in markets, and may in the future pursue growth opportunities in new markets, that are subject to foreign laws and regulations that are more onerous or uncertain than the laws and regulations of the United States or Canada.
The Corporation operates in markets, or may pursue growth opportunities in new markets, that are subject to regulation by various foreign governments and regulatory authorities and to the application of foreign laws. Such foreign laws or regulations may not provide the same type of legal certainty and rights, in connection with the Corporation’s contractual relationships in such countries, as are afforded to the Corporation in Canada and the U.S., which may adversely affect the Corporation’s ability to receive revenues or enforce its rights in connection with any operations or projects in such jurisdictions. In addition, the laws and regulations of some countries may limit the Corporation’s ability to hold a majority interest in certain projects, thus limiting the Corporation’s ability to control the operations of such projects. Any existing or new operations or interests of the Corporation may also be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government laws, policies or personnel or a country’s constitution; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labour relations; (v) political instability and civil unrest; (vi) regulatory or other changes adversely affecting the local utility market; (vii) breach or repudiation of important contractual undertakings and expropriation and confiscation of assets and facilities without compensation or compensation that is less than fair market value; (viii) less developed or efficient financial markets than in North America; (ix) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (x) less government supervision and regulation; (xi) a less developed legal or regulatory environment, including uncertainty in outcomes and actions that may be inconsistent with the rule of law; (xii) heightened exposure to corruption risk; (xiii) political hostility to investments by foreign investors, including laws affecting foreign ownership; (xiv) less publicly available information in respect of companies; (xv) adversely higher or lower rates of inflation; (xvi) higher transaction costs; and (xvii) fewer investor protections.
Tariffs imposed on imported goods and import restrictions imposed by governmental authorities may increase the capital cost of projects and have a negative impact on the Corporation’s expected returns, results of operations and cash flows.
Changes in tariffs may adversely affect the capital expenditures required to develop or construct the Corporation’s projects. In the U.S., tariffs have been imposed in recent years to imports of solar panels, aluminum and steel, among other goods and raw materials. Trade disputes may result in additional tariffs or changes in existing ones. In addition, import restrictions and seizures of products by governmental authorities may increase the cost of projects and result in construction and placed-in-service delays. These occurrences may have adverse impacts to the Corporation, as the buyer of goods, which could adversely affect the Corporation’s expected returns, results of operations and cash flows.
The Corporation may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems.
The Corporation may suffer a significant loss resulting from fraud, bribery, corruption or other illegal acts, or from inadequate or failed internal processes or systems. The Corporation operates in multiple jurisdictions and it is possible that its operations and development activities will expand into new jurisdictions. Doing business in multiple jurisdictions requires the Corporation to comply with the laws and regulations of such jurisdictions. These laws and regulations may apply to the Corporation, its subsidiaries, individual directors, officers, employees and third-party agents. The Corporation is also subject to anti-bribery and anti-corruption laws, including the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act. As the Corporation makes acquisitions and pursues development activities internationally, it is exposed to increased corruption-related risks, including potential violations of applicable anti-corruption laws.
The Corporation relies on its infrastructure, controls, systems and personnel, as well as central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, to manage the risk of illegal and corrupt acts or failed systems. The Corporation also relies on its employees and certain third parties to comply with its policies and processes as well as applicable laws. The failure to adequately identify or manage these risks, and the acquisition of businesses with weak internal controls to manage the risk of illegal or corrupt acts, could result in direct or indirect financial loss, regulatory censure and/or harm to the Corporation’s reputation.
4.4Risk Factors Relating to Strategic Planning and Execution
The Corporation is subject to risks associated with its growth strategy that may adversely affect its business, results of operations, financial condition and cash flows, and actual capital expenditures may be lower than planned.
The Corporation has a history of growth through acquisitions and organic growth from development projects and capital expenditures. There is no certainty that the Corporation will be successful in pursuing this growth strategy in the future. There can be no assurance that the Corporation will be able to identify attractive acquisition or development candidates in the future or that it will be able to realize growth opportunities that increase the amount of cash available for distribution. There is also a risk that errors and/or inaccurate assumptions in AQN’s financial models could impact its growth.
The Corporation’s growth strategy may be constrained by factors associated with the maintenance of its BBB flat investment grade credit rating. These factors include: (i) constraints on maximum leverage, (ii) the proportion of EBITDA (as determined by applicable rating agency methodologies) required to be generated from the Regulated Services Group, and (iii) the geographies in which AQN can operate in scale. There can be no assurance that these constraints will not negatively impact the Corporation’s ability to successfully execute on available growth opportunities. The Corporation may also face significant competition for growth opportunities and, to the extent that any opportunities are identified, may be unable to effect such growth opportunities due to a lack of necessary or cost competitive capital resources. Risks related to capital projects include schedule delays and project cost overruns. There is no assurance that any project cost overruns would be approved for recovery in customer rates.
Any growth opportunity could involve potential risks, including an increase in indebtedness, the potential disruption to the Corporation’s ongoing business, the diversion of management’s attention from other business concerns and the possibility that the Corporation will incur more costs than originally anticipated or, in the case of acquisitions, more than the acquired company or interest is worth. In addition, funding requirements associated with the growth opportunity, including any acquisition, development or integration costs, may reduce the funds available to pay dividends.
The Regulated Services Group’s capital expenditure program and associated rate base growth are key assumptions in the Corporation’s targeted dividend growth. Actual capital expenditures may be lower than planned due to factors beyond the Corporation’s control, which would result in a lower than anticipated rate base and have an adverse effect on the Corporation’s results of operations, financial condition, cash flows and dividend growth.
The Corporation’s development and construction activities are subject to material risks, including expenditures for projects that may prove not to be viable, construction cost overruns and delays, inaccurate estimates of expected energy output or other factors, and failure to satisfy tax incentive requirements or to meet third-party financing requirements.
The Corporation actively engages in the development and construction of new power generation facilities, and currently has a pipeline of renewable energy projects in development or construction, as well as the development and construction of transmission and distribution assets and other complementary projects. In addition, each of the Corporation’s business segments may occasionally undertake construction activities as part of normal course maintenance activities.
Significant costs must be incurred to determine the technical feasibility of a project, obtain necessary regulatory approvals and permits, obtain system studies, obtain site control and interconnection rights and negotiate revenue, construction and equipment supply contracts for the facility before the viability of the project can be determined. Regulatory approvals can be challenged by a number of mechanisms which vary across state and provincial jurisdictions. Such permitting challenges could identify issues that may result in permits being modified or revoked, or the failure of a project to proceed and the resultant loss of amounts invested or expenses already incurred. Additionally, the Corporation may also be required to advance funds, enter into commitments and/or post performance bonds, parental guarantees, letters of credit or other security in the course of acquiring, developing, constructing and financing new power generation facilities. Significant costs related to prospective development projects may be incurred in preparation for any associated bidding process and such costs may not be recovered if the Corporation fails to win the bid. With its expanded greenfield development pipeline, the Corporation is increasingly pursuing earlier-stage development prospects which are inherently riskier than late stage developments. Projects may fail to reach financial close, and all investments, cost commitments and credit support provided up to that point, which could be material, may be lost or unrealizable.
Material delays, cost overruns and lost revenue could be incurred by the Corporation and its development and construction projects as a result of vendor or contractor non-performance, technical issues with interconnection and the interconnection utility, required upgrades to interconnection facilities, required curtailments of generation, delays in obtaining interconnection rights, disputes with landowners or other parties, severe weather, increased inflation or interest rates, commodity price trends, issues with results of system studies, supply chain issues, and other causes. In addition, there are risks that actual costs may exceed budget estimates, delays may occur in obtaining permits and materials, suppliers and contractors may not perform as required under their contracts, there may be inadequate availability, productivity or increased cost of qualified craft labour, start-up activities may take longer than planned, curtailment of a facility’s output may be required, the scope, actual or expected returns, and timing of projects may change, and other events beyond the Corporation’s control may occur, in each case that may materially affect the viability, schedule, budget, cost and performance of projects.
The Corporation’s assessment of the viability, revenues and profitability of a renewable facility depends upon estimates regarding the availability, strength and consistency of the applicable resource (such as wind, solar radiance, renewable natural gas or hydrology) and other factors, such as assessments of the facility’s potential impact on wildlife. If weather patterns change, unanticipated or one-off events occur or actual data proves to be materially different than estimates, the generation from the facility and resulting revenues and profitability may differ significantly from expected amounts.
For certain of its development projects, the Corporation relies on financing from third party tax equity investors, the participation of which depends upon qualification of the project for U.S. tax incentives and satisfaction of the investors’ investment criteria. These investors typically provide funding upon commercial operation of the facility. Should certain facilities not meet the conditions required for tax equity funding, expected returns from the facilities may be adversely impacted.
The Corporation’s construction activities relating to its utility and power generation projects utilize a variety of products and materials. The cost to the Corporation of such products and materials may be impacted by a number of factors beyond the Corporation’s control, including their general availability, inflationary and commodity price trends and the impact of tariffs and duties imposed by various governmental authorities. While the Regulated Services Group may be able to recover any such increased costs in future rate cases, there is generally no such recovery mechanism available to the Renewable Energy Group for such costs. The financial condition and results of operations of the Corporation may be impacted as a result.
Energy generated by the Corporation is often sold under PPAs, unit contingent or fixed-shape offtake contracts, or other energy offtake or hedging arrangements (together with PPAs, “Offtake Contracts”). These Offtake Contracts generally contain customary terms including: the amount paid for energy from the project over the term of the agreement (which rate can be materially higher or lower than prevailing market rates) and a requirement for the project to comply with technical standards and to achieve commercial operation within time frames prescribed by the contract. A failure to achieve satisfactory construction progress and/or the occurrence of any permitting or other unanticipated delays at a project could result in a failure to comply with the applicable contract’s requirements within the specified time frames. In addition, once an Offtake Contract is entered into, there is a risk that increases in project costs following the entering into of such Offtake Contract, such as increases in interest rates, inflation, costs of materials, contractor costs and other construction costs, may negatively impact project economics or viability. Further, failure to generate as expected or required under a fixed-shape Offtake Contract may require the Corporation to source that power from a high-priced market. Offtake Contracts may also cause the Corporation to incur basis risk, as energy may be exchanged at a point other than the point at which it is generated, which could result in lower than expected net revenue to the applicable facility. Remedies for failure to comply with material provisions of an Offtake Contracts generally include, among other things, the potential termination of the agreement by the non-defaulting party. Any such termination could have a material adverse effect on the Corporation’s results of operations and financial position.
The Renewable Energy Group depends on certain key customers for a significant portion of its revenues. The loss of any key customer or the failure to secure new Offtake Contracts or renew existing Offtake Contracts could increase market price risk with respect to the sale of generated energy and renewable energy credits.
A substantial portion of the output of the Renewable Energy Group’s power generation facilities is sold under long-term Offtake Contracts, under which a single purchaser is obligated to purchase all of the output of the applicable facility and (in many cases) associated RECs. The termination or expiry of any such Offtake Contract, unless replaced or renewed on equally favourable terms, could adversely affect the Corporation’s results of operations and cash flows and increase the Corporation’s exposure to risks of price fluctuations in the wholesale power market.
Securing new Offtake Contracts is a risk factor in light of the competitive environment in which the Corporation operates. The Corporation expects the Renewable Energy Group to continue to enter into Offtake Contracts for the sale of its power, which Offtake Contracts are mainly obtained through participation in competitive requests for proposals processes. During these processes, the Corporation faces competitors ranging from large utilities to small independent power producers, some of which have significantly greater financial and other resources than the Corporation. There can be no assurance that the Corporation will be selected as power supplier following any particular request for proposals in the future or that existing Offtake Contracts will be renewed or will be renewed on favourable terms and conditions upon the expiry of their respective terms.
Since the transmission and distribution of electricity is highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility-scale quantities of electricity in a given geographic location, including transmission grid operators, state and investor-owned power companies, public utility districts and cooperatives. As a result, there is a concentrated pool of potential buyers for electricity generated by the Renewable Energy Group’s businesses, which may restrict its ability to negotiate favourable terms under new Offtake Contracts and could impact its ability to find new customers for the electricity generated by its generation facilities should this become necessary. In the past few years, there has been increased participation from commercial and industrial businesses. The higher long-term business risk profile of these companies results in increased credit risk. Furthermore, if the financial condition of these utilities and/or power purchasers deteriorates or the renewable portfolio standards programs, climate change programs, carbon-reduction targets or other regulations or policies to which they are currently subject change, demand for electricity produced by the Renewable Energy Group’s business could be negatively impacted.
The Corporation may fail to complete planned acquisitions, which may result in a loss of expected benefits from such acquisitions or may generate significant liabilities, and the pendency of planned acquisitions could adversely affect the business and operations of the Corporation and any acquired entities.
Acquisitions of businesses and technologies are a part of the Corporation’s overall business strategy. Because of the regulated nature of certain of the business sectors in which the Corporation operates, certain acquisitions by the Corporation, including the Kentucky Power Transaction, are subject to various regulatory approvals and, consequently, to the risks that such approvals may not be timely obtained or may impose unfavourable conditions that could impair the ability to complete the acquisition or impose adverse conditions on the Corporation in order to complete the acquisition. To the extent there are intervenors in the regulatory approval process, such intervenors’ filed positions in these dockets (including those dockets associated with the Kentucky Power Transaction) may increase these risks.
The closing of the Kentucky Power Transaction is subject to the normal commercial risks that such acquisition will not close on the terms negotiated or at all. The Kentucky Power Transaction remains subject to closing conditions, including certain regulatory and governmental approvals. The failure to satisfy or waive the conditions may result in the termination of the Kentucky Acquisition Agreement (as defined below). Accordingly, there can be no assurance that the Corporation will complete the Kentucky Power Transaction in the timeframe or on the basis described herein, if at all.
If the Kentucky Power Transaction is not completed, the Corporation could be subject to a number of risks that may adversely affect the Corporation’s business, financial condition, results of operations, reputation and cash flows, including (i) the requirement to pay costs relating to the Kentucky Power Transaction, including costs relating to the financing thereof and obtaining regulatory approval, (ii) the requirement to find effective new uses for the net proceeds of the Corporation’s 2021 Bought Deal Offering and 2022 Subordinated Note Offerings, and (iii) time and resources committed by the Corporation’s management to matters relating to the Kentucky Power Transaction that could otherwise have been devoted to pursuing other beneficial opportunities. In addition, if the Kentucky Acquisition Agreement for the Kentucky Power Transaction is terminated in certain circumstances, the Corporation may be required to pay a termination fee of $65 million. See “Material Contracts”.

In addition, the Corporation may pursue acquisition opportunities through participation in competitive auction processes. During these processes, the Corporation may face competition from other companies with greater purchasing power, capital or other resources or a greater willingness to accept lower returns or risk. The outcomes of such processes are uncertain and the Corporation may fail to win such bids.
Further, the Corporation may enter into acquisition agreements under which the Corporation’s obligations are not contingent upon availability of financing, in which case the Corporation could incur higher than expected financing costs or, if such financing cannot be obtained, significant liability to the seller.
In connection with a pending acquisition, including the Kentucky Power Transaction, certain clients, customers or counterparties of each of the Corporation and any entities to be acquired by the Corporation, including Kentucky Power, may delay or defer decisions, which could negatively impact the revenues, earnings, cash flows and expenses of the Corporation and such acquired entities, regardless of whether the acquisition is completed. Similarly, current and prospective employees of the Corporation and any acquired entities may experience uncertainty about their future roles following an acquisition, which may materially adversely affect the ability of each of the Corporation and such acquired entities to attract, retain and motivate key personnel during the pendency of an acquisition and which may materially adversely divert attention from the daily activities of the Corporation’s and the acquired entities’ existing employees. If key employees depart due to the uncertainty of employment and difficulty of integration or a desire not to remain with the combined company following completion of an acquisition, the Corporation may incur significant costs in identifying, hiring, and retaining replacements for departing employees, which could have a material adverse effect on the Corporation’s business operations and financial results.
The Corporation may fail to realize the intended benefits of completed acquisitions or may incur unexpected costs or liabilities as a result of completed acquisitions.
The Corporation may not effectively integrate the services, technologies, key personnel or businesses of acquired companies or may not obtain anticipated operating benefits or synergies from completed transactions. In addition, the Corporation may incur unexpected costs or liabilities in connection with the closing or integration of any acquisition.
When acquisitions occur, significant demands can be placed on the Corporation’s managerial, operational and financial personnel and systems. No assurance can be given that the Corporation’s systems, procedures and controls will be adequate to support the expansion of the Corporation’s operations resulting from the acquisition. The success of an acquisition may depend on retention of the workforce or key employees of the acquired business. The Corporation may not be successful in retaining such workforce or key employees or in retaining them at anticipated costs.
Further the Corporation may, following a transaction closing, rely on certain transition services to be provided by the seller, which may not be adequate for the Corporation to maintain the current operations of the acquired entities and facilitate the efficient and effective transition of business operations, nor can there be any assurance that the transition process will be completed during the term of the transition services agreement. If the transition process is not completed successfully, the operations and financial performance of the acquired entity may be negatively affected, which could adversely affect the business, results of operations and financial condition of the Corporation.
Business combinations such as the Kentucky Power Transaction involve risks that could materially and adversely affect the Corporation’s business plan, including the failure to realize the results that the Corporation expects. There can be no assurance that the Corporation will be successful in increasing the historical returns earned by either Kentucky Power or Kentucky TransCo, that the load declines experienced by Kentucky Power over recent years will not continue to be a prevailing trend, or that the Corporation will be able to fully realize some or all of the expected benefits of the Kentucky Power Transaction or succeed in implementing its strategic objectives relating to the acquired entities, including the transfer of operational control of the Mitchell Plant from Kentucky Power to the Wheeling Power Company and the transition of Kentucky Power’s generating mix to greener sources (i.e. “greening the fleet” initiatives). The ability to realize these anticipated benefits and implement these strategic objectives will depend in part on successfully retaining staff, hiring additional staff to replace certain of the Sellers’ centralized operations, obtaining favourable regulatory outcomes, realizing growth opportunities, no unanticipated economic changes in the areas where the acquired entities operate, and potential synergies through the coordination of activities and operations with the Corporation’s existing business. There is a risk that some or all of the expected benefits and strategic objectives will fail to materialize, or may not occur within the time periods anticipated by the Corporation. A failure to realize the anticipated benefits of or implement strategic objectives relating to the Kentucky Power Transaction on an efficient and effective basis could have a material adverse effect on the Corporation’s financial condition, results of operations, reputation and cash flows.
Kentucky Power and Kentucky TransCo may be a party to agreements that contain change of control and/or termination for convenience provisions which may be triggered following completion of the Kentucky Power Transaction. The operation of these change of control or termination provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Kentucky Power Transaction or adversely affect the acquired entities’ results of operations and financial condition. Unless these change of control provisions are waived, or the termination provisions are not exercised, by the other party, the operation of any of these provisions could adversely affect the results of operations and financial condition of the Corporation and the acquired entities.
In addition, the Corporation may be subject to unexpected liabilities, including in respect of the Kentucky Power Transaction, despite any due diligence investigation of an acquired business or any contractual remedies the Corporation may have against the seller. Detailed information regarding an acquired business is generally available only from the seller, and contractual remedies are typically subject to negotiated limitations. Further, though the Corporation negotiates covenants regarding the operation of a target prior to closing, the Corporation will not control the target entity until completion of the transaction, and as a result the business and results of operations may be adversely affected by events that are outside of the Corporation’s control during the intervening period. In addition, in cases in which the target company is publicly traded and its shares are widely held, the Corporation is likely not to have recourse following the completion of the acquisition for misrepresentations made to the Corporation in connection with the acquisition.
With respect to the Kentucky Power Transaction, while the Corporation has accounted for unexpected liabilities or liabilities that it was unable to quantify for the purposes of making its decision to enter into the Kentucky Acquisition Agreement, there can be no assurance that any such liability will not exceed the Corporation’s estimates. In connection with the Kentucky Power Transaction, the Corporation has obtained a representation and warranty insurance policy, with coverage up to $255 million, subject to an initial retention of $21 million. Nevertheless, this insurance policy is subject to certain exclusions and limitations and there may be circumstances for which the insurer attempts to limit such coverage or refuses to indemnify the Corporation or where the coverage provided under the insurance policy may otherwise be insufficient or inapplicable.
The Corporation’s investment in Atlantica is subject to risks, including that the market price of Atlantica’s securities could decline or Atlantica may make decisions with which the Corporation does not agree or take risks or otherwise act in a manner that does not serve the Corporation’s interests.
The Corporation owns an equity interest in Atlantica of approximately 44%. This investment is subject to a risk that Atlantica may make business, financial or management decisions with which the Corporation does not agree, or that Atlantica’s other stockholders or management of Atlantica may take risks or otherwise act in a manner that does not serve the Corporation’s interests. If any of the foregoing were to occur, the value of the Corporation’s investment could decrease and the Corporation’s financial condition, results of operations and cash flows could be adversely affected.
Dividends declared and paid by Atlantica are made at the discretion of Atlantica’s board of directors. The Corporation does not control the board of directors of Atlantica. Therefore, there can be no assurance that dividends will continue to be paid on Atlantica’s ordinary shares, will continue to be paid at the same rate as they are currently being paid or will be paid at any specified target rate.
Demand in the capital markets for Atlantica’s ordinary shares can vary over time for numerous reasons outside of the Corporation’s control, including performance of the Atlantica business and changes in the prospects of Atlantica. Consequently, it may be difficult for the Corporation to dispose of all or any of its interest in Atlantica at favourable times or prices, or at all.
The Corporation’s investment in Atlantica and its international acquisition, development, construction and operating activities, including through the Liberty JV, expose the Corporation to certain risks that are particular to certain international markets.
Atlantica owns, manages and acquires renewable energy, conventional power, electric transmission lines and water assets in certain jurisdictions where the Corporation may not operate. The Corporation, through its investment in Atlantica, is indirectly exposed to certain risks that are particular to the markets in which it operates, including, but not limited to, risks related to: conditions in the global economy; changes to national and international laws, political, social and macroeconomic risks relating to the jurisdictions in which Atlantica operates, including in emerging markets, which could be subject to economic, social and political uncertainties; anti-bribery and anti-corruption laws and substantial penalties and reputational damage from any non-compliance therewith; significant currency exchange rate fluctuations; Atlantica’s ability to identify and/or consummate future acquisitions on favourable terms or at all; Atlantica’s inability to replace, on similar or commercially favourable terms, expiring or terminated offtake agreements; termination or revocation of Atlantica’s concession agreements or Offtake Contracts; and various other factors. These risks could affect the profitability and growth of Atlantica’s business, and ultimately the profitability of the Corporation’s anticipated investment therein.
The Corporation’s international acquisition, development, construction and operating activities, including through the Liberty JV, expose the Corporation to similar risks and could likewise affect the profitability, financial condition and growth of the Corporation.
Increased external stakeholder activism could have an adverse effect on the Corporation’s business, operations or financial condition.
External stakeholders, including shareholders, are increasingly challenging companies in the areas of climate change, sustainability, diversity, utility return on equity (in the case of investor-owned utilities) and executive compensation. In addition, public opposition to larger infrastructure projects and renewable energy projects in certain areas is common, which may impact the Corporation’s capital programs, development activities and operations. The social acceptance by external stakeholders, including, in some cases, First Nations and other indigenous peoples, local communities, landowners and other interest groups, may be critical to the Corporation’s ability to find and develop new sites suitable for viable renewable energy projects. Failure to obtain proper social acceptance for a project may prevent the development and construction of a project and lead to the loss of all investments made in the development and the write-off of such prospective project. Failure to effectively respond to public opposition may adversely affect the Corporation’s capital expenditure programs, and, therefore, future organic growth, which could adversely affect its results of operations, financial condition and cash flows.

The Corporation may not have sole control over the projects or facilities that it invests in with its partners or over the revenues and certain decisions associated with those projects or facilities, which may limit the Corporation’s flexibility and financial returns with respect to these projects.
The Corporation has, and may in the future continue to have, an equity interest of 50% or less in certain projects and facilities, including those owned by the Liberty JV. As a result, the Corporation will not control such projects and facilities and its interest may be subject to the decision-making of third parties, and the Corporation may be reliant on a third party’s personnel, good faith, contractual compliance, expertise, historical performance, technical resources and information systems, proprietary information and judgment in providing the services. This may limit the Corporation’s flexibility and financial returns with respect to these projects and facilities, and create a risk that the Corporation’s joint venture partner may:
•have economic or business interests or goals that are inconsistent with the Corporation’s economic or business interests or goals;
•take actions contrary to the Corporation’s policies or objectives with respect to the Corporation’s investments;
•contravene applicable anti-bribery laws that carry substantial penalties for non-compliance and could cause reputational damage and a material adverse effect on the business, financial position and results of operations of the joint venture and the Corporation;
•have to give its consent with respect to certain major decisions, including among others, decisions relating to funding and transactions with affiliates;
•become bankrupt, limiting its ability to meet calls for capital contributions and potentially making it more difficult to refinance or sell projects;
•become engaged in a dispute with the Corporation that might affect the Corporation’s ability to develop a project; or
•have competing interests in the Corporation’s markets that could create conflict of interest issues; or
•have different accounting policies than the Corporation.
The Liberty JV (through Liberty Global Energy Solutions B.V.) is a party to a secured credit facility in the amount of $306.5 million (the “Liberty JV Secured Credit Facility”) and holds a preference share ownership interest in AY Holdings. The Liberty JV Secured Credit Facility is collateralized through a pledge of Atlantica ordinary shares held by AY Holdings. A collateral shortfall would occur if the net obligation (as defined in the credit agreement) would equal or exceed 50% of the market value of such Atlantica shares. In the event of a collateral shortfall, the Liberty JV is required to prepay a portion of the loan or post additional collateral in cash to reduce the net obligation to 40% of the total collateral provided (the “Collateral Reset Level”). If the Liberty JV were unable to fund the collateral shortfall, or certain other events of default occur, the Liberty JV Secured Credit Facility lenders hold the right to sell Atlantica shares to pay amounts outstanding under the facility, including reducing the facility to the Collateral Reset Level. The Liberty JV Secured Credit Facility is repayable on demand if Atlantica ceases to be a public company. If the Liberty JV were unable to repay the amounts owed, the lenders would have the right realize on their collateral.
The Corporation may desire to sell businesses or assets, which may have an adverse effect on the Corporation’s business, operations or financial condition.
For financial, strategic and other reasons, the Corporation may from time to time dispose of, or desire to dispose of, businesses or assets (in whole or in part) that it owns. Such disposals may result in recognition of a loss upon such a sale. In addition, as a result of divestitures, the Corporation’s revenues, cash flows and net income may decrease, and its business mix may change. Further, the Corporation may not be able to dispose of businesses or assets that the Corporation desires to sell for financial, strategic and other business reasons at all or at a price acceptable to the Corporation, which may have an adverse effect on the Corporation’s business, operations or financial condition.
The price of the Common Shares or the Corporation’s other securities may be volatile and the value of shareholders’ investments could decline.
The trading price and value of, and demand for, the Common Shares or the Corporation’s other securities may fluctuate and depend on a number of factors, including:
•the risk factors described in this AIF;
•general economic conditions internationally and within Canada and the United States, including changes in interest rates;
•changes in electricity and natural gas prices;
•weather and seasonal fluctuation in renewable energy resources and in demand for electricity, natural gas and water;
•actual or anticipated fluctuations in the Corporation’s quarterly and annual results and those of the Corporation’s competitors, including failure by the Corporation to achieve any earnings, dividend, capital expenditure or other financial guidance or outlook disclosed by the Corporation;

•the Corporation’s reputation, businesses, operations, results and prospects;
•the timing and amount of dividends, if any, declared on the Common Shares or the Corporation’s other securities;
•future issuances of Common Shares or other securities by the Corporation;
•future mergers and strategic alliances;
•market conditions in the energy industry;
•changes in government regulation, taxes, legal proceedings or other developments, including adverse or unexpected decisions by regulatory authorities;
•changes in the credit ratings of the Corporation or any of its subsidiaries;
•sales of Common Shares or other securities of the Corporation by insiders;
•shortfalls in the Corporation’s operating results from levels forecasted by securities analysts;
•investor sentiment toward the stock of utility or renewable energy companies in general;
•announcements concerning the Corporation or its competitors;
•maintenance of acceptable credit ratings or credit quality; and
•the general state of the securities markets.
These and other factors may impair the development or sustainability of a liquid market for the Common Shares or the Corporation’s other securities and the ability of investors to sell Common Shares or the Corporation’s other securities at an attractive price. These factors also could cause the market price and demand for the Common Shares or the Corporation’s other securities to fluctuate substantially, which may adversely affect the price and liquidity of the Common Shares or the Corporation’s other securities. These fluctuations could cause shareholders to lose all or part of their investment in Common Shares or the Corporation’s other securities. Many of these factors and conditions are beyond the Corporation’s control and may not be related to its operating performance.
If securities or industry analysts do not publish research or publish inaccurate or unfavourable research about the Corporation or its businesses, the price and trading volume of the Common Shares or the Corporation’s other securities could decline.
The trading market for the Common Shares and the Corporation’s other securities will, to some extent, be impacted by the research and reports that securities or industry analysts publish about the Corporation or its business. The Corporation does not have any control over these publications. If one or more of the analysts who cover the Corporation should downgrade the Common Shares or the Corporation’s other securities or change their opinion of the Corporation’s business prospects or report inaccurate information, the Common Share price or the price of the Corporation’s other securities may decline. If one or more of these analysts cease coverage of the Corporation or fail to publish reports on the Corporation regularly, demand for the Common Shares or the Corporation’s other securities could decrease, which may cause the price and trading volume of the Common Shares or the Corporation’s other securities to decline.
4.5Risks Related to COVID-19
The COVID-19 situation remains fluid and its full impact on the Corporation’s business, financial condition, cash flows and results of operations is not fully known at this time. In addition to the risks and impacts described elsewhere in this AIF, the COVID-19 pandemic and efforts to contain the virus could result in:
•operating, supply chain and project development and construction delays, disruptions and cost overruns;
•delayed collection of accounts receivable and increased levels of bad debt expense;
•delayed placed-in-service dates for the Corporation’s renewable energy projects, which may give rise to, among other things, lower than anticipated revenue, delay-related liabilities to contractual counterparties and increased amounts of interest payable to construction lenders;
•reduced availability of funding under construction loans and tax equity financing, which may require the Corporation to initially increase its funding and, if possible, directly realize the tax benefits;
•lower revenue from the Corporation’s utility operations, including as a result of decreased consumption by customers not covered by rate decoupling;
•negative impacts to the Corporation’s existing and planned rate reviews, including non-recovery of certain costs incurred directly or indirectly as a result of the COVID-19 pandemic and delays in filing, processing and settlement of the reviews;
•introduction of new legislation, policies, rules or regulations that adversely impact the Corporation;
•labour shortages and shutdowns (including as a result of government regulation and prevention measures), reduced employee and/or contractor productivity, and loss of key personnel;
•inability to implement the Corporation’s growth strategy, including sourcing new acquisitions and completing previously-announced acquisitions;
•inability to carry out the Corporation’s capital expenditure plans on previously anticipated timelines;

•lower earnings from unhedged power generation as a result of lower wholesale commodity prices in energy markets;
•losses or liabilities resulting from default, delays or non-performance by either the Corporation or its counterparties under the Corporation’s contracts, including joint venture agreements, supply agreements, construction agreements, services agreements and power purchase and other offtake agreements;
•lower revenue from the Corporation’s power generation facilities as a result of system load reduction and related system directed curtailments;
•delay in the permitting process of certain development projects, affecting the timing of final investment decisions and start of construction dates;
•reduced ability of the Corporation and its employees to effectively respond to, or mitigate the effects of, another force majeure or other significant event;
•increased operating costs for emergency supplies, personal protective equipment, cleaning services, enabling technology and other specific needs in response to COVID-19, some of which may not be recovered through future rates;
•increased market volatility and lower pension plan returns which could adversely impact the valuation of the plan assets and future funding requirements for the Corporation’s pension plans;
•deterioration in financial metrics and other factors that impact the Corporation’s credit ratings;
•inability to meet the requirements of the covenants in existing credit facilities;
•inability to access credit and capital markets on acceptable terms or at all, including to refinance maturing indebtedness;
•IT and operational technology system interruptions, loss of critical data and increased cybersecurity and privacy breaches due to “work from home” arrangements implemented by the Corporation;
•business disruptions and costs when "work from home" arrangements are reduced and a greater number of employees return to the office;
•losses to the Corporation caused by fluctuations and volatility in the trading price of Atlantica’s ordinary shares or reduction of the dividend paid to holders of Atlantica’s ordinary shares; and
•fluctuations and volatility in the trading price of the Corporation’s Common Shares and other securities, which could result in losses for the Corporation’s security holders.
The COVID-19 pandemic may also have the effect of heightening the other risks described in this AIF, and under the heading “Enterprise Risk Management” in the MD&A for the year ended December 31, 2021. The adverse impacts of COVID-19 on the Corporation can be expected to increase the longer the pandemic and the related response measures persist.
5.DIVIDENDS
5.1Common Shares
The aggregate annual amount of dividends declared for each Common Share for fiscal 2019, 2020 and 2021 was $0.55, $0.61 and $0.67, respectively.
AQN follows a quarterly dividend schedule, subject to subsequent Board declarations each quarter. AQN’s current quarterly dividend to shareholders is $0.1706 per Common Share or $0.6824 per Common Share per annum (based on the current quarterly dividend).
There are no restrictions on the dividend policy of AQN. The amount of dividends declared and paid is ultimately determined by the Board and is dependent on a number of factors, including the risk factors previously noted. There can be no assurance as to the amount or timing of such dividends in the future. See “Enterprise Risk Factors”.
5.2Preferred Shares
On November 9, 2012, AQN issued 4,800,000 cumulative rate reset Series A preferred shares (the “Series A Shares”). Holders of Series A Shares are entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board, payable quarterly on the last business day of March, June, September and December in each year. In each of 2019, 2020 and 2021, dividends were paid at an annual rate equal to C$1.2905 per Series A Share. For the current five-year period from December 31, 2018 to December 31, 2023, the annual rate of the dividends is equal to C$1.2905 per Series A Share.

On January 1, 2013, the Corporation issued 100 Series C preferred shares (the “Series C Shares”) and exchanged such shares for the 100 Class B units of St. Leon LP. The Series C Shares provide dividends essentially identical to those expected from the Class B units. In 2019, 2020, and 2021, dividends paid to holders of Series C Shares were C$12,361, C$ 13,126.52 and C$13,224.36, respectively, per Series C Share.
On March 5, 2014, AQN issued 4,000,000 cumulative rate reset Series D preferred shares (the “Series D Shares”). Holders of Series D Shares are entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board, payable quarterly on the last business day of March, June, September and December in each year. In 2019, 2020 and 2021 dividends were paid at an annual rate of C$1.2671, C$1.2728 and C$1.2728, respectively, per Series D Share. For the current five-year period from March 31, 2019 to March 31, 2024, the annual rate of the dividends is equal to C$1.2728 per Series D Share.
5.3Dividend Reinvestment Plan
Under AQN’s shareholder dividend reinvestment plan (the “Reinvestment Plan”), holders of Common Shares who reside in Canada or the United States may opt to reinvest the cash dividends paid on their Common Shares in additional Common Shares which, at AQN’s election, will either be purchased on the open market or newly issued from treasury. Effective March 3, 2022, Common Shares purchased under the Reinvestment Plan will be issued at a 3% discount to the prevailing market price (as determined in accordance with the terms of the Reinvestment Plan). The 3% discount will, until otherwise announced, remain in effect for all cash dividends that may be declared, if any, by the Board at its discretion.
6.DESCRIPTION OF CAPITAL STRUCTURE
6.1Common Shares
The Common Shares are publicly traded on the TSX and the NYSE under the ticker symbol “AQN”. As at December 31, 2021, AQN had 671,960,276 issued and outstanding Common Shares.
AQN may issue an unlimited number of Common Shares.  The holders of Common Shares are entitled to dividends, if and when declared; to one vote for each Common Share at meetings of the holders of Common Shares; and to receive a pro rata share of any remaining property and assets of AQN upon liquidation, dissolution or winding up of AQN.  All Common Shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.
6.2Preferred Shares
AQN is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board.  As at December 31, 2021, AQN had outstanding:
•4,800,000 Series A Shares, yielding 5.162% annually for the five-year period ending on December 31, 2023;
•100 Series C Shares; and
•4,000,000 Series D Shares, yielding 5.091% annually for the five-year period ending on March 31, 2024.
As at December 31, 2021, no Series B Shares, Series E Shares, Series F Shares, Series G Shares, Series H Shares, or Series I Shares were outstanding.
Series A Shares
The Series A Shares rank senior to the Common Shares and rank on parity with every other series of preferred shares as to dividends, may be redeemed by AQN on December 31, 2023 and every five years thereafter and are convertible upon the occurrence of certain events into cumulative floating rate preferred shares, Series B (the “Series B Shares”). The Series A Shares were redeemable by AQN on December 31, 2018 (the “Series A Shares Redemption Right”), but AQN elected not to exercise its redemption right. The Series A Shares rank on parity with the preferred shares of every other series and senior to the Common Shares upon liquidation, dissolution or winding up of AQN. The Series A Shares are entitled to receive C$25.00 per Series A Share plus all accrued and unpaid dividends thereon, but are not entitled to share in any further distribution of the assets of AQN.
Series B Shares
AQN is authorized to issue up to 4,800,000 Series B Shares upon the conversion of Series A Shares upon the occurrence of certain events. The Series B Shares rank senior to the Common Shares and rank on parity with every other series of preferred shares as to dividends, may be redeemed by AQN on any Series B Conversion Date (as defined in the articles of AQN), and are convertible into Series A Shares upon the occurrence of certain events. The Series B Shares rank on parity with the preferred shares of every other series and senior to the Common Shares upon liquidation, dissolution or winding up of AQN. The Series B Shares are entitled to receive C$25.00 per Series B Share plus all accrued and unpaid dividends thereon, but are not entitled to share in any further distribution of the assets of AQN. Upon AQN’s election not to exercise the Series A Shares Redemption Right, the holders of the Series A Shares had the right to convert all or part of their Series A Shares into Series B Shares on December 31, 2018. However, since less than the required minimum of 1,000,000 Series A Shares were tendered for conversion, none of the Class A Shares were converted into Class B Shares and no Class B Shares have been issued by AQN.
Series C Shares
The Series C Shares rank senior to the Common Shares and rank on parity with every other series of preferred shares as to dividends and are entitled to cumulative dividends in accordance with the formula set forth in the articles of AQN. The Series C Shares rank on parity with the preferred shares of every other series and senior to the Common Shares upon liquidation, dissolution or winding up of AQN. The Series C Shares are entitled to receive the redemption price calculated in accordance with the share terms plus all accrued and unpaid dividends thereon, but are not entitled to share in any further distribution of the assets of AQN. The Series C Shares are redeemable upon the occurrence of certain events. During the period between May 20, 2031 and June 19, 2031, the Series C Shares are convertible into Common Shares and, if not so converted, will be automatically redeemed on June 19, 2031.
Series D Shares
The Series D Shares rank senior to the Common Shares and rank on parity with every other series of preferred shares as to dividends, may be redeemed by AQN on March 31, 2024 and every five years thereafter, and are convertible upon the occurrence of certain events into cumulative floating rate preferred shares, Series E (the “Series E Shares”). The Series D Shares were redeemable by AQN on April 1, 2019 (the “Series D Shares Redemption Right”), but AQN elected not to exercise its redemption right. The Series D Shares rank on parity with the preferred shares of every other series and senior to the Common Shares upon liquidation, dissolution or winding up of AQN. The Series D Shares are entitled to receive C$25.00 per Series D Share plus all accrued and unpaid dividends thereon, but are not entitled to share in any further distribution of the assets of AQN.
Series E Shares
AQN is authorized to issue up to 4,000,000 Series E Shares upon the conversion of Series D Shares upon the occurrence of certain events. The Series E Shares rank senior to the Common Shares and rank on parity with every other series of preferred shares as to dividends, may be redeemed by AQN on any Series E Conversion Date (as defined in the articles of AQN), and are convertible into Series D Shares upon the occurrence of certain events. The Series E Shares rank on parity with the preferred shares of every other series and senior to the Common Shares upon liquidation, dissolution or winding up of AQN. The Series E Shares are entitled to receive C$25.00 per Series E Share plus all accrued and unpaid dividends thereon, but are not entitled to share in any further distribution of the assets of AQN. Upon AQN’s election not to exercise the Series D Shares Redemption Right, the holders of the Series D Shares had the right to convert all or part of their Series D Shares into Series E Shares on April 1, 2019. However, since less than the required minimum of 1,000,000 Series D Shares were tendered for conversion, none of the Class D Shares were converted into Class E Shares and no Class E Shares have been issued by AQN.
Series F Shares
AQN is authorized to issue an unlimited number of preferred shares, Series F of AQN (the “Series F Shares”) following the conversion of the Corporation’s 6.875% fixed-to-floating subordinated notes – Series 2018-A (the “2018 Subordinated Notes”) upon the occurrence of certain bankruptcy-related events. The Series F Shares rank senior to the Common Shares and rank on parity with every other series of preferred shares as to dividends and may be redeemed by AQN, subject to certain restrictions, at any time after October 17, 2023. The Series F Shares rank on parity with the preferred shares of every other series and senior to the Common Shares upon liquidation, dissolution or winding up of AQN. The Series F Shares are entitled to receive $25.00 per Series F Share plus all accrued and unpaid dividends thereon, but are not entitled to share in any further distribution of the assets of AQN.
Series G Shares
AQN is authorized to issue an unlimited number of Series G Shares following the conversion of the 2019 Subordinated Notes upon the occurrence of certain bankruptcy-related events. The Series G Shares rank senior to the Common Shares and rank on parity with every other series of preferred shares as to dividends and may be redeemed by AQN, subject to certain restrictions, at any time after July 1, 2024. The Series G Shares rank on parity with the preferred shares of every other series and senior to the Common Shares upon liquidation, dissolution or winding up of AQN. The Series G Shares are entitled to receive $25.00 per Series G Share plus all accrued and unpaid dividends thereon, but are not entitled to share in any further distribution of the assets of AQN.
Series H Shares
AQN is authorized to issue an unlimited number of Series H Shares following the conversion of the 2022-A Subordinated Notes upon the occurrence of certain bankruptcy-related events. The Series H Shares rank senior to the Common Shares and rank on parity with every other series of preferred shares as to dividends and may be redeemed by AQN, subject to certain restrictions, at any time after October 18, 2031. The Series H Shares rank on parity with the preferred shares of every other series and senior to the Common Shares upon liquidation, dissolution or winding up of AQN. The Series H Shares are entitled to receive C$1,000 per share (less any amount that may have been returned to holders as a return of capital), together with all accrued and unpaid dividends, but are not entitled to share in any further distribution of the assets of AQN.

Series I Shares
AQN is authorized to issue an unlimited number of Series I Shares following the conversion of the 2022-B Subordinated Notes upon the occurrence of certain bankruptcy-related events. The Series I Shares rank senior to the Common Shares and rank on parity with every other series of preferred shares as to dividends and may be redeemed by AQN, subject to certain restrictions, at any time after January 18, 2027. The Series I Shares rank on parity with the preferred shares of every other series and senior to the Common Shares upon liquidation, dissolution or winding up of AQN. The Series I Shares are entitled to receive $1,000 per share (less any amount that may have been returned to holders as a return of capital), together with all accrued and unpaid dividends, but are not entitled to share in any further distribution of the assets of AQN.
Subject to applicable corporate law, the outstanding preferred shares are non-voting and not entitled to receive notice of any meeting of shareholders, except that the Series A Shares (and the Series B Shares into which they are convertible) and Series D Shares (and Series E Shares into which they are convertible), the Series F Shares and the Series G Shares will be entitled to one vote per share if AQN shall have failed to pay eight quarterly dividends on such shares, and the Series H Shares and the Series I Shares will be entitled to four one-hundredths of a vote in respect of each $1.00 of the issue price of each such share if AQN shall have failed to pay four semi-annual dividends on such shares.
6.3Subordinated Notes
2018 Subordinated Notes
On October 17, 2018, AQN completed the sale of $287.5 million aggregate principal amount of 2018 Subordinated Notes. The 2018 Subordinated Notes are publicly traded on the NYSE under the ticker symbol “AQNA”.
The Corporation will pay interest on the 2018 Subordinated Notes at a fixed rate of 6.875% per year in equal quarterly installments until October 17, 2023. Starting on October 17, 2023, and quarterly on every January 17, April 17, July 17 and October 17 of each year during which the 2018 Subordinated Notes are outstanding thereafter until October 17, 2078 (each such date, a “2018 Notes Interest Reset Date”), the interest rate on the 2018 Subordinated Notes will be reset to an interest rate per annum equal to (i) starting on October 17, 2023, on every 2018 Notes Interest Reset Date until October 17, 2028, the three month LIBOR plus 3.677%, payable in arrears, (ii) starting on October 17, 2028, on every 2018 Notes Interest Reset Date until October 17, 2043, the three month LIBOR plus 3.927%, payable in arrears, and (iii) starting on October 17, 2043, on every 2018 Notes Interest Reset Date until October 17, 2078, the three month LIBOR plus 4.677%, payable in arrears. So long as no event of default has occurred and is continuing, AQN may elect to defer the interest payable on the 2018 Subordinated Notes on one or more occasions for up to five consecutive years.
The 2018 Subordinated Notes have a maturity date of October 17, 2078. On or after October 17, 2023, AQN may, at its option, redeem the 2018 Subordinated Notes at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest.
Upon the occurrence of certain bankruptcy-related events in respect of AQN, the 2018 Subordinated Notes automatically convert into Series F Shares.
2019 Subordinated Notes
On May 23, 2019, AQN completed the sale of $350 million aggregate principal amount of 2019 Subordinated Notes. The 2019 Subordinated Notes are publicly traded on the NYSE under the ticker symbol “AQNB”.
The Corporation will pay interest on the 2019 Subordinated Notes at a fixed rate of 6.2% per year in equal quarterly installments until July 1, 2024. Starting on July 1, 2024, and quarterly on every January 1, April 1, July 1 and October 1 of each year during which the 2019 Subordinated Notes are outstanding thereafter until July 1, 2079 (each such date, a “2019 Notes Interest Reset Date”), the interest rate on the 2019 Subordinated Notes will be reset to an interest rate per annum equal to (i) starting on July 1, 2024, on every 2019 Notes Interest Reset Date until July 1, 2029, the three month LIBOR plus 4.01%, payable in arrears, (ii) starting on July 1, 2029, on every 2019 Notes Interest Reset Date until July 1, 2049, the three month LIBOR plus 4.26%, payable in arrears, and (iii) starting on July 1, 2049, on every 2019 Notes Interest Reset Date until July 1, 2079, the three month LIBOR plus 5.01%, payable in arrears. So long as no event of default has occurred and is continuing, AQN may elect to defer the interest payable on the 2019 Subordinated Notes on one or more occasions for up to five consecutive years.
The 2019 Subordinated Notes have a maturity date of July 1, 2079. On or after July 1, 2024, AQN may, at its option, redeem the 2019 Subordinated Notes at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest.
Upon the occurrence of certain bankruptcy-related events in respect of AQN, the 2019 Subordinated Notes automatically convert into Series G Shares.
2022-A Subordinated Notes
On January 18, 2022, AQN completed the sale of C$400 million aggregate principal amount of 2022-A Subordinated Notes. The Corporation will pay interest on the 2022-A Subordinated Notes semi-annually in arrears on January 18 and July 18 of each year during which the 2022-A Subordinated Notes are outstanding until January 18, 2082 (each such semi-annual date, a “2022-A Interest Payment Date”).

The 2022-A Subordinated Notes will bear interest, from, and including, January 18, 2022 to, but excluding, January 18, 2032, at a fixed rate of 5.25% per year. Starting on January 18, 2032, and on every fifth anniversary of such date thereafter (each such date, a “2022-A Notes Interest Reset Date”), the interest rate on the 2022-A Subordinated Notes will be reset to an interest rate per annum equal to the 5-Year Government of Canada Yield on the business day immediately preceding such 2022-A Notes Interest Reset Date plus, (i) for the period from, and including, January 18, 2032 to, but excluding, January 18, 2052, 3.717%, and (ii) for the period from, and including, January 18, 2052 to, but excluding, January 18, 2082, 4.467%, in each case, to be reset on each 2022-A Notes Interest Reset Date. So long as no event of default has occurred and is continuing, AQN may elect to defer the interest payable on the 2022-A Subordinated Notes on one or more occasions for up to five consecutive years.
The 2022-A Subordinated Notes have a maturity date of January 18, 2082. From October 18, 2031 to January 18, 2032, and thereafter, on any 2022-A Interest Payment Date, AQN may, at its option, redeem the 2022-A Subordinated Notes at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest. Prior to October 18, 2031, the Corporation may, at its option, redeem the 2022-A Subordinated Notes at a redemption price equal to 100% of the principal amount of the 2022-A Subordinated Notes to be redeemed, plus a “make-whole” premium and accrued and unpaid interest, if any.
Upon the occurrence of certain bankruptcy-related events in respect of AQN, the 2022-A Subordinated Notes automatically convert into Series H Shares.
2022-B Subordinated Notes
On January 18, 2022, AQN completed the sale of $750 million aggregate principal amount of 2022-B Subordinated Notes. The Corporation will pay interest on the 2022-B Subordinated Notes semi-annually in arrears on January 18 and July 18 of each year during which the 2022-B Subordinated Notes are outstanding until January 18, 2082.
The 2022-B Subordinated Notes will bear interest, from, and including, January 18, 2022 to, but excluding, April 18, 2027, at a fixed rate of 4.75% per year. Starting on April 18, 2027, and on every fifth anniversary of such date thereafter (each such date, a “2022-B Notes Interest Reset Date”), the interest rate on the 2022-B Subordinated Notes will be reset to an interest rate per annum equal to the Five-Year U.S. Treasury Rate on the business day immediately preceding such 2022-B Notes Interest Reset Date plus, (i) for the period from, and including, April 18, 2027 to, but excluding, April 18, 2032, 3.249%, (ii) for the period from, and including, April 18, 2032 to, but excluding, April 18, 2052, 3.499%, and (iii) for the period from, and including, April 18, 2052 to, but excluding, January 18, 2082, 4.249%, in each case, to be reset on each 2022-B Notes Interest Reset Date. So long as no event of default has occurred and is continuing, AQN may elect to defer the interest payable on the 2022-B Subordinated Notes on one or more occasions for up to five consecutive years.
The 2022-B Subordinated Notes have a maturity date of January 18, 2082. From, and including, the January 18 immediately preceding a 2022-B Notes Interest Reset Date to, and including, that particular 2022-B Notes Interest Reset Date (each such period, a “Par Call Period”), AQN may, at its option, redeem the 2022-B Subordinated Notes at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest. At any time not during a Par Call Period, the Corporation may, at its option, redeem the 2022-B Subordinated Notes at a redemption price equal to 100% of the principal amount of the 2022-B Subordinated Notes to be redeemed, plus a “make-whole” premium and accrued and unpaid interest, if any.
Upon the occurrence of certain bankruptcy-related events in respect of AQN, the 2022-B Subordinated Notes automatically convert into Series I Shares.
6.4Equity Units
As at December 31, 2021, AQN had 23,000,000 Equity Units outstanding. The Equity Units (that are in the form of “corporate units”) are publicly traded on the NYSE under the ticker symbol “AQNU”.
Each Equity Unit was issued in a stated amount of $50 and, at issuance, consisted of a 1/20 or 5% undivided beneficial interest in a $1,000 principal amount 1.18% remarketable senior note of the Corporation due June 15, 2026, and a contract to purchase Common Shares on June 15, 2024 based on a reference price determined by the volume-weighted average Common Share price over the preceding 20 day trading period. Total annual distributions on the Equity Units are at the rate of 7.75%, consisting of quarterly interest payments on the remarketable senior notes at a rate of 1.18% per year and, subject to any permitted deferral, quarterly contract adjustment payments on the purchase contracts at a rate of 6.57% per year. The reference price for the Equity Units is $15.00 per Common Share. The minimum settlement rate under each purchase contract is 2.7778 Common Shares and the maximum settlement rate is 3.3333 Common Shares, resulting in a minimum of 63,889,400 Common Shares and a maximum of 76,665,900 Common Shares issuable on settlement of the purchase contracts. These settlement rates are subject to adjustment in certain circumstances.
6.5Shareholders’ Rights Plan
The shareholders’ rights plan, as amended and restated in 2019 (the “Amended and Restated Rights Plan”) is designed to ensure the fair treatment of shareholders in any transaction involving a potential change of control of AQN and will provide the Board and shareholders with adequate time to evaluate any unsolicited take-over bid and, if appropriate, to seek out alternatives to maximize shareholder value.

Until the occurrence of certain specific events, the rights will trade with the Common Shares and be represented by certificates representing the Common Shares. The rights become exercisable only when a person, including any party related to it or acting jointly with it (subject to certain exceptions), acquires or announces its intention to acquire 20% or more of the outstanding Common Shares without complying with the permitted bid provisions of the Amended and Restated Rights Plan. Should a non-permitted bid be launched, each right would entitle each holder of shares (other than the acquiring person and persons related to it or acting jointly with it) to purchase additional Common Shares at a 50% discount to the market price at the time.
It is not the intention of the Amended and Restated Rights Plan to prevent take-over bids but to ensure their proper evaluation by the market. Under the Amended and Restated Rights Plan, a permitted bid is a bid made to all shareholders for all of their Common Shares on identical terms and conditions that is open for no less than 105 days. If at the end of 105 days at least 50% of the outstanding Common Shares, other than those owned by the offeror and certain related parties, have been tendered and not withdrawn, the offeror may take up and pay for the Common Shares but must extend the bid for a further 10 days to allow all other shareholders to tender.
The Amended and Restated Rights Plan will remain in effect until the termination of the annual meeting of the shareholders of AQN in 2022 (unless extended by approval of the shareholders at such meeting) or its termination under the terms of the Amended and Restated Rights Plan.
7.MARKET FOR SECURITIES
7.1Trading Price and Volume
7.1.1Common Shares
The Common Shares are listed and posted for trading on the TSX and NYSE under the symbol “AQN”. The following table sets forth the high and low trading prices and the aggregate volumes of trading of the Common Shares for the periods indicated (as quoted by the TSX and NYSE).

	TSX			NYSE
2021	High (C$)	Low (C$)	Volume	High ($)	Low ($)	Volume
January	22.48	20.57	32,018,640	17.67	16.12	4,431,299
February	22.67	19.69	30,462,192	17.86	15.46	4,924,870
March	20.22	18.95	59,489,029	16.23	14.94	9,144,088
April	21.25	19.74	52,904,092	16.98	15.84	5,848,736
May	19.94	18.26	48,266,917	16.26	15.06	6,431,527
June	19.78	18.31	69,462,447	16.25	14.76	17,655,889
July	19.93	18.47	38,722,461	15.98	14.76	9,097,315
August	20.19	19.31	31,790,990	16.10	15.24	8,639,712
September	19.89	18.56	42,151,037	15.71	14.62	10,083,313
October	18.86	17.71	58,751,480	15.26	14.30	10,163,718
November	18.04	17.16	59,725,166	14.55	13.39	15,521,782
December	18.51	17.22	45,302,472	14.53	13.44	14,055,470
7.1.2Preferred Shares
Series A Shares
The Series A Shares are listed and posted for trading on the TSX under the symbol “AQN.PR.A”. The following table sets forth the high and low trading prices and the aggregate volume of trading of the Series A Shares for the periods indicated (as quoted by the TSX).

2021	High (C$)	Low (C$)	Volume
January	20.99	19.85	136,831
February	22.85	20.51	251,740
March	23.99	22.00	155,430
April	24.91	23.50	325,122
May	24.90	24.27	216,584
June	25.65	24.72	111,968
July	25.40	24.62	66,252
August	26.15	24.75	102,286
September	26.60	25.01	70,734
October	26.07	25.00	100,012
November	25.60	25.05	71,170
December	26.35	25.15	90,665
Series D Shares
The Series D Shares are listed and posted for trading on the TSX under the symbol “AQN.PR.D”. The following table sets forth the high and low trading prices and the aggregate volume of trading of the Series D Shares for the periods indicated (as quoted by the TSX).

2021	High (C$)	Low (C$)	Volume
January	22.00	20.76	33,421
February	23.60	21.65	112,212
March	24.39	23.20	68,266
April	24.55	23.94	235,869
May	25.48	24.57	73,899
June	25.93	25.00	174,985
July	26.38	25.50	189,960
August	26.30	25.20	62,157
September	26.56	25.25	48,164
October	26.06	25.26	98,140
November	25.66	25.46	26,672
December	26.62	25.58	84,923

7.1.3Subordinated Notes
2018 Subordinated Notes
The 2018 Subordinated Notes are listed and posted for trading on the NYSE under the symbol “AQNA”. The following table sets forth the high and low trading prices and the aggregate volume of trading of the 2018 Subordinated Notes for the periods indicated (as quoted by the NYSE).

2021	High ($)	Low ($)	Volume ($)
January	28.43	27.18	378,849
February	28.30	26.67	257,952
March	28.02	25.71	423,474
April	28.18	26.95	560,306
May	28.02	27.05	205,518
June	28.52	27.83	297,981
July	28.22	27.57	207,330
August	27.95	27.19	361,961
September	28.18	27.41	258,430
October	27.85	26.82	187,364
November	27.98	26.98	232,579
December	27.83	26.53	707,356
2019 Subordinated Notes
The 2019 Subordinated Notes are listed and posted for trading on the NYSE under the symbol “AQNB”. The following table sets forth the high and low trading prices and the aggregate volume of trading of the 2019 Subordinated Notes for the periods indicated (as quoted by the NYSE).

2021	High ($)	Low ($)	Volume ($)
January	28.26	27.04	286,548
February	28.43	26.80	243,958
March	28.08	27.21	363,278
April	28.09	27.26	412,251
May	28.35	27.17	231,887
June	28.75	27.85	290,496
July	28.54	27.85	280,666
August	28.47	27.92	420,023
September	28.28	27.19	314,027
October	28.27	27.05	254,745
November	28.26	27.10	387,699
December	27.84	26.88	410,377
7.1.4Equity Units
The Equity Units are listed and posted for trading on the NYSE under the symbol “AQNU”. The following table sets forth the high and low trading prices and the aggregate volume of trading of the Equity Units for the periods indicated (as quoted by the NYSE).

2021	High ($)	Low ($)	Volume ($)
June (beginning June 18)	51.00	47.00	6,834,007
July	52.60	49.44	8,038,353
August	53.01	50.12	5,505,790
September	50.81	48.42	1,409,503
October	50.15	47.74	2,501,445
November	48.41	44.38	2,879,843
December	47.35	44.18	3,527,872
7.2Prior Sales
During the year ended December 31, 2021, there were no issuances or sales of any class of AQN securities that are outstanding but not listed or quoted on a marketplace.
Subsequent to December 31, 2021, on January 18, 2022, AQN completed an underwritten offering of (i) C$400 million of 2022-A Subordinated Notes and (ii) $750 million of 2022-B Subordinated Notes.
7.3Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer
There are no securities of AQN that are, to AQN’s knowledge, held in escrow or subject to contractual restrictions on transfer as of the date of this AIF.
8.DIRECTORS AND OFFICERS
8.1Name, Occupation and Security Holdings
The following table sets forth certain information with respect to the directors and executive officers of AQN as of the date of this AIF, and information on their history with the Corporation.

Name and Place of Residence	Principal Occupation	Served as Director or Officer of AQN from
CHRISTOPHER J. BALL Toronto, Ontario, Canada
Christopher Ball is the Executive Vice President of Corpfinance International Limited, and President of CFI Capital Inc., both of which are boutique investment banking firms. From 1982 to 1988, Mr. Ball was Vice President at Standard Chartered Bank of Canada with responsibilities for the Canadian branch operation. Prior to that, Mr. Ball held various managerial positions with the Canadian Imperial Bank of Commerce. He is also a member of the Hydrovision International Advisory Board, was a director of Clean Energy BC, is a director of First Nations Power Authority and is a recipient of the Clean Energy BC Lifetime Achievement Award. Mr. Ball is a holder of the Institute of Corporate Directors Director designation.
Director of AQN since October 27, 2009 Trustee of APCo from October 22, 2002 until May 12, 2011
ARUN BANSKOTA Oakville, Ontario
Arun Banskota is the President & Chief Executive Officer of AQN. He initially joined AQN as President in February 2020. Mr. Banskota has over 30 years of progressively senior roles with experience in energy development, construction, financing, and operations; profit and loss management of multiple large business units; and three start-ups in the clean-tech space. Prior to joining AQN, Mr. Banskota was Vice President, Data Center Global Services and Energy Team at Amazon.com, where he was responsible for the planning, engineering, and delivery of datacenter capacity for Amazon Web Services, a high growth global market-leader of cloud services. As Managing Director of Global Power at El Paso Corporation, he had profit and loss responsibility for a 6,500 MW global portfolio of 32 power plants, project development and approximately 10,000 employees. He was on the leadership team for a large energy company and has successfully managed project development, financing, and operations for solar, wind, and natural gas projects. As President & CEO of EVgo, Mr Banskota was responsible for taking commercial a high growth start-up company to build scale and presence in the electrical vehicle infrastructure sector. Mr. Banskota also serves on the board of directors of Atlantica. Mr. Banskota holds a Masters of Arts from the University of Denver, and a Master of Business Administration from the University of Chicago.
Officer of AQN since February 10, 2020 and Director of AQN since July 17, 2020

MELISSA STAPLETON BARNES Carmel, Indiana, United States
Melissa Stapleton Barnes was formerly Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer for Eli Lilly and Company, a global, research-based pharmaceutical company. In this role from January 2013 through June 2021, she was an executive officer and served as a member of the company’s executive committee. During her nearly 27-year career with Eli Lilly and Company, she also held a variety of business operations and legal positions, including the role of Vice President and Deputy General Counsel from 2012 to 2013; and General Counsel, Lilly Diabetes and Lilly Oncology from 2010 to 2012. Ms. Barnes holds a Bachelor of Science in Political Science and Government (highest distinction) from Purdue University and a Juris Doctorate from Harvard Law School. She is a Licensed Attorney with the Indiana State Bar, serves on the Dean’s Advisory Council for Purdue University’s College of Liberal Arts, and is on the board of the Ethics Research Council. Ms. Barnes is also Immediate Past Chair of the Ethics and Business Integrity Committee for the International Federation of Pharmaceutical Manufacturers and Associations.
Director of AQN since June 9, 2016
HELEN BREMNER Calgary, Alberta	Helen Bremner is the Executive Vice President, Strategy and Corporate Planning of AQN. Ms. Bremner has over 25 years of experience in strategy consulting and executive management in the utilities and energy sectors in Canada, the United States, Australia, and New Zealand. Prior to joining AQN, Ms. Bremner was a Partner (retired) at PwC Strategy& where she led the energy, utilities, mining and industrials practice in Canada. Previous experiences include 5 years as an EVP with ENMAX, 15 years in C-Suite roles with Meridian Energy and TransAlta in New Zealand and seven years with Andersen Consulting Strategy practice in Australia and Booz Allen and Hamilton in the U.S. Ms. Bremner holds a Master of Business Administration from the University of Chicago, a Master of Arts (Honours) from the University of St Andrews Scotland, and attended the Stanford Executive Program at the Stanford University Graduate School of Business. She also holds certification from the New Zealand Institute of Directors.	Officer of AQN since November 15, 2021
CHRIS HUSKILSON Wellington, Nova Scotia, Canada	Chris Huskilson is the President and CEO of 5-H Holdings Inc. and Chair of XOCEAN Ltd. An engineer by training, Mr. Huskilson was President and CEO of Emera Inc. for 13 years, over which time he took the business from approximately $3 billion to approximately $30 billion in assets. Recently, Mr. Huskilson has been active in the Atlantic Canadian start-up ecosystem, and is a founding partner at Creative Destruction Lab (CDL - Atlantic), a founding member of Canada’s Ocean Supercluster, a founding director at Endeavor Canada, and a mentor and investor in start-up companies. Mr. Huskilson is a member of the Association of Professional Engineers of Nova Scotia and serves on several not-for-profit boards of directors. Mr. Huskilson is Past-Chair of the Canadian Electricity Association, Past-Chair of the Great Halifax Partnership, and Past-Chair of the Energy Council of Canada. He was director of Emera Inc. until 2018 and a director of Tampa Electric until 2019. Mr. Huskilson is a member of the Nova Scotia Business Hall of Fame, a recipient of the Energy Person of the year, a recipient of the Catalyst Canada Award for advancement of women in the workplace and a recipient of the F.H. Sexton Gold Medal for Engineering. Mr. Huskilson holds a Bachelor of Science in Engineering, Master of Science in Engineering and Doctor of Science, Honoris Causa from the University of New Brunswick.	Director of AQN from October 27, 2009 to June 8, 2017, and since January 2, 2020 Trustee of APCo from July 20, 2009 until May 12, 2011
ANTHONY (JOHNNY) JOHNSTON Toronto, Ontario, Canada
Johnny Johnston is the Chief Operating Officer of AQN. Mr. Johnston has over 20 years of international experience in the utilities industry. Prior to joining the Corporation, Mr. Johnston, worked for National Grid where he led the transformation of its U.S. gas business. He has held a number of senior leadership roles in operations, customer service and strategy working in both the U.K. and U.S. across gas and electric businesses. Mr. Johnston has served on the board of the not-for-profit Heartshare Human Services of New York. Mr. Johnston holds a Masters degree in Engineering Science from the University of Oxford and a Master of Business Administration degree from the University of Cranfield. Mr. Johnston is a registered Chartered Engineer in the U.K.
Officer of AQN since January 8, 2019
ARTHUR KACPRZAK Oakville, Ontario, Canada	Arthur Kacprzak is the Chief Financial Officer of AQN. Mr. Kacprzak joined AQN in 2012 as Vice President, Treasurer, leading the Corporation’s treasury and corporate finance functions. He was appointed to the role of Chief Financial Officer in September 2020. Prior to joining the Corporation, Mr. Kacprzak held various senior level financial positions and has accumulated over 20 years of experience in corporate finance, treasury, accounting, taxation and management consulting. Mr. Kacprzak holds a Bachelors of Commerce degree from the University of Toronto and a Global Professional Master of Laws degree from the University of Toronto Faculty of Law. He is a Chartered Accountant as well as a CFA charterholder.	Officer of AQN since September 18, 2020

D. RANDY LANEY Farmington, Arkansas, USA
D. Randy Laney was most recently Chairman of the board of directors of Empire from 2009 until AQN’s acquisition of Empire on January 1, 2017. He joined the board of Empire in 2003 and served as the Non-Executive Vice Chairman from 2008 to 2009. Mr. Laney, semi-retired since 2008, has held numerous senior level positions with both public and private companies during his career, including 23 years with Wal-Mart Stores, Inc. in various executive positions such as Vice President of Finance, Benefits and Risk Management and Vice President of Finance and Treasurer. In addition, Mr. Laney has provided strategic advisory services to both private and public companies and served on numerous profit and non-profit boards. Mr. Laney brings significant management and capital markets experience, and strategic and operational understanding to his position on the Board. Mr. Laney holds a Bachelor of Science and a Juris Doctor from the University of Arkansas.
Director of AQN since February 1, 2017
KENNETH MOORE Toronto, Ontario, Canada	Kenneth Moore is the Managing Partner of NewPoint Capital Partners Inc., an investment banking firm. From 1993 to 1997, Mr. Moore was a senior partner at Crosbie & Co., a Toronto mid-market investment banking firm. Prior to investment banking, he was a Vice-President at Barclays Bank where he was responsible for a number of leveraged acquisitions and restructurings. Mr. Moore holds the Chartered Financial Analyst designation and has completed the Chartered Director program of the Directors College (McMaster University) and holds the certification of Chartered Director.	Director of AQN since October 27, 2009 Trustee of APCo from November 12, 1998 until November 10, 2010
JEFF NORMAN Burlington, Ontario, Canada	Jeff Norman is the Chief Development Officer of AQN, serving in this role since 2008. He was appointed to the AQN executive team in 2015. Mr. Norman co-founded the Algonquin Power Venture Fund in 2003 and served as President until it was acquired by APCo in 2008. Mr. Norman holds a Bachelor of Arts (Chartered Accountancy) and a Masters of Accounting from the University of Waterloo.	Officer of AQN since May 25, 2015
KIRSTEN OLSEN Toronto, Ontario Canada
Kirsten Olsen joined AQN in November 2019 as Chief Human Resources Officer. Ms. Olsen has 20 years of international HR experience with expertise in supporting large-scale change, talent management and M&A. Prior to joining AQN, Kirsten held progressive HR leadership roles over the course of 12 years with GE in the UK.
Ms. Olsen holds a Master of Industrial Relations & Human Resources from the University of Toronto and an Honours Bachelor of Arts with Distinction in Psychology from Huron College at the University of Western Ontario.
Officer of AQN since January 2, 2020
MARY ELLEN PARAVALOS Mississauga, Ontario, Canada	Mary Ellen Paravalos is the Chief Compliance and Risk Officer of AQN. Ms. Paravalos has over 20 years of international experience in the energy industry across operating, strategy and regulation & compliance areas. Prior to joining AQN, Ms. Paravalos was Vice President, ISO, Siting, and Compliance at Eversource Energy, and prior to that held a number of leadership roles at National Grid. Ms. Paravalos has served as a Director and President for the not-for-profit company New England Women in Energy and Environment. Ms. Paravalos holds a Masters degree in electric power engineering from Rensselaer Polytechnic Institute and a Bachelor’s degree in electrical engineering from Northeastern University. Ms. Paravalos is a registered engineer in the state of Massachusetts.	Officer of AQN since October 9, 2018
COLIN PENNY Midhurst, Ontario	Colin Penny is the Executive Vice President, Information Technology and Digital Transformation of AQN. Mr. Penny joined the Corporation in 2019 as the Vice President, Information Technology Transformation with over 20 years of experience delivering and operating technology solutions with a focus on business transformation and the strategic use of information and communication technologies within the energy and utilities sectors in North America. Prior to joining AQN, Mr. Penny was the Senior Vice President, Technology and Chief Information Officer of Hydro One Limited where he led the Information Solutions, Security and Telecom groups and before that spent the early part of his career with systems integration firms focused on control systems, cybersecurity, project delivery, and customer systems. Mr. Penny also cofounded and served as a Director for the Canadian Cyber Threat Exchange. Mr. Penny holds a Bachelor of Science (Honours) degree in Electrical Engineering from Queen’s University.	Officer of AQN since November 15, 2021

MASHEED SAIDI Dana Point, California, United States	Masheed Saidi has over 30 years of operational and business leadership experience in the electric utility industry. Between 2010 and 2017, Ms. Saidi was an Executive Consultant with the Energy Initiatives Group, a specialized group of experienced professionals that provide technical, commercial and business consulting services to utilities, ISOs, government agencies and other organizations in the energy industry. Between 2005 and 2010, Ms. Saidi was the Chief Operating Officer and Executive Vice President of U.S. Transmission for National Grid USA, and she was responsible for all aspects of its U.S. transmission business. Ms. Saidi previously served as Chairperson of the board of directors for the non-profit organization Mary’s Shelter, and also previously served on the board of directors of the Northeast Energy and Commerce Association. She earned her Bachelors in Power System Engineering from Northeastern University and her Masters of Electrical Engineering from the Massachusetts Institute of Technology. She is a Registered Professional Engineer in the state of Massachusetts.	Director of AQN since June 18, 2014
DILEK SAMIL Las Vegas, Nevada, United States	Dilek Samil has over 30 years of finance, operations and business experience in both the regulated energy utility sector as well as wholesale power production. Ms. Samil joined NV Energy as Chief Financial Officer and retired as Executive Vice President and Chief Operating Officer. While at NV Energy, Ms. Samil completed the financial transformation of the company, bringing its financial metrics in line with those of the industry. As Chief Operating Officer, Ms. Samil focused on enhancing the company’s safety and customer care culture. Prior to her role at NV Energy, Ms. Samil gained considerable experience in generation and system operations as President and Chief Operating Officer for CLECO Power. During her tenure at CLECO Power, the company completed construction of its largest generating unit and successfully completed its first rate case in over 10 years. Ms. Samil also served as CLECO Power’s Chief Financial Officer at a time when the industry and the company faced significant turmoil in the wholesale markets. She led the company’s efforts in the restructuring of its wholesale and power trading activities. Prior to NV Energy and CLECO Power, Ms. Samil spent close to 20 years at NextEra where she held positions of increasing responsibility, primarily in the finance area. Ms. Samil holds a Bachelor of Science from the City College of New York and a Masters of Business Administration from the University of Florida.	Director of AQN since October 1, 2014
JENNIFER TINDALE Campbellville, Ontario, Canada	Jennifer Tindale is the Chief Legal Officer and Corporate Secretary of AQN. Ms. Tindale has over 20 years of experience advising public companies on acquisitions, dispositions, mergers, financings, corporate governance and disclosure matters. From July 2011 to February 2017, Ms. Tindale was the Executive Vice President, General Counsel & Secretary at a cross-listed real estate investment trust. Prior to that, she was Vice President, Associate General Counsel & Corporate Secretary at a public Canadian-based pharmaceutical company and before that she was a partner at a top tier Toronto law firm, practising corporate securities law. Ms. Tindale holds a Bachelor of Arts and a Bachelor of Laws from the University of Western Ontario.	Officer of AQN since February 7, 2017
GEORGE TRISIC Oakville, Ontario, Canada	George Trisic is the Chief Governance Officer of AQN. In his role, Mr. Trisic is responsible for leading the sustainability and government affairs functions of the Corporation. He has broad experience managing in high growth, start up and expanding businesses across multiple sites and regions. His skill set includes leading multi-functional groups in finance, human resources, legal and information technology in a senior role. Mr. Trisic also serves on the board of directors of Atlantica. He holds a Bachelor of Laws Degree from the University of Western Ontario. Additionally, he holds a Chartered Director certification from the Directors College (McMaster University).	Officer of AQN since November 4, 2013
Each director will serve as a director of AQN until the next annual meeting of shareholders or until his or her successor is elected in accordance with the by-laws of AQN.
To the knowledge of the Corporation, as at March 3, 2022, the directors and executive officers of AQN, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 367,729 Common Shares, representing less than 1% of the total number of issued and outstanding Common Shares before giving effect to the exercise of options to purchase Common Shares held by such directors and executive officers.
8.2Audit Committee
Under the by-laws of AQN, the directors may appoint from their number, committees to effect the administration of the director’s duties. The directors have established an Audit Committee currently comprised of four directors of AQN: Mr. Ball (Chair), Ms. Barnes, Mr. Huskilson and Ms. Samil, all of whom are independent and financially literate for purposes of National Instrument 52-110 - Audit Committees. The Audit Committee is responsible for reviewing significant accounting, reporting and internal control matters, reviewing all published quarterly and annual financial statements and recommending their approval to the Directors and assessing the performance of AQN’s auditors.

8.2.1Audit Committee Charter
The Audit Committee mandate is attached as Schedule A to this AIF.
8.2.2Relevant Education and Experience
The following is a description of the education and experience, apart from their roles as directors of AQN, of each member of the Audit Committee that is relevant to the performance of their responsibilities as a member of the Audit Committee.
Mr. Ball’s financial experience includes over 30 years of domestic and international lending experience. He is Executive Vice-President of Corpfinance International Limited, a privately owned long-term debt and securitization financier. Mr. Ball was formerly a Vice-President at Standard Chartered Bank of Canada with responsibilities for the Canadian branch operation. Prior to that, Mr. Ball held numerous positions with Canadian Imperial Bank of Commerce, including credit function responsibilities. Mr. Ball is the Chair of the Audit Committee.
Mr. Huskilson’s financial experience includes over 35 years in leadership and operational roles in the regulated utilities business in Canada, the United States and the Caribbean. Mr. Huskilson is the President and CEO of 5-H Holdings Inc. and Chair of XOCEAN Ltd. Mr. Huskilson was President and Chief Executive Officer of Emera Inc., from 2004 to 2018. Prior to that Mr. Huskilson held a number of positions within Nova Scotia Power Inc. and its predecessor, Nova Scotia Power Corporation, since June 1980. Mr. Huskilson holds a Bachelor of Science in Engineering and a Master of Science in Engineering from the University of New Brunswick.
Ms. Samil has extensive financial experience, with over 30 years of finance, operations and business experience in the regulated energy utility sector. During her career, Ms. Samil was the Executive Vice President and Chief Operating Officer of NV Energy and gained considerable experience in generation and system operations as President and Chief Operating Officer for CLECO Power LLC. Ms. Samil holds a Bachelor of Science from the City College of New York and a Masters of Business Administration from the University of Florida.
Ms. Barnes’ financial experience includes a number of risk management and legal/regulatory senior executive roles in a public company. Ms. Barnes was an executive officer and a member of the corporate executive committee of Eli-Lilly and Company. She has extensive experience in the areas of risk management, legal and regulatory and is a licensed attorney with the Indiana State Bar.
8.2.3Pre-Approval Policies and Procedures
The Audit Committee has established a policy requiring pre-approval by the Audit Committee of all audit and permitted non-audit services provided to AQN by its external auditor. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee; however, the decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

Services	2021 Fees (C$)	2020 Fees (C$)
Audit Fees[1]	6,393,021	5,265,006
Audit-Related Fees[2]	101,458	101,458
Tax Fees[3]	552,786	460,602
All Other Fees[4]	50,000	–
1    For professional services rendered for audit or review or services in connection with statutory or regulatory filings or engagements.
2    For assurance and related services that are reasonably related to the performance of the audit or review of AQN’s financial statements and not reported under Audit Fees, including audit procedures related to regulatory commission filings.
3    For tax advisory, compliance and planning services.
4    For all other products and services provided by AQN’s external auditor.
8.3Corporate Governance, Risk, and Human Resources and Compensation Committees
The Board has established a Corporate Governance Committee, currently comprised of three directors of AQN: Mr. Laney (Chair), Ms. Barnes and Ms. Saidi.
The Board has established a Risk Committee to assist the Board in the oversight of the Corporation’s enterprise risk management approach. The committee is currently comprised of three directors of AQN: Ms. Saidi (Chair), Ms. Barnes and Mr. Huskilson.
The Board has also established a Human Resources and Compensation Committee, currently comprised of four directors of AQN: Ms. Samil (Chair), Mr. Ball, Mr. Huskilson and Mr. Laney.

8.4Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the knowledge of AQN, no director or officer of AQN:
a)is, as at the date of this AIF, or has been, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that:
i.was subject to an Order that was issued while the director or officer was acting in the capacity as director, chief executive officer or chief financial officer; or
ii.was subject to an Order that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer of chief financial officer;
b)is, as at the date of this AIF, or has been within ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
c)has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer; or
d)has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory body or has entered in a settlement agreement with a securities regulatory body, or is subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.
8.5Conflicts of Interest
To the knowledge of the Corporation, there are no existing or potential material conflicts of interest between AQN or a subsidiary and any current director or officer of AQN or a subsidiary of AQN.
9.LEGAL PROCEEDINGS AND REGULATORY ACTIONS
9.1Legal Proceedings
The Corporation is not, and was not during the financial year ended December 31, 2021, party to any legal proceedings that involve a claim for damages equal to 10% or more of the current assets of the Corporation, and the Corporation is not aware of any such legal proceedings that are contemplated.
9.2Regulatory Actions
During the financial year ended December 31, 2021, there were:
a)no penalties or sanctions imposed against AQN by a court relating to securities legislation or by a securities regulatory authority;
b)no other penalties or sanctions imposed by a court or regulatory body against AQN that would likely be considered important to a reasonable investor in making an investment decision; and
c)no settlement agreements that AQN has entered into with a court relating to securities legislation or with a securities regulatory authority.
10.INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
No director, executive officer or 10% holder of voting securities, or any associate or affiliate of the foregoing has, or has had, any material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect AQN or any of its affiliates.

11.TRANSFER AGENTS AND REGISTRARS
The transfer agent and registrar for the Common Shares, the Series A Shares and the Series D Shares listed on the TSX is TSX Trust Company, at its offices in Toronto, Ontario.
The transfer agent and registrar for the Common Shares listed on the NYSE is American Stock Transfer & Trust Company, LLC, at its office in Brooklyn, New York.
12.MATERIAL CONTRACTS
The Corporation does not have any material contracts that were not entered into in the ordinary course of business of the Corporation other than:
1.Stock Purchase Agreement dated October 26, 2021 between Liberty Utilities and the Sellers with respect to the Kentucky Power Transaction (the “Kentucky Acquisition Agreement”).
The aggregate purchase price for the Kentucky Power Transaction is approximately $2.846 billion, comprised of a cash purchase price of approximately $1.625 billion and the assumption of approximately $1.221 billion in debt, subject to customary closing adjustments. Closing of the Kentucky Power Transaction is subject to receipt of certain regulatory and governmental approvals, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (which has expired), clearance of the Kentucky Power Transaction by the Committee on Foreign Investment in the United States (which has been received), the approval by each of the Kentucky Public Service Commission and FERC of both the Kentucky Power Transaction and with respect to the termination and replacement of the existing operating agreement for the Mitchell Plant, and the approval of the Public Service Commission of West Virginia with respect to the termination and replacement of the existing operating agreement for the Mitchell Plant and the satisfaction of other customary closing conditions. The Corporation is subject to a “no burdensome condition” standard to obtain the required regulatory and governmental approvals, provided that the Corporation is not required to agree to any conditions that would have a material adverse effect on Kentucky Power and Kentucky TransCo as a whole. The Kentucky Acquisition Agreement contains representations, warranties, covenants, indemnities, conditions and termination rights typical of those contained in business acquisition agreements negotiated between sophisticated purchasers and vendors acting at arm’s length. The representations and warranties shall not survive the completion of the Kentucky Power Transaction, but the Corporation has obtained representation and warranty insurance coverage, which is subject to customary limitations and conditions. In addition, if the Kentucky Acquisition Agreement is terminated in certain circumstances, including due to a failure to receive required regulatory approvals (other than the approval of the Kentucky Public Service Commission, FERC or the Public Service Commission of West Virginia for the termination and replacement of the existing operating agreement for the Mitchell Plant), the Corporation may be required to pay to the Sellers a termination fee of $65 million.
13.EXPERTS
Ernst & Young LLP is the external auditor of the Corporation and has confirmed that they are (i) independent with respect to the Corporation within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and (ii) an independent registered public accounting firm with respect to the Corporation within the meaning of the U.S. Securities Act of 1933, the applicable rules and regulations adopted thereunder by the SEC and the Public Company Accounting Oversight Board (United States).
14.ADDITIONAL INFORMATION
Additional information relating to AQN may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of AQN’s securities and securities authorized for issuance under equity compensation plans is contained in AQN’s information circular for its most recent annual meeting. Additional financial information is provided in AQN’s financial statements and MD&A for the fiscal year ended December 31, 2021, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

SCHEDULE A
ALGONQUIN POWER & UTILITIES CORP.
MANDATE OF THE AUDIT COMMITTEE
By resolution of the board of directors (the “Board”) of Algonquin Power & Utilities Corp., the Audit Committee (the “Committee”) has been established as a standing committee of the Board with the terms of reference set forth below. Unless the context requires otherwise, “Corporation” refers to Algonquin Power & Utilities Corp. and its subsidiaries.
1.PURPOSE
1.1The Committee’s primary purposes are to:
a)assist the Board’s oversight of:
(i)the integrity of the Corporation’s financial statements, Management’s Discussion and Analysis (“MD&A”), earnings releases or news releases containing earnings guidance and other financial reporting;
(ii)the Corporation’s compliance with legal and regulatory requirements in connection with its financial statements, MD&A, earnings releases or news releases containing earnings guidance and other financial reporting;
(iii)the external auditor’s qualifications, independence and performance;
(iv)the performance of the Corporation’s internal audit function and internal auditor;
(v)the communication among management of the Corporation (“Management”), the external auditor, the internal auditor, and the Board; and
(vi)Management’s strategies for matters relating to treasury, liquidity, capital and debt markets and plans, financial structures, and tax planning; and
b)review and approve, or recommend the Board’s approval of (as applicable), any report that is required by law or regulation to be included in any of the Corporation’s public disclosure documents relating to the matters contained in this Mandate.
2.COMMITTEE MEMBERSHIP
2.1Number of Members – The Committee shall consist of not fewer than three members.
2.2Independence of Members – Each member of the Committee shall:
a)be a director of the Corporation;
b)not be an officer or employee of the Corporation or any of the Corporation’s subsidiary entities or affiliates; and
c)be independent as determined in accordance with sections 1.4 and 1.5 of National Instrument 52-110 (“NI 52-110”) and other applicable laws and regulations, including the standards of The New York Stock Exchange and Section 10A-3 of the U.S. Securities Exchange Act of 1934.
2.3Financial Literacy – Each member of the Committee shall satisfy the financial literacy requirements applicable to members of audit committees under NI 52-110 and other applicable laws and regulations. At least one member of the Committee shall be a “financial expert” within the meaning of item 407(d) of Regulation S-K under the U.S. Securities Act of 1933.
2.4Chair – The Chair of the Committee shall be selected from among the members of the Committee.
2.5Annual Appointment of Members – The Committee and its Chair shall be appointed annually by the Chair of the Board and each member of the Committee shall serve at the pleasure of the Chair of the Board until he or she resigns, is removed or ceases to be a director.
3.COMMITTEE MEETINGS
3.1Meetings – The time and place of the meetings of the Committee and the procedure in all things at such meetings shall be determined by the Committee. A meeting of the Committee may be called by any member of the Committee or by the external auditor. The Committee shall meet as frequently as necessary to carry out its duties and responsibilities, but not less than four times annually. A majority of members of the Committee shall constitute a quorum and the Committee shall maintain minutes or other records of its meetings and activities.
3.2Access to Management – The Committee shall have unrestricted access to Management and the external auditor.

3.3Meetings Without Management – At each meeting of the Committee it will have the opportunity for a portion of the meeting to occur without Management present, and the Committee shall hold in camera sessions with representatives of the external auditor, internal audit personnel, and such other members of Management as the Committee requests.
4.COMMITTEE AUTHORITY
4.1Advisors – The Committee may retain, at the expense of the Corporation, such outside legal, accounting (other than the external auditor) or other advisors on such terms as the Committee may consider appropriate and shall not be required to obtain any other approval in order to retain or compensate any such advisors.
4.2Funding – The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation of the external auditor and any advisor retained by the Committee under Section 4.1 of this Mandate, and for the payment of the ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
4.3Access to Records – The Committee shall have unrestricted access to the documents and records of the Corporation and shall be provided with the resources necessary to carry out its responsibilities.
5.DUTIES AND RESPONSIBILITIES OF THE COMMITTEE
5.1Overview – The Committee’s principal responsibility is one of oversight. Management is responsible for preparing the Corporation’s financial statements and the external auditor is responsible for auditing those financial statements.
The Committee’s specific duties and responsibilities are as follows:
a)Financial and Related Information –
(i)Financial Statements – The Committee shall review and discuss with Management and the external auditor the Corporation’s annual and quarterly financial statements and related MD&A and earnings release and report thereon to the Board before the Board approves such statements, MD&A and earnings release.
(ii)Prospectuses and Other Documents – The Committee shall review and discuss with Management and the external auditor the financial information, financial statements and related MD&A appearing in any prospectus, annual report, annual information form (including Form 40-F), management information circular, news releases containing earnings guidance or any other public disclosure document prior to its public release or filing.
(iii)Accounting Treatment – Prior to the completion of the annual external audit, and at any other time considered advisable by the Committee, the Committee shall review and discuss with Management and the external auditor the quality and not just the acceptability of the Corporation’s accounting principles and financial statement presentation, including the following:
A)all critical accounting policies and practices to be used, including the reasons why certain estimates or policies are or are not considered critical and how current and anticipated future events impact those determinations and an assessment of Management’s disclosures along with any significant proposed modifications by the external auditor that were not included;
B)all alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with Management, including ramifications of the use of such alternative disclosure and treatments and the treatment preferred by the external auditor, which discussion should address recognition, measurement, and disclosure considerations related to the accounting for specific transactions as well as general accounting policies. Communications regarding specific transactions should identify the underlying facts, financial statement accounts affected, and applicability of existing corporate accounting policies to the transaction. Communications regarding general accounting policies should focus on the initial selection of, and changes in, significant accounting policies, the effect of Management’s judgments and accounting estimates, and the external auditor’s judgments about the quality of the Corporation’s accounting principles. Communications regarding specific transactions and general accounting policies should include the range of alternatives available under generally accepted accounting principles discussed by Management and the external auditor and the reasons for selecting the chosen treatment or policy. If the external auditor’s preferred accounting treatment or accounting policy is not selected, the reasons therefor should also be reported to the Committee;

C)other material written communications between the external auditor and Management, such as any management letter, schedule of unadjusted differences, listing of adjustments and reclassifications not recorded, management representation letter, report on observations, recommendations on internal controls, engagement letter, and independence letter;
D)major issues regarding financial statement presentations;
E)any significant changes in the Corporation’s selection or application of accounting principles;
F)the effect of regulatory and accounting initiatives and off balance sheet structures on the financial statements of the Corporation; and
G)the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of control deficiencies.
(iv)Disclosure of Other Financial Information – The Committee shall:
A)review and discuss with Management the type and presentation of information to be included in all public disclosure by the Corporation containing audited, unaudited or forward-looking financial information in advance of its public release by the Corporation, including earnings guidance and financial information based on unreleased financial statements;
B)discuss with Management the type and presentation of information to be included in earnings and any other financial information given to analysts and rating agencies, if any; and
C)satisfy itself that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the Corporation’s financial statements, MD&A and earnings press releases, and periodically assess the adequacy of those procedures.
b)External Auditor –
(i)Authority with Respect to External Auditor – The Committee shall be directly responsible for the appointment, compensation, retention, termination, and oversight of the work of the external auditor (including resolution of disagreements between Management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Corporation. The Committee shall have sole authority for recommending the person to be proposed to the Corporation’s shareholders for appointment as external auditor, for determining whether at any time the incumbent external auditor should be removed from office, and for determining the compensation of the external auditor. The Committee shall require the external auditor to confirm in an engagement letter to the Committee each year that the external auditor is accountable to the Board and the Committee as representatives of shareholders and that it will report directly to the Committee.
(ii)Approval of Audit Plan – The Committee shall approve, prior to the external auditor’s audit, the external auditor’s audit plan (including staffing levels), the scope of the external auditor’s review, and all related fees.
(iii)Independence – The Committee shall satisfy itself as to the independence of the external auditor. As part of this process:
A)The Committee shall require the external auditor to submit on a periodic basis to the Committee a formal written statement confirming its independence under applicable laws and regulations and delineating all relationships between the external auditor and the Corporation and the Committee shall actively engage in a dialogue with the external auditor with respect to any disclosed relationships or services that may affect the objectivity or independence of the external auditor and take or, if applicable, recommend that the Board take, any action the Committee considers appropriate in response to such report to satisfy itself of the external auditor’s independence.
B)In accordance with applicable laws and regulations, the Committee shall pre–approve any non–audit services (including fees therefor) provided to the Corporation by the external auditor or any auditor of any subsidiary and shall consider whether these services are compatible with the external auditor’s independence, including the nature and scope of the specific non–audit services to be performed and whether the audit process would require the external auditor to review any advice rendered by the external auditor in connection with the provision of non-audit services. The Committee may delegate to one or more designated members of the Committee the authority to approve additional non-audit services that arise between Committee meetings, provided that such designated members report any such approvals to the Committee at its next meeting.
C)The Committee shall establish a policy setting out the restrictions on the Corporation’s subsidiary entities hiring partners, employees, former partners and former employees of the external auditor or former external auditor.
(iv)Rotating of Auditor Partner – The Committee shall evaluate the performance of the external auditor and whether it is appropriate to adopt a policy of rotating lead or responsible partners of the external auditor.
(v)Review of Audit Problems and Internal Audit – The Committee shall review with the external auditor:
A)any problems or difficulties the external auditor may have encountered, including any restrictions on the scope of activities or access to required information, and any disagreements with Management and any management letter provided by the auditor and the Corporation’s response to that letter;
B)any changes required in the planned scope of the internal audit; and
C)the internal audit department’s responsibilities, budget and staffing.
(vi)Review of Proposed Audit and Accounting Changes – The Committee shall review major changes to the Corporation’s auditing and accounting principles and practices suggested by the external auditor.
(vii)Regulatory Matters – The Committee shall discuss with the external auditor the matters required to be discussed by Section 5741 of the CICA Handbook – Assurance relating to the conduct of the audit.
c)Internal Audit Function – Controls –
(i)Regular Reporting – Internal audit personnel shall report regularly to the Committee.
(ii)Oversight of Internal Controls – The Committee shall oversee Management’s design and implementation of and reporting on the Corporation’s internal controls and review the adequacy and effectiveness of Management’s financial information systems and internal controls. The Committee shall periodically review and approve the mandate, plan, budget, and staffing of the internal audit department. The Committee shall direct Management to make any changes it deems advisable in respect of the internal audit function.
(iii)Review of Audit Problems – The Committee shall review with internal audit personnel any problem or difficulties internal audit personnel may have encountered, including any restrictions on the scope of activities or access to required information, and any significant reports to Management prepared by internal audit personnel and Management’s responses thereto.
(iv)Review of Internal Audit Personnel – The Committee shall review the appointment, performance, and replacement of the senior internal audit personnel and the activities, organization structure, and qualifications of the persons responsible for the internal audit function.
d)Risk Assessment and Risk Management –
(i)Risk Exposure – The Committee shall discuss periodically with the external auditor, internal audit personnel, and Management the Corporation’s major financial risk exposures and the steps Management has taken to monitor and control such exposures.
(ii)Investment Practices – The Committee shall review Management’s plans and strategies around investment practices and treasury risk management.
(iii)Compliance with Covenants – The Committee shall review Management’s procedures to assess compliance by the Corporation with its loan covenants and restrictions, if any.
e)Finance Matters –
(i)Capital Plans – The Committee shall review on a periodic basis Management’s capital funding plans, including timing, liquidity considerations, cost of capital, ongoing and projected capital requirements, types of instruments and financing models to be utilized, and balance sheet management activities.

(ii)Tax Planning – The Committee shall review on a periodic basis Management’s tax planning strategies, tax planning structures, and associated matters.
(iii)Finance Structures and Plans – The Committee shall review on a periodic basis the financing and holding company structures and asset financing plans used by management to acquire, hold or operate assets and/or utilized in partnerships and joint ventures with third parties.
f)Whistle-Blowing – The Committee shall establish procedures for:
(i)the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and
(ii)the confidential, anonymous submission by the Corporation’s employees of concerns regarding questionable accounting or auditing matters.
g)Review of Management’s Certifications and Reports – The Committee shall review and discuss with Management all certifications of financial information, management reports on internal controls, and all other management certifications and reports relating to the Corporation’s financial position or operations required to be filed or released under applicable laws and regulations prior to the filing or release of such certifications or reports.
h)Liaison – The Committee shall assess whether appropriate liaison and co–operation exist between the external auditor and internal audit personnel and provide a direct channel of communication between the external auditor, internal auditors, and the Committee.
i)Public Reports – The Committee shall review and approve, or recommend the Board’s approval of (as applicable), any report that is required by law or regulation to be included in any of the Corporation’s public disclosure documents relating to the matters contained in this Mandate.
j)Other Matters – The Committee may, in addition to the foregoing, perform such other functions as may be necessary or appropriate for the performance of its duties and responsibilities.
6.REPORTING TO THE BOARD
6.1Regular Reporting – The Committee shall report to the Board on its activities following each meeting of the Committee and at such other times as the Committee may determine to be appropriate.
7.EVALUATION OF COMMITTEE PERFORMANCE
7.1Performance Review – The Committee shall periodically assess its performance and that of its Chair.
7.2Amendments to Mandate – The Committee shall periodically review and discuss the adequacy of this Mandate and, if applicable, recommend any proposed changes to the Board for approval.
8.CURRENCY OF MANDATE
8.1Currency of Mandate – This Mandate was approved by the Board on March 3, 2022.

SCHEDULE B
GLOSSARY OF TERMS
In this AIF, the following terms have the meanings set forth below, unless otherwise indicated:
“2018 Notes Interest Reset Date” has the meaning ascribed thereto under “Description of Capital Structure – Subordinated Notes”.
“2018 Subordinated Notes” has the meaning ascribed thereto under “Description of Capital Structure – Preferred Shares”.
“2019 Notes Interest Reset Date” has the meaning ascribed thereto under “Description of Capital Structure – Subordinated Notes”.
“2019 Subordinated Notes” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2019 – Corporate”.
“2021 Bought Deal Offering” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2021 – Corporate”.
“2022 Subordinated Note Offering” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2022 – Corporate”
“2022-A Interest Payment Date” has the meaning ascribed thereto under “Description of Capital Structure – Subordinated Notes”.
“2022-A Notes Interest Reset Date” has the meaning ascribed thereto under “Description of Capital Structure – Subordinated Notes”.
“2022-A Subordinated Notes” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2022 – Corporate”.
“2022-B Notes Interest Reset Date” has the meaning ascribed thereto under “Description of Capital Structure – Subordinated Notes”.
“2022-B Subordinated Notes” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2022 – Corporate”.
“5-Year Government of Canada Yield” has the meaning ascribed thereto in the first supplemental indenture dated as of January 18, 2021 between AQN and TSX Trust Company providing for the issue of the 2022-A Subordinated Notes.
“AIF” means this annual information form.
“Altavista Solar Facility” means the 80 MW Altavista solar generation facility in Campbell County, Virginia
“Amended and Restated Rights Plan” has the meaning ascribed thereto under “Description of Capital Structure – Shareholders’ Rights Plan”.
“Amherst Island Wind Facility” means the 74 MW Amherst Island wind energy facility located in Ontario on Amherst Island near the village of Stella.
“APCo” has the meaning ascribed thereto under “Corporate Structure – Name, Address and Incorporation”.
“APSC” means Arkansas Public Services Commission.
“AQN” has the meaning ascribed thereto under “Corporate Structure – Name, Address and Incorporation”.
“Ascendant” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2019 – Corporate”.
“Atlantica” has the meaning ascribed thereto under “General Development of the Business – Renewable Energy Group”.
“AY Holdings” has the meaning ascribed thereto under “Corporate Structure – Intercorporate Relationships”.
“Bakersfield I Solar Facility” means the 20 MW Bakersfield solar generating facility in California.
“BELCO” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2019 – Corporate”.
“Board” means the Algonquin Power & Utilities Corp. board of directors.
“BRRBA” means base revenue requirement balancing account.
“CalPeco Electric System” means an electricity distribution utility in the Lake Tahoe basin and surrounding areas.

“CCRs” has the meaning ascribed thereto under “Enterprise Risk Factors – Risk Factors Relating to Regulatory Environment”.
“Chevron” means Chevron U.S.A. Inc.
“Collateral Reset Level” has the meaning ascribed thereto under “Enterprise Risk Factors – Risk Factors Relating to Strategic Planning and Execution”.
“Common Shares” means the common shares of Algonquin Power & Utilities Corp.
“Corporation” has the meaning ascribed thereto under “Corporate Structure – Name, Address and Incorporation”.
“COVID-19” has the meaning ascribed thereto under “Caution Concerning Forward-looking Statements and Forward-looking Information”.
“CPUC” means California Public Utilities Commission.
“DBRS” means the credit rating agency Dominion Bond Rating Service Limited.
“Deerfield Wind Facility” means the Deerfield wind energy facility in Michigan.
“EBITDA” means earnings before interest, taxes, depreciation and amortization.
“EDG” has the meaning ascribed thereto under “Corporate Structure – Intercorporate Relationships”.
“Empire” has the meaning ascribed thereto under “Corporate Structure – Intercorporate Relationships”.
“Empire District Electric System” means an electricity distribution and generation utility in Missouri, Kansas, Oklahoma and Arkansas.
“Energy Service” has the meaning ascribed thereto under “Description of the Business – Regulated Services Group – Electric Distribution Systems – Selected Facilities”.
“EnergyNorth Gas System” means a natural gas distribution utility in New Hampshire.
“EPC” means engineering, procurement and construction.
“Equity Unit Offering” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2021 – Corporate”.
“Equity Units” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2021 – Corporate”.
“ERCOT” means Electric Reliability Council of Texas.
“ERM” means enterprise risk management.
“ESSAL” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2020 – Regulated Services Group”.
“FERC” means the Federal Energy Regulatory Commission.
“FIT” means feed-in tariff.
“Fitch” means Fitch Ratings, Inc.
“Five-Year U.S. Treasury Rate” has the meaning ascribed thereto in the third supplemental indenture dated as of January 18, 2082 among AQN, American Stock Transfer & Trust Company, LLC and TSX Trust Company providing for the issue of the 2022-B Subordinated Notes.
“GAAP” means Generally Accepted Accounting Principles.
“GAF” has the meaning ascribed thereto under “Description of the Business – Regulated Services Group – Description of Operations – Natural Gas Distribution Systems – Selected Facilities”.
“Granite State Electric System” means an electricity distribution utility in New Hampshire.
“Great Bay I Solar Facility” means the 75 MW Great Bay I solar facility in Somerset County, Maryland.
“Great Bay II Solar Facility” means the 43 MW Great Bay II solar facility in Somerset County, Maryland.
“GW” means gigawatt.
“IESO” means Independent Electricity System Operator for Ontario.
“ISO” means independent system operator.
“ISO-NE” means Independent System Operator New England.
“KCC” means State Corporation Commission of the State of Kansas.

“Kentucky Acquisition Agreement” has the meaning ascribed thereto under “Material Contracts”.
“Kentucky Power” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2021 – Regulated Services Group”.
“Kentucky Power Transaction” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2021 – Regulated Services Group”.
“Kentucky TransCo” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2021 – Regulated Services Group”.
“Kings Point Wind Facility” means the 150 MW wind facility located in Barton County, southwestern Dade County, northeastern Jasper County, and northwestern Lawrence County, Missouri.
“kV” means kilovolt.
“Liberty Apple Valley Water” has the meaning ascribed thereto under “Description of the Business – Regulated Services Group – Description of Operations – Water Distribution and Wastewater Collection Systems”.
“Liberty JV” means the joint venture between the Corporation and funds managed by the Infrastructure and Power strategy of Ares Management LLC.
“Liberty JV Secured Credit Facility” has the meaning ascribed thereto under “Enterprise Risk Factors – Risk Factors Relating to Strategic Planning and Execution”.
“Liberty New York Water” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2019 – Regulated Services Group”.
“Liberty Park Water” has the meaning ascribed thereto under “Description of the – Business Regulated Services Group – Description of Operations – Water Distribution and Wastewater Collection Systems”.
“Liberty Utilities” has the meaning ascribed thereto under “Corporate Structure – Intercorporate Relationships”.
“Liberty Utilities Canada” has the meaning ascribed thereto under “Corporate Structure – Intercorporate Relationships”.
“LIBOR” has the meaning ascribed thereto in the first supplemental indenture dated as of October 17, 2018 between AQN, American Stock Transfer & Trust Company, LLC and TSX Trust Company (as successor to AST Trust Company (Canada)) providing for the issue of the 2018 Subordinated Notes and in the second supplemental indenture dated as of May 23, 2019 between AQN, American Stock Transfer & Trust Company, LLC and TSX Trust Company (as successor to AST Trust Company (Canada)) providing for the issue of the 2019 Subordinated Notes.
“Litchfield Park Water System” means the Litchfield Park water and wastewater system in Arizona.
“Luning Solar Facility” means the 50 MW solar generating facility located in Mineral County, Nevada.
“Manitoba Hydro” means the Manitoba Hydro-Electric Board.
“Maverick Creek Wind Facility” means the 492 MW Maverick Creek wind facility in Concho County, Texas.
“MD&A” has the meaning ascribed thereto under “Caution Concerning Forward-looking Statements and Forward-looking Information”.
“MDPU” means The Massachusetts Department of Public Utilities.
“Midstates Gas Systems” means natural gas distribution utility assets in Missouri, Iowa and Illinois.
“Minonk Wind Facility” means the Minonk wind energy facility in Illinois.
“MISO” means Midcontinent Independent System Operator, Inc.
“Mitchell Plant” means has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2021 – Regulated Services Group”.
“Moody’s” means Moody’s Investors Services, Inc.
“MPSC” means Missouri Public Service Commission.
“MW” means megawatt.
“NB Energy Board” means the New Brunswick Energy and Utilities Board.
“Neosho Ridge Wind Facility” means the 300 MW wind facility located in Neosho County, Kansas.
“NERC” means the North American Electric Reliability Corporation.
“New Brunswick Gas System” means the natural gas distribution utility assets in New Brunswick.
“New England Gas System” means natural gas distribution utility assets in Massachusetts.
“New York Water System” means a water and wastewater utility system in New York.

“NHPUC” means the New Hampshire Public Utilities Commission.
“North Fork Wind Facility” means the 150 MW wind facility located in northwestern Jasper County and southwestern Barton County, Missouri.
“NV Energy” means NV Energy, Inc.
“NYSE” means New York Stock Exchange.
“OATT” means open access transmission tariff.
“OCC” means Corporation Commission of Oklahoma.
“Odell Wind Facility” means the 200 MW Odell wind facility in Cottonwood, Jackson, Martina and Watonwan counties in Minnesota.
“OECD” has the meaning ascribed thereto under “Enterprise Risk Factors – Risk Factors Relating to Financing and Financial Reporting”.
“Offtake Contract” has the meaning ascribed thereto under “Enterprise Risk Factors – Risk Factors Relating to Strategic Planning and Execution”.
“OPEB” has the meaning ascribed thereto under “Enterprise Risk Factors – Risk Factors Relating to Financing and Financial Reporting”.
“Order” means (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.
“Par Call Period” has the meaning ascribed thereto under “Description of Capital Structure – Subordinated Notes”.
“Peach State Gas System” means natural gas distribution utility assets in Georgia.
“PGA” means purchased gas adjustment.
“PJM” means PJM Interconnection, L.L.C.
“PPA” means power purchase agreement.
“Primary Energy Production Hedge” has the meaning ascribed thereto under “Description of the Business – Renewable Energy Group – Description of Operations – Wind Power Generating Facilities – Selected Facilities”.
“RAB” means the Regulatory Authority of Bermuda.
“REC” means renewable energy credit.
“Reinvestment Plan” has the meaning ascribed thereto under “Dividends – Dividend Reinvestment Plan”.
“RPS” means renewable portfolio standards.
“RWE Renewables” means RWE Renewables Americas, LLC.
“S&P” means Standard & Poor’s Financial Services LLC.
“Sandy Ridge Wind Facility” means the Sandy Ridge wind energy facility in Texas.
“SaskPower” means Saskatchewan Power Corporation.
“SEC” means U.S. Securities and Exchange Commission.
“Sellers” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2021 – Regulated Services Group”.
“Senate Wind Facility” means the Senate wind energy facility in Texas.
“Series A Shares” has the meaning ascribed thereto under “Dividends – Preferred Shares”.
“Series A Shares Redemption Right” has the meaning ascribed thereto under “Description of Capital Structure – Preferred Shares”.
“Series B Shares” has the meaning ascribed thereto under “Description of Capital Structure – Preferred Shares”.
“Series C Shares” has the meaning ascribed thereto under “Dividends – Preferred Shares”.
“Series D Shares” has the meaning ascribed thereto under “Dividends – Preferred Shares”.
“Series D Shares Redemption Right” has the meaning ascribed thereto under “Description of Capital Structure – Preferred Shares”.
“Series E Shares” has the meaning ascribed thereto under “Description of Capital Structure – Preferred Shares”.

“Series F Shares” has the meaning ascribed thereto under “Description of Capital Structure – Preferred Shares”.
“Series G Shares” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2019 – Corporate”.
“Series H Shares” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2022 – Corporate”.
“Series I Shares” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2022 – Corporate”.
“Shady Oaks Wind Facility” means the Shady Oaks wind energy facility in Illinois.
“SPP” means Southwest Power Pool.
“St. Lawrence Gas System” means natural gas distribution utility assets in northern New York State.
“St. Leon LP” has the meaning ascribed thereto under “Corporate Structure – Intercorporate Relationships”.
“St. Leon Wind Facility” means the 104 MW wind facility located at St. Leon, Manitoba.
“Sugar Creek Wind Facility” means the 202 MW Sugar Creek wind facility in Logan County, Illinois.
“TCFD” has the meaning ascribed thereto under “Description of the Business – Social and Environmental Policies and Commitment to Sustainability – ESG Report and Climate Change Assessment Report”.
“Texas Coastal Wind Facilities” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2020 – Regulated Services Group”.
“Tinker Hydro Facility” means the electric generating facility and transmission assets in New Brunswick.
“TSX” means the Toronto Stock Exchange.
“Turquoise Solar Facility” means the 10 MW solar generating facility located in Washoe County, Nevada.
“U.S. Exchange Act” has the meaning ascribed thereto under “Enterprise Risk Factors – Risk Factors Relating to Financing and Financial Reporting”.
“Windsor Locks Thermal Facility” has the meaning ascribed thereto under the heading “Description of the Business – Renewable Energy Group – Description of Operations – Thermal (Cogeneration) Electric Generating Facilities – Selected Facilities”.